Form 10-K, Exhibit 13
period 1995-09-30
SILICON VALLEY GROUP INC
filed 1995-12-26
CIK 712752

                                                                    Exhibit 13.1

CONSOLIDATED BALANCE SHEETS




SEPTEMBER 30,                                                        1994       1995
---------------------------------------------------------------------------------------
(in thousands, except share and per share amounts)


ASSETS
Current Assets:

      Cash and equivalents                                         $ 87,829    $166,790
      Temporary investments (market value of $13,773)                    --      13,733
      Accounts receivable (net of allowance for doubtful accounts
         of $2,630 and $4,107, respectively)                         66,809     122,849
      Inventories                                                    84,717     153,973
      Receivable from sale of stock warrants                          8,204          --
      Prepaid expenses                                                3,632       7,389
      Deferred taxes                                                    169       1,000
                                                                   --------    --------
      Total current assets                                          251,360     465,734
Property and equipment--net                                          15,425      27,619
Deposits and other assets                                             1,784       2,097
Intangible assets--net                                                3,105       2,820
                                                                   --------    --------
Total                                                              $271,674    $498,270
                                                                   --------    --------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
      Current portion of capital lease obligations                 $    828    $    885
      Accounts payable                                               20,254      40,219
      Accrued liabilities                                            53,644      99,427
      Income taxes payable                                            5,443       2,177
                                                                   --------    --------
      Total current liabilities                                      80,169     142,708
Capital lease obligations                                             1,510         654
Deferred liabilities                                                    998         685
Commitments (See Notes 6, 9, 13 and 14)                                  --          --

Minority interest                                                     3,782       3,976
Stockholders' Equity:
      Convertible Redeemable Preferred Stock--$.01 par value,
         shares authorized: 1,000,000;
         shares outstanding in 1994: 10,000                          17,000         --
      Common Stock--$.01 par value, shares authorized:
         40,000,000; shares outstanding: 1994: 18,967,276;
         1995: 25,233,170                                           105,978     249,552
      Retained earnings                                              62,237     100,695
                                                                   --------    --------
      Stockholders' equity                                          185,215     350,247
                                                                   --------    --------
Total                                                              $271,674    $498,270
                                                                   --------    --------

See Notes to Consolidated Financial Statements.

10
SILICON VALLEY GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30,                              1993       1994       1995
-----------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net sales                                            $240,633   $319,922   $462,032
Cost of sales                                         147,207    195,511    278,553
                                                     --------   --------   --------
Gross profit                                           93,426    124,411    183,479
Operating expenses:
      Research, development and related engineering    26,332     30,443     40,231
      Marketing, general and administrative            59,710     67,517     90,859
                                                     --------   --------   --------
Operating income                                        7,384     26,451     52,389
Interest and other income                                 469      1,090      9,465
Interest expense                                         (933)      (721)      (620)
                                                     --------   --------   --------
Income before income taxes and minority interest        6,920     26,820     61,234
Provision for income taxes                              2,076     10,191     22,045
Minority interest                                         359       (135)       194
                                                     --------   --------   --------
Net income                                           $  4,485   $ 16,764   $ 38,995
                                                     --------   --------   --------
Preferred Stock dividend                             $  1,190   $  1,190   $    537
                                                     --------   --------   --------
Net income per share                                 $   0.22   $   0.84   $   1.57
                                                     --------   --------   --------
Shares used in per share computations                  15,277     18,538     24,850
                                                     --------   --------   --------

See Notes to Consolidated Financial Statements.

                                                                              11
                                                                             SVG

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      PREFERRED STOCK          COMMON STOCK          NOTE     RETAINED
                                      SHARES    AMOUNT      SHARES      AMOUNT    RECEIVABLE  EARNINGS
------------------------------------------------------------------------------------------------------
(dollars in thousands)
Balances, October 1, 1992             10,000   $ 17,000   14,778,345   $ 60,991     $ (526)   $ 43,651
      Preferred Stock dividend                               144,059      1,190                 (1,190)
      Stock options exercised                                220,471      1,396
      Net income                                                                                 4,485
                                     -------   --------   ----------   --------     ------    --------
Balances, September 30, 1993          10,000     17,000   15,142,875     63,577       (526)     46,946
      Sale of Common Stock,
          net of issuance costs                            3,379,000     30,646
      Sale of common stock warrants                               --      8,204
      Stock options exercised                                240,334      1,597
      Employee stock purchase plan                           148,169        725
      Preferred Stock dividend                               106,898      1,190                 (1,190)
      Repurchase of Common Stock
         in exchange for reduction
         of note receivable                                  (50,000)      (243)       526        (283)
      Tax benefit of stock option
         transactions                                                       282
      Net income                                                                                16,764
                                     -------   --------   ----------   --------     ------    --------
Balances, September 30, 1994          10,000     17,000   18,967,276    105,978         --      62,237
      Sale of Series B
         Preferred Stock,
         net of issuance costs        14,943     29,800
      Sale of Common Stock,
         net of issuance costs                             3,192,606     87,636
      Conversion of Series A
         Preferred Stock to
         Common Stock                (10,000)   (17,000)   1,000,000     17,000
      Conversion of Series B
         Preferred Stock to
         Common Stock                (14,943)   (29,800)   1,494,300     29,800
      Stock options exercised                                520,256      4,454
      Employee stock purchase plan                            31,040        167
      Preferred Stock dividend                                27,692        592                   (537)
      Tax benefit of stock
         option transactions                                              3,925
      Net income                                                                                38,995
                                     -------   --------   ----------   --------     ------    --------
Balances, September 30, 1995              --   $     --   25,233,170   $249,552      $  --    $100,695
                                     -------   --------   ----------   --------     ------    --------

See Notes to Consolidated Financial Statements.

12
SILICON VALLEY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30,                                      1993       1994       1995
-------------------------------------------------------------------------------------------
(in thousands)
Cash Flows from Operating Activities:
      Net income                                             $  4,485   $ 16,764   $ 38,995
      Reconciliation to net cash provided by
         (used for) operating activities:
            Depreciation and amortization                       9,487      9,553      9,216
            Amortization of intangibles                         1,094        773        285
            Deferred income taxes                              (1,213)     1,681       (831)
            Minority interest                                     359       (135)       194
            Changes in assets and liabilities:
               Accounts receivable                            (36,650)     6,108    (56,040)
               Inventories                                    (19,451)     3,517    (69,256)
               Prepaid expenses                                  (749)     1,617     (3,757)
               Deposits and other assets                          242       (446)      (313)
               Accounts payable                                 7,455     (2,857)    19,965
               Accrued and deferred liabilities                 4,366     15,745     45,748
               Income taxes payable                             4,643      3,298     (3,266)
                                                             --------   --------   --------
      Net cash provided by (used for) operating activities    (25,932)    55,618    (19,060)
                                                             --------   --------   --------
Cash Flows from Investing Activities:
      Purchases of temporary investments                           --         --    (13,733)
      Purchase of property and equipment                       (1,729)    (3,777)   (21,410)
                                                             --------   --------   --------
      Net cash used for investing activities                   (1,729)    (3,777)   (35,143)
                                                             --------   --------   --------
Cash Flows from Financing Activities:
      Sale of Common Stock                                      1,396     33,250     96,182
      Sale of Preferred Stock                                      --         --     29,800
      Collection of receivable from sale of
         common stock warrants                                     --         --      8,204
      Borrowings under credit agreement                        17,151      8,000         --
      Repayment of debt                                        (6,063)   (22,971)      (799)
                                                             --------   --------   --------
      Net cash provided by financing activities                12,484     18,279    133,387
                                                             --------   --------   --------
Effect of Exchange Rate Changes on Cash:                           51         92       (223)
                                                             --------   --------   --------
Increase (decrease) in cash and equivalents                   (15,126)    70,212     78,961
Cash and equivalents:
      Beginning of year                                        32,743     17,617     87,829
                                                             --------   --------   --------
      End of year                                            $ 17,617   $ 87,829   $166,790
                                                             --------   --------   --------
Non-Cash Investing and Financing Activities:
      Subscription of common stock warrants                  $     --   $  8,204   $     --
                                                             --------   --------   --------
      Repurchase of Common Stock in exchange
         for reduction of note receivable                    $     --   $    526   $     --
                                                             --------   --------   --------
      Equipment acquired under capital lease                 $    162   $     --   $     --
                                                             --------   --------   --------
      Preferred Stock dividend paid in Common Stock          $  1,190   $  1,190   $    592
                                                             --------   --------   --------
      Preferred Stock Series A converted to
         Common Stock                                        $     --   $     --   $ 17,000
                                                             --------   --------   --------
      Preferred Stock Series B converted to
         Common Stock                                        $     --   $     --   $ 29,800
                                                             --------   --------   --------
      Tax benefit of stock option transactions               $     --   $    282   $  3,925
                                                             --------   --------   --------

See Notes to Consolidated Financial Statements.

                                                                              13
                                                                             SVG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

The Company designs, manufactures, and markets semiconductor wafer processing equipment used in the electronics industry.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries, after elimination of intercompany transactions and balances. Foreign exchange gains and losses are included in net income and were not significant in any of the periods presented.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less.

TEMPORARY INVESTMENTS

Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), which requires investments in debt and marketable equity securities to be classified as either being held to maturity or available for sale as part of the Company's strategy for investment portfolio management. All of the Company's investments at September 30, 1995 were classified as held to maturity, based on the Company's ability and intent to hold these securities, and are stated at amortized cost.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

                                          YEARS
Machinery and equipment                 3 to 10
Furniture and fixtures                  3 to 10
Leasehold improvements                Lease term


INTANGIBLE ASSETS

Intangible assets are amortized on a straight-line basis over their estimated lives as follows: goodwill, twenty-five years; purchased technology, six years.


14
SILICON VALLEY GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REVENUE RECOGNITION

Sales are generally recognized upon shipment. Product warranty costs are accrued in the period that sales are recognized.

The Company relies on a limited number of major customers for a substantial percentage of its net sales. One customer accounted for 18% of sales in 1995 and 19% of sales in 1994; a second customer accounted for 17% of sales in 1995, 20% of sales in 1994 and 16% in 1993; and a third customer accounted for 12% of sales in 1995 and 11% of sales in 1994. One other customer accounted for 14% of sales in 1993.

RESEARCH, DEVELOPMENT, AND RELATED ENGINEERING

Research, development, and related engineering costs are expensed as incurred. Funds received under certain development agreements are recorded as a reduction to such expenses as earned. The Company's products include certain software applications that are integral to the operation of the product. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility of the software and/or development of the related hardware. (See Note 14.)

RECLASSIFICATIONS

Reclassifications have been made to the prior years' Consolidated Financial Statements to conform to the fiscal 1995 presentation.

NET INCOME PER SHARE

Net income per share is computed by dividing net income attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares reflect the dilutive effect of outstanding stock options, common stock warrants, and convertible Preferred Stock. Net income per share amounts for 1993 and 1994 were computed after deducting $1,190,000 of Series A Preferred Stock dividends from net income. There was no such deduction for 1995 as the effect was antidilutive.

FISCAL YEAR

The Company uses a 52-53 week fiscal year ending on the Friday closest to September 30. The accompanying financial statements have been shown as ending on September 30. Fiscal years 1995, 1994, and 1993 each included 52 weeks.

                                                                              15
                                                                             SVG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. TEMPORARY INVESTMENTS

The amortized cost and estimated fair value of temporary investments that are accounted for as held to maturity, as of September 30, 1995, are as follows:

                               GROSS         GROSS        GROSS      ESTIMATED
                             AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                               COST          GAINS       LOSSES        VALUE
------------------------------------------------------------------------------
(in thousands)
Municipal bonds             $ 9,733,000     $41,000    $    --      $ 9,774,000
Bankers acceptances           4,000,000          --     (1,000)       3,999,000
                            -----------     -------    -------      -----------
Temporary investments       $13,733,000     $41,000    $(1,000)     $13,773,000
                            ===========     =======    =======      ===========


All of the Company's temporary investments mature within twelve months. There were no sales of securities prior to maturity during fiscal 1995.


3. INVENTORIES

SEPTEMBER 30,                                       1994       1995
-------------------------------------------------------------------
(in thousands)

Inventories consist of:
     Raw materials                               $38,096   $ 63,803
     Work-in-process                              44,558     87,060
     Finished goods                                2,063      3,110
                                                 -------   --------
     Total                                       $84,717   $153,973
                                                 =======   ========


4. PROPERTY AND EQUIPMENT

SEPTEMBER 30,                                       1994       1995
-------------------------------------------------------------------
(in thousands)
Property and equipment consist of:
     Machinery and equipment                    $ 44,948   $ 56,963
     Furniture and fixtures                       11,247     13,944
     Leasehold improvements                        8,677     13,702
                                                --------   --------
     Total                                        64,872     84,609
     Accumulated depreciation and amortization   (49,447)   (56,990)
                                                --------   --------
     Property and equipment--net                $ 15,425   $ 27,619
                                                ========   ========


16
SILICON VALLEY GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INTANGIBLE ASSETS

SEPTEMBER 30,                                        1994      1995
-------------------------------------------------------------------
(in thousands)
Intangible assets consist of:
     Goodwill                                     $ 4,186   $ 4,186
     Purchased technology                           3,700     3,700
                                                  -------   -------
                                                    7,886     7,886
     Accumulated amortization                      (4,781)   (5,066)
                                                  -------   -------
     Total                                        $ 3,105   $ 2,820
                                                  =======   =======


6. SVG LITHOGRAPHY SYSTEMS, INC.

The Company owns 94% of SVG Lithography Systems, Inc. (SVGL) and International Business Machines (IBM) owns the remaining 6%. The minority interest reflected on the Consolidated Balance Sheets represents IBM's interest in the net assets of SVGL.

At the time of its initial investment in SVGL, the Company committed to purchase up to an additional $23,200,000 of SVGL securities at a specified price at any time though May 15, 1997, based on certain financial needs of SVGL (the SVGL Calls). To the extent the SVGL Calls are not exercised, the Company has the option to purchase up to $15,000,000 of SVGL Common Stock under similar terms.


7. BANK LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

In October 1994, the Company entered into a two-year $50,000,000 bank revolving line of credit agreement. Advances under the line of credit are secured by certain tangible and intangible assets of the Company and bear interest at either the U.S. prime rate plus 1/2% or the LIBOR rate plus 1-1/2%. The agreement includes covenants regarding working capital, profitability, leverage, coverage of certain charges, minimum net worth, capital expenditures, and prohibition of cash dividends.

At September 30, 1995 and 1994, the Company had capital lease obligations of $1,539,000 and $2,338,000, respectively, of which $885,000 and $828,000, respectively, represented the current portion of such obligations.

The capital lease obligations bear interest at rates ranging from 71/2% to 10% and are secured by equipment with an aggregate cost and accumulated depreciation of $3,682,000 and $3,147,000, respectively, at September 30, 1995 ($3,682,000 and $2,659,000, respectively, at September 30, 1994).

                                                                              17
                                                                             SVG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest payments were $1,055,000 in 1993, $542,000 in 1994, and $439,000 in
1995.

At September 30, 1995, future minimum payments for capital lease obligations are as follows (in thousands):

     1996                                                   $  991
     1997                                                      472
     1998                                                      209
                                                            ------
                                                             1,672
Less amounts representing interest                            (133)
                                                            ------
                                                             1,539
Current portion                                               (885)
                                                            ------
Long-term portion                                           $  654
                                                            ======

8. ACCRUED LIABILITIES

SEPTEMBER 30,                                       1994    1995
------------------------------------------------------------------
(in thousands)
Accrued liabilities consist of:
     Compensation                                 $11,666  $20,030
     Product warranty                              18,325   32,603
     Customer deposits and advances                13,487   33,368
     Other                                         10,166   13,426
                                                  -------  -------
Total                                             $53,644  $99,427
                                                  -------  -------


9. EMPLOYEE BENEFIT PLANS

The Company's profit-sharing plan provides quarterly distributions to eligible employees as determined by the Board of Directors. Profit-sharing distributions were $1,793,000 in 1994 and $3,557,000 in 1995. There were no such distributions in 1993.

Under the Company's Cash or Deferred Profit-Sharing Plan (401[k] Plan), the Company may make contributions, depending on the amount of the employee's contribution, up to a maximum of 3% of compensation. The Company's contributions were $1,467,000 in 1993, $1,549,000 in 1994, and $2,059,000 in 1995.

At September 30, 1995, two officers of the Company had employment agreements that provide, in the event of disability, death, or termination meeting certain criteria, for severance payments based on a multiple of their then current compensation. At September 30, 1995, the aggregate potential payments under these agreements would have been approximately $2,600,000.

18
SILICON VALLEY GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES

The provision for income taxes consists of (in thousands):

YEARS ENDED SEPTEMBER 30,                 1993      1994      1995
-------------------------------------------------------------------
     Current:
          Federal                       $ 1,910   $ 4,112   $17,857
          State                             260     2,723     3,723
          Foreign                         1,119     1,675     1,296
                                        -------   -------   -------
     Total current                        3,289     8,510    22,876
                                        -------   -------   -------
     Deferred:
          Federal                        (1,213)    1,970      (758)
          State                             --       (289)      (73)
                                        -------   -------   -------
     Total deferred                      (1,213)    1,681      (831)
                                        -------   -------   -------
                                        $ 2,076   $10,191   $22,045
                                        =======   =======   =======


Domestic and foreign income before income taxes and minority interest is as follows (in thousands):

YEARS ENDED SEPTEMBER 30,                  1993      1994     1995
------------------------------------------------------------------
     Domestic                           $ 4,050   $22,482  $53,731
     Foreign                              2,870     4,338    7,503
                                        -------   -------  -------
                                        $ 6,920   $26,820  $61,234
                                        =======   =======  =======


The effective tax rate differs from the Federal statutory rate as follows:

YEARS ENDED SEPTEMBER 30,                            1993      1994     1995
-----------------------------------------------------------------------------
     Statutory rate                                  34.0%     35.0%    35.0%
     State taxes, net of Federal effect               2.5       4.0      3.0
     Foreign taxes at differing rates                 2.1        .6     (2.3)
     Nondeductible goodwill amortization              2.3        .2       .1
     FSC commission                                    --       --      (1.5)
     Change in valuation allowance                   (7.9)      --       --
     Other                                           (3.0)     (1.8)     1.7
                                                     ----      ----     ----
     Total                                           30.0%     38.0%    36.0%
                                                     ====      ====     ====

                                                                             SVG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The items giving rise to deferred taxes were as follows (in thousands):

SEPTEMBER 30,                                                    1994        1995
----------------------------------------------------------------------------------
Deferred tax assets:
     Reserves not recognized for tax purposes                  $ 10,195    $ 9,622
     Net operating loss carryforwards of acquired companies       5,780      5,780
                                                               --------   --------
     Total deferred tax assets                                   15,975     15,402
Deferred tax liabilities--accelerated depreciation               (3,859)    (2,455)
Valuation allowance                                             (11,947)   (11,947)
                                                               --------   --------
Total                                                          $    169   $  1,000
                                                               ========   ========


At September 30, 1995, approximately $15,500,000 of Federal loss carryforwards were available to offset future Federal taxable income generated by SVGL, through the year 2007, subject to certain limitations. The valuation allowance relates to the net deferred tax assets of SVGL.

In 1993, income tax refunds were $1,973,000. In 1994 and 1995, the Company made income tax payments of $4,753,000 and $22,423,000.


11. STOCKHOLDERS' EQUITY

SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

The Series A Convertible Redeemable Preferred Stock (Series A Preferred), all of which was owned by The Perkin-Elmer Corporation (Perkin-Elmer), had certain conversion and redemption provisions and bore mandatory quarterly dividends at a rate of 7% per annum, payable in either cash or shares of the Company's Common Stock. In satisfaction of the quarterly dividends, the Company issued 144,059, 106,898, and 27,692 shares of Common Stock in 1993, 1994, and 1995, respectively.

In March 1995, the Series A Preferred was converted into 1,000,000 shares of the Company's Common Stock.

SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK

In February 1995, the Company entered into a business agreement with Intel Corporation, Motorola Inc., and Texas Instruments Incorporated (the Investors) related to the Company's Micrascan photolithography products. As part of this agreement the Investors purchased, in equal amounts, an aggregate of approximately

20
SILICON VALLEY GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$30,000,000 of the Company's newly issued Series B Convertible Preferred Stock (Series B Preferred). (See Note 14.) In accordance with the terms of its issuance, the Series B Preferred automatically converted into 1,494,300 shares of Common Stock as the result of a registration statement that was effective concurrent with a public offering of the Company's Common Stock in March 1995.

COMMON STOCK WARRANTS

On September 30, 1994, as part of a series of agreements with SEMATECH, the Company sold warrants for $8,204,000 under which SEMATECH has the right to purchase, through September 30, 1998, 1,750,000 shares of Common Stock at $13.625 per share (see Note 14). The warrants are subject to a net exercise provision that permits the holder to make a cashless exercise of the warrants based on the closing price of the Common Stock.

COMMON STOCK

In fiscal 1994, the Company sold 3,379,000 shares of its Common Stock through an underwritten public offering. The net proceeds from the offering were $30,646,000, of which approximately $19,000,000 was used to repay debt outstanding under the Company's revolving line of credit.

In March 1995, the Company sold 3,192,606 shares of its Common Stock through an underwritten public offering. The net proceeds from the offering were $87,636,000. As part of the same public offering, Perkin-Elmer sold 1,807,394 shares of Common Stock, including 1,000,000 shares from the conversion of the Series A Preferred.

In October 1995, subsequent to its fiscal 1995 year-end, the Company sold 4,025,000 shares of its Common Stock through an underwritten public offering. The net proceeds from the offering were approximately $126,200,000.


12. STOCK OPTION AND PURCHASE PLANS

Under the Company's stock option plans, the Board of Directors may, at its discretion, grant incentive or nonqualified stock options to employees and directors, and options are automatically granted annually to directors who are not employees of the Company. Options may be granted for a period not to exceed ten years from the date of grant, at prices at least equal to the fair market value of Common Stock at the grant date, and become exercisable generally over a period of four or five years.

                                                                              21
                                                                             SVG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Activity under the plans is as follows (in thousands, except per share amounts):

                                 SHARES
                                  UNDER      EXERCISE
                                 OPTION        PRICE          TOTAL
---------------------------------------------------------------------
Balances, October 1, 1992        1,198    $ 4.63 - $11.12     $ 8,164
     Granted                       333      4.88 -  10.50       2,338
     Exercised                    (221)     4.63 -   9.00      (1,407)
     Canceled                     (134)     4.88 -  11.12        (920)
                                 -----    ---------------     -------
Balances, September 30, 1993     1,176      4.63 -  11.12       8,175
     Granted                       567     10.63 -  12.63       6,219
     Exercised                    (240)     4.63 -  10.50      (1,597)
     Canceled                      (62)     4.63 -  12.44        (510)
                                 -----    ---------------     -------
Balances, September 30, 1994     1,441      4.63 -  12.63      12,287
     Granted                       737     19.56 -  44.50      19,496
     Exercised                    (520)     4.63 -  22.63      (4,454)
     Canceled                     (126)     4.63 -  26.88      (1,558)
                                 -----    ---------------     -------
Balances, September 30, 1995     1,532    $ 4.63 - $44.50     $25,771
                                 =====    ===============     =======

At September 30, 1995, options to purchase 334,000 shares were exercisable and options to purchase 640,000 shares of Common Stock were available for grant.

Under the Company's Employee Stock Purchase Plan, 1,200,000 shares of Common Stock were reserved for issuance, of which 902,000 had been issued at September 30, 1995. The plan permits virtually all employees to purchase, through payroll deductions, Common Stock at 85% of the lower of the fair market value of the Common Stock on the first or last day of the offering period. The offering periods are twenty-four months, with a new twenty-four month period beginning each April 1.

During 1989, an officer of the Company exercised options to purchase shares of Common Stock in exchange for a ten-year, full-recourse note receivable. In May 1994, the Company repurchased 50,000 shares of Common Stock at $10.50 per share, the fair market value at the date of repurchase. The officer applied the proceeds of such repurchase to repay the $526,000 outstanding under such note.


13. COMMITMENTS

SVGL occupies its facilities under a lease from Perkin-Elmer that expires in 2010. Through March 1995, Perkin-Elmer was a stockholder of the Company (see
Note 11).


22
SILICON VALLEY GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At September 30, 1995, future minimum lease payments for operating leases (primarily facilities and including the SVGL lease noted above) are as follows (in thousands):

     1996                               $ 6,524
     1997                                 6,002
     1998                                 5,504
     1999                                 4,598
     2000                                 3,426
     Thereafter through 2010             25,562
                                        -------
     Total                              $51,616
                                        =======

Rent expense was $8,164,000, $7,730,000, and $7,907,000 in 1993, 1994, and 1995,
respectively, including $2,378,000 paid in 1993 and 1994 and $2,219,000 paid in 1995 to Perkin-Elmer.


14. RESEARCH AND DEVELOPMENT AGREEMENTS

The Company, primarily through SVGL, has obtained multi-year research and development funding agreements with outside parties, under which the Company receives payments based on meeting specified product development milestones. The Company does not anticipate that such funding will cover the entire cost of the development efforts to which it pertains. Therefore, it is recorded as a reduction of research, development, and related engineering, in amounts approximating the percentage of costs incurred to date to the total estimated costs of such development efforts.

The Company incurred costs of $9,526,000 in 1993, $3,129,000 in 1994, and $13,877,000 in 1995 relating to such product development and recognized $7,969,000, $1,473,000, and $12,767,000, respectively, in related funding.

Under one research and development agreement, SVGL is obligated to pay IBM royalties of 15% of its operating income, subject to certain limitations. Royalty payments to date have not been significant.

On September 30, 1994, SEMATECH entered the first of a series of agreements with the Company to both assist in funding the Micrascan technology and to increase SVGL's manufacturing capability and capacity. The agreements with SEMATECH included the sale of warrants for $8,204,000 to purchase shares of the Company's Common Stock (see Note 11) and established certain milestones on which the funding is based. The proceeds from the sale of the warrants, received in October 1994, were utilized to increase SVGL's manufacturing capability and


                                                                              23
                                                                             SVG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

capacity to satisfy anticipated demand for the current and future versions of the Micrascan product. Additionally, over a three-year period, SEMATECH agreed to fund, upon SVGL's completion of certain milestones, approximately $22,000,000 for the future development of Micrascan technology and to increase capacity to build the Micrascan product. Through September 30, 1995, the Company had recognized $13,549,000 of funding under the agreements. During the term of the agreements the Company is obligated to fund from its own resources not less than 120% of the total amount received from SEMATECH (including the proceeds of the sale of the warrants) up to a maximum of $36,000,000, to further the development of Micrascan technology, to increase manufacturing capability and capacity for Micrascan products, and to fund related inventory costs. At September 30, 1995, the Company had fulfilled its funding requirements under the SEMATECH agreements.

In February 1995, the Company entered into agreements with Intel Corporation, Motorola Inc., and Texas Instruments Incorporated (the Investors) related to the Company's Micrascan photolithography products under which the Investors purchased an aggregate of $30,000,000 of the Company's newly issued Series B Preferred (see Note 11) and received certain rights to purchase future generations of the Company's Micrascan products. In turn, the Company agreed to utilize the proceeds of the transaction for research and development related to its Micrascan technology and the expansion of its manufacturing capacity, as well as working capital for its Micrascan products. The agreement with the Investors also obligates the Company to fund, at any time over a five-year period, an amount such that the total it funds under the agreements with both SEMATECH and the Investors is not less than $25,000,000. Further, were the Company not to fulfill certain obligations under the agreement, it could be required to repurchase the Common Stock held by the Investors.

As part of the agreement with the Investors, IBM was also granted certain rights to purchase initial quantities of future generations of the Company's Micrascan products.


15. GEOGRAPHIC SEGMENTS

The Company's products are manufactured in the United States and sold worldwide. The Company markets internationally through both distributors and foreign-based sales and service operations.

The following table presents a summary of operations by geographic region. Inter-region transfers and eliminations represent transfers between domestic operations and international subsidiaries. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit. Research, development and related engineering expenses and general corporate expenses are included in operating income from North American operations.

24
SILICON VALLEY GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                            1993           1994           1995
--------------------------------------------------------------------------------
(in thousands)
Net Sales:
     North America:
        Unaffiliated customers:
          North America                   $132,020       $186,093       $312,613
          Europe                            39,332         73,808         68,536
          Far East                          12,055         24,395         24,259
          Other                              1,234            250          1,932
        Inter-region transfers              37,775         21,214         35,407
     Europe                                 40,691         28,082         41,519
     Far East                               15,301          7,294         13,173
     Eliminations                          (37,775)       (21,214)       (35,407)
                                          --------       --------       --------
        Consolidated net sales            $240,633       $319,922       $462,032
                                          --------       --------       --------
Operating Income:
     North America                        $  5,288       $ 21,884       $ 45,938
     Europe                                  3,204          4,326          7,027
     Far East                                  248            545            822
     Eliminations                           (1,356)          (304)        (1,398)
                                          --------       --------       --------
        Consolidated operating income     $  7,384       $ 26,451       $ 52,389
                                          --------       --------       --------
Identifiable Assets:
     North America                        $193,188       $250,705       $466,981
     Europe                                 16,071         21,026         31,864
     Far East                               11,085          7,894         10,041
     Eliminations                           (8,060)        (7,951)       (10,616)
                                          --------       --------       --------
        Consolidated assets               $212,284       $271,674       $498,270
                                          --------       --------       --------

16. SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                            FIRST    SECOND     THIRD    FOURTH
                                           QUARTER   QUARTER   QUARTER   QUARTER
--------------------------------------------------------------------------------
(in thousands, except per share amounts)
1995
     Net sales                            $ 85,971  $109,380  $127,722  $138,959
     Gross profit                           33,202    41,531    52,163    56,583
     Income before income taxes and
        minority interest                    8,355    11,623    18,904    22,352
     Net income                              5,330     7,487    12,044    14,134
     Net income per share                      .25       .33       .45       .52
1994
     Net sales                            $ 70,917  $ 85,300  $ 81,725  $ 81,980
     Gross profit                           27,058    32,424    32,734    32,195
     Income before income taxes and
        minority interest                    4,424     7,834     6,930     7,632
     Net income                              2,719     4,742     4,319     4,984
     Net income per share                      .15       .23       .21       .24

                                                                              25
                                                                             SVG

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SILICON VALLEY GROUP, INC.:

We have audited the accompanying consolidated balance sheets of Silicon Valley Group, Inc. and its subsidiaries as of September 30, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silicon Valley Group, Inc. and its subsidiaries at September 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP                           [DELOITTE & TOUCHE LLP LOGO]
-------------------------

San Jose, California
October 20, 1995

26
SILICON VALLEY GROUP, INC.

FINANCIAL INFORMATION

FIVE-YEAR SELECTED FINANCIAL DATA

YEARS ENDED SEPTEMBER 30,                   1991      1992       1993      1994      1995
-------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Income Statement Data:
     Net sales                            $234,798  $192,457   $240,633  $319,922  $462,032
     Income before income taxes
        and minority interest                3,338     1,564      6,920    26,820    61,234
     Net income (loss)                       1,641      (292)     4,485    16,764    38,995
     Preferred Stock dividend                   --       209      1,190     1,190       537
     Net income (loss) per share              0.12     (0.03)      0.22      0.84      1.57
     Shares used in per share
        computations                        13,166    14,754     15,277    18,538    24,850

Balance Sheet Data:
     Working capital                      $ 82,365  $ 91,148   $107,975  $171,191  $323,026
     Total assets                          192,317   180,777    212,284   271,674   498,270
     Long-term debt and
        capital leases                       8,200     1,652      2,338     1,510       654
     Stockholders' equity                  103,800   121,116    126,997   185,215   350,247

COMMON STOCK PRICES

The Company's Common Stock is traded in the over-the-counter market on the Nasdaq National Market System under the symbol SVGI. The following table sets forth the range of high and low sales prices of the stock during fiscal 1994 and 1995 as reported by Nasdaq-NMS.

                                          1994              1995
                                    HIGH       LOW     HIGH      LOW
----------------------------------------------------------------------
First Quarter                      $12 1/8   $ 9 1/4  $21 1/4  $14
Second Quarter                      13 3/8     9 1/2   30 3/4   18 3/8
Third Quarter                       12 3/8     9 1/4   37 1/8   24 7/8
Fourth Quarter                      14 7/8    11 3/8   49 3/8   32 5/8

To date, the Company has not declared or paid dividends on its Common Stock. The Board of Directors of the Company presently intends to retain all earnings for use in the Company's business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. The Company's revolving credit facility prohibits the payment of cash dividends on Common Stock. As of December 1, 1995, there were 608 holders of record of the Common Stock.

                                                                              27
                                                                             SVG

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company designs, markets, and services semiconductor processing equipment used in the fabrication of integrated circuits. The Company's products are used in photolithography for exposure and photoresist processing and in deposition for oxidation/diffusion and low pressure chemical vapor deposition (LPCVD). The Company manufactures and markets its photolithography exposure products through its majority-owned subsidiary, SVG Lithography Systems, Inc. (SVGL), its photoresist processing products through its Track Systems Division (Track), and its oxidation/diffusion and LPCVD products through its Thermco Systems Division (Thermco).

The semiconductor industry into which the Company sells its products is highly cyclical and has, historically, experienced periodic downturns which have had a severe effect on the semiconductor industry's demand for semiconductor processing equipment. Prior semiconductor downturns have resulted in significant reductions in the Company's net sales, gross profit, and net income. Moreover, the Company's operations as a whole will continue to be dependent on the current and anticipated demand for integrated circuits and products utilizing integrated circuits. Any future weakness in demand in the semiconductor industry is likely to have an adverse effect on the Company's business and results of operations. Further, the Company relies on a limited number of major customers for a substantial percentage of its net sales (three such customers accounted for 47% and 50% of the Company's sales in fiscal 1995 and 1994, respectively). The loss of or any substantial reduction in orders by any such customer could adversely affect the Company's business and results of operations.


FISCAL 1995 COMPARED TO FISCAL 1994

Net sales during fiscal 1995 were $462,032,000, a 44% increase over net sales of $319,922,000 during fiscal 1994. SVGL, Track, and Thermco each recorded higher net sales in fiscal 1995. The most significant increase resulted from shipments of Thermco's vertical reactors. The continuing strong demand for semiconductor capital equipment was reflected in the Company's fiscal 1995 product bookings of $644,352,000, up 68% from fiscal 1994 bookings of $383,216,000. At September 30,
1995, the Company had backlog (customer orders with scheduled shipment dates within twelve months) of $391,439,000, its highest ever. The backlog included orders for 34 Micrascan photolithography systems, one of which was for the next-generation .25 micron product, from six different global semiconductor manufacturers.

28
SILICON VALLEY GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross margins were 40% in fiscal 1995 compared to 39% during fiscal 1994. The increased gross margins were primarily due to higher volumes in all of the operating groups and improvements related to Thermco's vertical reactors and SVGL's Micrascan II photolithography systems, offset in part by lower margins on Track's earlier technology and after-market products.

Research, development and related engineering (R&D) was $40,231,000 (9% of net sales) during fiscal 1995 compared to $30,443,000 (10% of net sales) during fiscal 1994. The fiscal 1995 and 1994 R&D expenditures were net of funding received from outside parties under development agreements of $12,767,000 and $1,473,000, respectively. The majority of such funding was provided to SVGL by SEMATECH. The year-to-year increase in R&D was primarily due to new product development, costs incurred to support increased product shipments, and design improvements on the Series 8000 Advanced Vertical Processor (AVP) incurred by Thermco during the first half of fiscal 1995.

Marketing, general and administrative expenses (MG&A) were $90,859,000 (20% of net sales) during fiscal 1995 compared to $67,517,000 (21% of net sales) during fiscal 1994. In comparison to the preceding year, the increase in MG&A was primarily related to the level of shipments and, to a lesser degree, additional administrative costs incurred in supporting the Company's operations. The decrease in MG&A as a percentage of sales reflects the significant year-to-year increase in net sales.

Fiscal 1995 operating income was $52,389,000 compared to $26,451,000 for fiscal 1994. The increase in operating income resulted from the higher fiscal 1995 net sales and gross profits, offset in part by increased R&D and MG&A costs.

During fiscal 1995, interest and other income was $9,465,000 compared to $1,090,000 for fiscal 1994. The increase was primarily the result of interest earned on significantly higher cash balances. Additionally, the fourth quarter of fiscal 1995 included $1,500,000 in initial royalty fees from a non-exclusive license granted to a third party for the use of certain cleaning technology owned by the Company. The Company does not anticipate that royalties from this license will be significant in any future period.

Interest expense was $620,000 during fiscal 1995 compared to $721,000 during fiscal 1994. The year-earlier period included interest expense related to borrowings outstanding under the Company's bank line of credit during the first several months of fiscal 1994.

                                                                              29
                                                                             SVG

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company recorded a 36% provision for income taxes for fiscal 1995, compared to a 38% provision for fiscal 1994. Variations in the Company's effective tax rate related primarily to changes in the geographic distribution of its pretax income. (See Note 10 to the Consolidated Financial Statements.)

The minority interest represents that share of SVGL's operating results attributable to its minority shareholder. For fiscal 1995, the reduction for minority interest was $194,000 compared to an addition for minority interest of $135,000 during fiscal 1994.

The Company had net income of $38,995,000 ($1.57 per share) in fiscal 1995, compared to net income of $16,764,000 ($0.84 per share) for fiscal 1994. The number of shares used in the per share computations was 24,850,000 and 18,538,000 for fiscal 1995 and 1994, respectively. The significant increase in such shares was primarily the result of the issuance of the Series B Convertible Preferred Stock (which was subsequently converted to Common Stock along with the Series A Preferred Stock) and the sale of 3,192,606 shares of Common Stock in an underwritten public offering in March 1995. (See Note 11 to the Consolidated Financial Statements.)


FISCAL 1994 COMPARED TO FISCAL 1993

Fiscal 1994 net sales were $319,922,000, a 33% increase over fiscal 1993 net sales of $240,633,000. The increase resulted from significantly higher sales of Track and Thermco products, particularly the current generation 90 Series Track products and Thermco's enhanced VTR7000PLUS(TM) vertical thermal reactors. Fiscal 1994 product bookings of $383,216,000 were up 33% from fiscal 1993 bookings of $288,371,000 and the Company exited fiscal 1994 with a backlog of $209,119,000.

Gross margins were 39% for fiscal 1994, approximately level with fiscal 1993. In comparison to fiscal 1993, Track margins improved primarily due to higher volumes and increased manufacturing efficiencies, but were offset by lower SVGL margins. The lower fiscal 1994 SVGL margins were primarily the result of the shipment of fewer Micralign systems, of which less were higher margin refurbished units, more complex Micrascan IIs shipped, and overall lower manufacturing volumes. Although Thermco's shipments were significantly higher in fiscal 1994, its margins remained approximately level with fiscal 1993. During the second half of fiscal 1994, Thermco's margins improved, but did not offset inefficiencies present through the first half of fiscal 1994.

30
SILICON VALLEY GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In fiscal 1994, R&D expense was $30,443,000 (10% of net sales) compared to $26,332,000 (11% of net sales) in fiscal 1993. The fiscal 1994 and 1993 R&D expenditures were net of funding of $1,473,000 and $7,969,000, respectively, the majority of which was received by SVGL from outside parties, primarily SEMATECH, under development agreements. The year-to-year increase in absolute dollar expenditures resulted primarily from the transition of SVGL's development effort from such development agreements to projects funded by the Company, costs incurred by the Thermco and Track engineering groups supporting the higher levels of product shipments, and the further development by Thermco of both its VTR7000PLUS and AVP products. The reduction in R&D as a percent of sales from fiscal 1994 to fiscal 1993 is the result of the significant growth in sales between the two fiscal years.

Fical 1994 MG&A expense increased to $67,517,000 from $59,710,000 in fiscal
1993 primarily due to costs associated with the increased level of product shipments, the expansion of the Company's marketing and customer support capabilities, and amounts incurred in the general management of the Company. In contrast to the increased expenditures, fiscal 1994 MG&A decreased to 21% of net sales from 25% of net sales during fiscal 1993 as the result of higher sales in 1994.

Operating income was $26,451,000 in fiscal 1994, a significant increase from $7,384,000 for fiscal 1993. The increased operating income resulted from higher net sales offset in part by increased R&D and MG&A expenditures.

In fiscal 1994, interest and other income was $1,090,000 compared to $469,000 in fiscal 1993. Higher cash balances available for investment at higher prevailing interest rates were the principal reason for the increase.

Interest expense was $721,000 during fiscal 1994, down from $933,000 the prior year. The decrease from fiscal 1993 was primarily due to the repayment of the Company's bank line of credit late in the first quarter of fiscal 1994.

The Company's effective tax rate was 38% in fiscal 1994 compared to 30% in fiscal 1993. The increase in the Company's income tax provision over the prior fiscal year was primarily the result of changes in the geographic distribution of the Company's pretax income. (See Note 10 to the Consolidated Financial Statements.)

In fiscal 1994, the minority interest represented an addition of $135,000 compared to a reduction for minority interest of $359,000 in fiscal 1993.

                                                                              31
                                                                             SVG

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net income was $16,764,000, or $0.84 per share, for fiscal 1994 compared to $4,485,000, or $0.22 per share, for fiscal 1993. In each fiscal year net income per share amounts were calculated after deducting from net income Preferred Stock dividends, paid in shares of the Company's Common Stock, of $1,190,000. The number of shares used in the per share computations were 18,538,000 and 15,277,000 in fiscal 1994 and 1993, respectively. The year-to-year increase in such shares was primarily the result of an underwritten public offering of 3,379,000 shares of Common Stock early in fiscal 1994.


FLUCTUATIONS IN QUARTERLY RESULTS AND DEPENDENCE ON NEW PRODUCT DEVELOPMENT

The Company has, at times during its existence, experienced quarterly fluctuations in its operating results. Due to the relatively small number of systems sold during each fiscal quarter and the relatively high revenue per system, production or shipping delays or customer order rescheduling can significantly affect quarterly revenues and profitability. The Company has experienced, and may again experience, quarters during which a substantial portion of the Company's net sales are realized near the end of the quarter. Accordingly, delays in shipments near the end of a quarter can cause quarterly net sales to fall short of anticipated levels. Since most of the Company's expenses are fixed in the short term, such shortfalls in net sales could have a material adverse effect on the Company's business and results of operations. The Company's operating results may also vary from quarter to quarter based upon numerous factors including the timing of new product introductions, product mix, level of sales, the relative proportions of domestic and international sales, activities of competitors, acquisitions, international events, and problems obtaining materials or components on a timely basis. In light of these factors and the nature of semiconductor industry cycles, the Company could again experience variability in quarterly operating results.

Semiconductor manufacturing equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part upon its ability to continue to enhance its existing products and their process capabilities and to develop and manufacture new products with improved process capabilities that enable semiconductor manufacturers to fabricate semiconductors more efficiently. Failure to introduce new products successfully in a timely manner could result in loss of competitive position and reduced sales of existing products. In particular, the Company believes that advanced logic devices and DRAMs will require increasingly finer line widths. As a consequence, it is important to develop and introduce a version of the Micrascan capable of exposing line widths of

32
SILICON VALLEY GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 .25 micron by mid-1996. In addition, new product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and increase the potential for a decline in orders of existing products, particularly if new products are delayed. Furthermore, the inability to produce such products or any failure to achieve market acceptance could have a material adverse effect on the Company's business and results of operations.

The Company believes that the photolithography exposure equipment market is one of the largest segments of the semiconductor processing equipment industry and that its Micrascan II is currently the most technically advanced machine shipping in multiple quantities to global semiconductor manufacturers. While the recent volume of orders for Micrascan II systems has been encouraging, they are not necessarily indicative of industry-wide acceptance of the Micrascan technology. The Company is relatively new to the photolithography exposure business and does not share the same level of financial resources as its competitors. As a result, major customers may be unwilling to rely on SVGL to be the primary source of this advanced technology. The Company believes semiconductor manufacturers will not require volume quantities of production equipment as advanced as Micrascan until at least 1996, and that substantial sales of Micrascan systems will not begin until late 1996 or 1997. Additionally, if manufacturers of traditional I-line and Deep-UV steppers are able to further enhance their machines to achieve finer line widths sufficiently to erode Micrascan's expected yield, throughput, and line width advantages, demand may not develop as the Company expects. SVGL had a marginal profit for fiscal 1995, primarily due to its fourth quarter operating results. However, it was not profitable during the first half of fiscal 1995 nor during fiscal 1994, and there can be no assurance that it will be able to operate profitably in the future.

The Company believes that for SVGL to succeed in the long term, it must sell its Micrascan products on a global basis. The Japanese and Pacific Rim markets (including fabrication plants located in other parts of the world that are operated by Japanese and Pacific Rim semiconductor manufacturers) represent a substantial portion of the overall market for photolithography exposure equipment and to date neither SVGL, Track, nor Thermco has been successful in securing a substantial share of these markets.

The Company is currently expanding the manufacturing capacity of each of its operating groups to meet current demand levels. Presently, manufacturing capacity is insufficient to meet multiple customer demands for Micrascan products and the Company believes that its ability to supply systems in volume will be a major factor in customer decisions to commit to the Micrascan technology. Accordingly, the Company must initiate facility and capital improvements to meet expected

                                                                              33
                                                                             SVG
shipment volumes in 1997 and 1998. From time to time, the Company has experienced difficulty in ramping up production or effecting transitions to new products and, consequently, has suffered delays in product deliveries. There can be no assurance that the Company will not experience manufacturing problems as a result of capacity constraints or ramping up production by upgrading or expanding existing operations. These issues could result in product delivery delays and a subsequent loss of future revenues. In particular, the Company believes that protracted delays in delivering initial quantities of Micrascan products to multiple customers could result in semiconductor manufacturers electing to install competitive equipment in their advanced fabrication facilities, which could preclude acceptance of the Micrascan products on an industry-wide basis. In addition, the Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase commensurately.

The Company depends on external funding to assist in the high cost of development in its photolithography operation. To that end, the Company and SEMATECH entered into a series of agreements whereby SEMATECH agreed both to assist in funding the development of the Micrascan technology and to increase SVGL's manufacturing capability and capacity. The agreements with SEMATECH included the sale of warrants to purchase the Company's Common Stock and, based upon the Company achieving certain performance milestones, provide for $22,000,000 of such funding through 1997, all of which the Company expects would be an offset to its research and development expenditures. As of September 30, 1995, the Company had recognized $13,549,000 of such SEMATECH funding. There are no assurances that the Company will be able to attain the remaining SEMATECH milestones or that SEMATECH will be capable of providing the agreed upon funding. In the event that the Company does not receive the contracted SEMATECH funding for any reason, it would be required to either curtail development of photolithography products or make up the shortfall from its own funds or other sources. If the Company were required to use its own funds, its research and development expenses would increase significantly and its operating income would be reduced correspondingly. Additionally, under the agreements with SEMATECH the Company was obligated to fund, from its own resources, 120% of amounts received from SEMATECH up to $36,000,000. At November 30, 1995, the Company had funded sufficient qualifying expenditures to fulfill its contractual obligation.

In February 1995, the Company entered into agreements with Intel Corporation, Motorola Inc., and Texas Instruments Incorporated (the Investors) related to the Company's Micrascan photolithography products under which the Investors purchased an aggregate of $30,000,000 of the Company's newly issued Series B

34
SILICON VALLEY GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Preferred Stock (which was subsequently converted to Common Stock) and received certain rights to purchase future generations of the Company's Micrascan products. In turn, the Company agreed to utilize the proceeds of the transaction for research and development related to its Micrascan technology and the expansion of its manufacturing capacity as well as working capital for its Micrascan products. The agreement with the Investors also obligates the Company to fund, at any time over a five-year period, an amount such that the total it funds under the agreements with both SEMATECH and the Investors is not less than $25,000,000. Further, were the Company not to fulfill certain obligations under the agreement, it could be required to repurchase the Common Stock held by the Investors.

In connection with the Company's acquisition of SVGL in 1990, SVGL received an equity investment and research and development funding commitments for Micrascan from International Business Machines (IBM). As a part of the transaction, the Company agreed to make future payments to IBM based on the ongoing operating results of SVGL (see Note 14 to the Consolidated Financial Statements). As part of a subsequent agreement with the Investors, IBM was also granted certain rights to purchase initial quantities of future generations of the Company's Micrascan products.


LIQUIDITY AND CAPITAL RESOURCES

In March 1995, the Company sold 3,193,000 shares of its Common Stock through an underwritten public offering. The net proceeds of the offering were approximately $87,700,000. As part of the same public offering, The Perkin-Elmer Corporation sold its entire holding of 1,807,394 shares of Common Stock (including 1,000,000 shares it was issued upon the conversion of the Company's Series A Preferred Stock and 807,394 shares that it previously owned).

In February 1995, the Investors purchased an aggregate of $30,000,000 of the Company's newly issued Series B Preferred Stock. In accordance with the terms of its issuance, the Series B Preferred Stock automatically converted into 1,494,300 shares of Common Stock upon the effectiveness of a registration statement filed concurrently with the Company's March 1995 public offering discussed above.

At September 30, 1995, cash and cash equivalents and temporary investments were $180,523,000 compared to the September 30, 1994 balance of $87,829,000, an increase of $92,694,000. During fiscal 1995, the Company received a total of $130,261,000 from the sale of both Common Stock (including stock options exercised by employees) and the Series B Preferred Stock, as well as the collection

                                                                              35
                                                                             SVG

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

of the proceeds from the sale of common stock warrants during the fourth quarter of fiscal 1994. These cash inflows were offset in part by $19,060,000 of cash used for operating activities and $21,410,000 used for the purchase of property and equipment. Significant operating cash inflows from the Company's earnings, increased accounts payable, and customer deposits received with orders for certain of the Company's products were utilized to finance increased accounts receivable resulting from the Company's increased shipments and higher inventory levels required to satisfy the current backlog of customer orders.

During fiscal 1995 the Company provided SVGL, its 94%-owned subsidiary, with $20,617,000 of funding in the form of intercompany loans. In connection with its acquisition of SVGL in 1990, the Company committed to purchase under certain circumstances, additional SVGL securities (the SVGL Calls) in an amount up to $23,200,000 at any time through May 1997. To the extent the SVGL Calls are not exercised, the Company has the option to purchase up to $15,000,000 of SVGL Common Stock under similar terms. The Company believes it will have to continue providing SVGL with significant funding through fiscal 1996, either as intercompany loans or as an additional equity investment.

In October 1995 (the first month of the Company's 1996 fiscal year), the Company sold 4,025,000 shares of its Common Stock through an underwritten public offering. The net proceeds of the offering were approximately $126,200,000.

In December 1995, the Company replaced its existing bank credit facility with a $75,000,000 unsecured revolving bank credit agreement that expires in December 1998. Under the new facility, advances will bear interest at either the U.S. prime rate or the LIBOR rate plus 1%. At December 15, 1995, there were no borrowings outstanding under the agreement.

The Company believes that it has sufficient working capital and available bank credit to sustain operations and provide for the expansion of its business for the foreseeable future.

36
SILICON VALLEY GROUP, INC.