Form 10-K405, Exhibit 13
period 1996-09-30
SILICON VALLEY GROUP INC
filed 1996-12-26
CIK 712752

                                                                    Exhibit 13.1

TABLE OF CONTENTS


                 Consolidated Balance Sheets             12

                 Consolidated Statements of Income       13

                 Consolidated Statements of
                 Stockholders' Equity                    14

                 Consolidated Statements of
                 Cash Flows                              15

                 Notes to Consolidated
                 Financial Statements                    16

                 Independent Auditors' Report            27

                 Financial Information                   28

                 Management's Discussion
                 and Analysis of
                 Financial Condition and
                 Results of Operations                   29


                                     ELEVEN


                                                                    SVG

CONSOLIDATED

                           . . . . . . . . . . . . .

                                 BALANCE SHEETS

September 30,                                                                   1995          1996
-----------------------------------------------------------------------------------------------------
(in thousands, except share and per share amounts)
ASSETS
CURRENT ASSETS:
      Cash and equivalents                                                   $166,790       $218,841
      Temporary investments                                                    13,733         43,220
      Accounts receivable (net of allowance for doubtful accounts
         of $4,107 and $6,003, respectively)                                  122,849        151,011
      Inventories                                                             153,973        213,229
      Prepaid expenses and other assets                                         7,389          7,227
      Deferred taxes                                                            3,455          9,295
                                                                             --------       --------
      Total current assets                                                    468,189        642,823
PROPERTY AND EQUIPMENT, NET                                                    27,619         81,577
DEPOSITS AND OTHER ASSETS                                                       2,097          2,312
INTANGIBLE ASSETS, NET                                                          2,820          2,665
                                                                             --------       --------
TOTAL                                                                        $500,725       $729,377
                                                                             ========       ========

Liabilities and Stockholders' Equity
CURRENT LIABILITIES:
      Current portion of capital lease obligations                           $    885       $    437
      Accounts payable                                                         40,219         35,556
      Accrued liabilities                                                      99,427        137,526
      Income taxes payable                                                      2,177          5,649
                                                                             --------       --------
      Total current liabilities                                               142,708        179,168
CAPITAL LEASE OBLIGATIONS                                                         654            217
DEFERRED LIABILITIES                                                            3,140          3,338
COMMITMENTS (See Notes 6, 9, 13 and 14)                                          --             --

MINORITY INTEREST                                                               3,976          4,705
STOCKHOLDERS' EQUITY:
      Convertible Redeemable Preferred Stock -- $0.01 par value,
         shares authorized: 1,000,000; none outstanding                          --             --
      Common Stock -- $0.01 par value, shares authorized: 100,000,000;
         shares outstanding: 1995: 25,233,170; 1996: 30,175,794               249,552        378,033
      Retained earnings                                                       100,695        163,916
                                                                             --------       --------
      Stockholders' equity                                                    350,247        541,949
                                                                             --------       --------
TOTAL                                                                        $500,725       $729,377
                                                                             ========       ========


See Notes to Consolidated Financial Statements


Silicon Valley Group, Inc.           TWELVE

CONSOLIDATED STATEMENTS

                            . . . . . . . . . . . .

                                   OF INCOME

Years Ended September 30,                                    1994             1995            1996
-----------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
NET SALES                                                 $ 319,922        $ 462,032        $ 639,928
COST OF SALES                                               195,511          278,553          371,636
                                                          ---------        ---------        ---------
GROSS PROFIT                                                124,411          183,479          268,292
OPERATING EXPENSES:
      Research, development and related engineering          30,443           40,231           66,974
      Marketing, general and administrative                  67,517           90,859          115,827
                                                          ---------        ---------        ---------
OPERATING INCOME                                             26,451           52,389           85,491
INTEREST AND OTHER INCOME                                     1,090            9,465           13,330
INTEREST EXPENSE                                               (721)            (620)            (437)
                                                          ---------        ---------        ---------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST             26,820           61,234           98,384
PROVISION FOR INCOME TAXES                                   10,191           22,045           34,437
MINORITY INTEREST                                              (135)             194              726
                                                          ---------        ---------        ---------
NET INCOME                                                $  16,764        $  38,995        $  63,221
                                                          =========        =========        =========
Preferred Stock dividend                                  $   1,190        $     537        $    --
                                                          =========        =========        =========
NET INCOME PER SHARE                                      $    0.84        $    1.57        $    2.07
                                                          =========        =========        =========
Shares used in per share computations                        18,538           24,850           30,554
                                                          =========        =========        =========

See Notes to Consolidated Financial Statements.


                                    THIRTEEN


                                                                    SVG

CONSOLIDATED STATEMENTS

                           . . . . . . . . . . . . .

                            OF STOCKHOLDERS' EQUITY

                                                  Preferred Stock          Common Stock        Note         Retained
                                                Shares      Amount      Shares     Amount    Receivable     Earnings     Total
-------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)
BALANCES, SEPTEMBER 30, 1993                    10,000     $17,000    15,142,875  $ 63,577    $(526)        $ 46,946   $126,997
                                               -------     -------    ----------  --------    -----         --------   --------
      Sale of Common Stock,
         net of issuance costs                                         3,379,000    30,646                               30,646
      Sale of common stock warrants                                           --     8,204                                8,204
      Stock options exercised                                            240,334     1,597                                1,597
      Employee stock purchase plan                                       148,169       725                                  725
      Preferred Stock dividend                                           106,898     1,190                    (1,190)        --
      Repurchase of Common Stock
         in exchange for reduction
         of note receivable                                              (50,000)     (243)     526             (283)        --
      Tax benefit of stock option
         transactions                                                                  282                                  282
      Net income                                                                                              16,764     16,764
                                               -------     -------    ----------  --------    -----         --------   --------
BALANCES, SEPTEMBER 30, 1994                    10,000      17,000    18,967,276   105,978       --           62,237    185,215
      Sale of Series B Preferred Stock,
         net of issuance costs                  14,943      29,800                                                       29,800
      Sale of Common Stock,
         net of issuance costs                                         3,192,606    87,636                               87,636
      Conversion of Series A
         Preferred Stock to
         Common Stock                          (10,000)    (17,000)    1,000,000    17,000                                   --
      Conversion of Series B
         Preferred Stock to
         Common Stock                          (14,943)    (29,800)    1,494,300    29,800                                   --
      Stock options exercised                                            520,256     4,454                                4,454
      Employee stock purchase plan                                        31,040       167                                  167
      Preferred Stock dividend                                            27,692       592                      (537)        55
      Tax benefit of stock option
         transactions                                                                3,925                                3,925
      Net income                                                                                              38,995     38,995
                                               -------     -------    ----------  --------    -----         --------   --------
BALANCES, SEPTEMBER 30, 1995                       --          --     25,233,170   249,552       --          100,695    350,247
      Sale of Common Stock,
         net of issuance costs                                         4,025,000   126,196                              126,196
      Warrants exercised, net                                            701,923                                             --
      Stock options exercised                                            103,523       835                                  835
      Employee stock purchase plan                                       112,178       954                                  954
      Tax benefit of stock option
         transactions                                                                  496                                  496
      Net income                                                                                              63,221     63,221
                                               -------     -------    ----------  --------    -----         --------   --------
BALANCES, SEPTEMBER 30, 1996                       --      $   --     30,175,794  $378,033    $  --         $163,916   $541,949
                                               =======     =======    ==========  ========    =====         ========   ========

See Notes to Consolidated Financial Statements.


Silicon Valley Group, Inc.          FOURTEEN

CONSOLIDATED STATEMENTS

                            . . . . . . . . . . . .

                                 OF CASH FLOWS

Years Ended September 30,                                           1994          1995         1996
-----------------------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                 $ 16,764      $ 38,995      $ 63,221
      Reconciliation to net cash provided by
         (used for) operating activities:
      Depreciation and amortization                                 9,553         9,216        13,075
            Amortization of intangibles                               773           285           155
            Deferred income taxes                                   1,681          (831)       (5,562)
            Minority interest                                        (135)          194           726
            Changes in assets and liabilities:
               Accounts receivable                                  6,108       (56,040)      (28,162)
               Inventories                                          3,517       (69,256)      (59,256)
               Prepaid expenses                                     1,617        (3,757)          162
               Deposits and other assets                             (446)         (313)         (215)
               Accounts payable                                    (2,857)       19,965        (4,663)
               Accrued and deferred liabilities                    15,745        45,748        38,199
               Income taxes payable                                 3,298        (3,266)        3,968
                                                                 --------      --------      --------
      Net cash provided by (used for) operating activities         55,618       (19,060)       21,648
                                                                 --------      --------      --------
CASH FLOWS USED FOR INVESTING ACTIVITIES:
      Purchases of temporary investments, held to maturity             --       (13,733)      (88,647)
      Purchases of temporary investments, available for sale           --            --       (43,220)
      Maturities of temporary investments, held to maturity            --            --       102,380
      Purchases of property and equipment                          (3,777)      (21,410)      (67,033)
                                                                 --------      --------      --------
      Net cash used for investing activities                       (3,777)      (35,143)      (96,520)
                                                                 --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Sale of Common Stock                                         33,250        96,182       127,985
      Sale of Preferred Stock                                          --        29,800            --
      Collection of receivable from sale of
         common stock warrants                                         --         8,204            --
      Borrowing under credit agreement                              8,000            --            --
      Repayment of debt                                           (22,971)         (799)         (885)
                                                                 --------      --------      --------
      Net cash provided by financing activities                    18,279       133,387       127,100
                                                                 --------      --------      --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                92          (223)         (177)
                                                                 --------      --------      --------
Increase in cash and equivalents                                   70,212        78,961        52,051
Cash and equivalents:
      Beginning of year                                            17,617        87,829       166,790
                                                                 --------      --------      --------
      End of year                                                $ 87,829      $166,790     $ 218,841
                                                                 ========      ========     =========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
      Subscription of common stock warrants                      $  8,204      $     --     $     --
                                                                 ========      ========     =========
      Repurchase of Common Stock in exchange
         for reduction of note receivable                        $    526      $     --     $     --
                                                                 ========      ========     =========
      Preferred Stock dividend paid in Common Stock              $  1,190      $    592     $     --
                                                                 ========      ========     =========
      Preferred Stock Series A converted to Common Stock         $     --      $ 17,000     $     --
                                                                 ========      ========     =========
      Preferred Stock Series B converted to Common Stock         $     --      $ 29,800     $     --
                                                                 ========      ========     =========
      Tax benefit of stock option transactions                   $   282       $  3,925     $    496
                                                                 ========      ========     =========

See Notes to Consolidated Financial Statements.


                                    FIFTEEN


                                                                    SVG

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Line of Business
The Company designs, manufactures, and markets semiconductor wafer processing equipment used in the electronics industry.

Certain Risks and Uncertainties
The Company relies on a limited number of major customers for a substantial percentage of its net sales. The loss of or any substantial reduction or rescheduling of orders by any such customer could adversely affect the Company's business and results of operations.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company places its cash equivalents and temporary investments in high-grade instruments which it places for safe keeping with high-quality financial institutions. Further, by policy, it limits the amount of credit exposure with any one counterparty and the amount of total investment through any one financial institution or in any one type of investment.

The Company sells its systems to both domestic and international semiconductor manufacturers. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable. The write-off of uncollectible amounts has historically been insignificant.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries, after elimination of intercompany transactions and balances. Foreign exchange gains and losses are included in net income and were not significant in any of the periods presented.

Cash Equivalents
Cash and equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less. Cash and equivalents are stated at cost, plus any accrued interest, which approximates market value.

Temporary Investments
Temporary investments in debt and equity securities are classified as either available for sale or held to maturity. At September 30, 1995, all temporary investments were classified as held to maturity and were measured at amortized cost. At September 30, 1996, all temporary investments were classified as available for sale and measured at fair value. Net unrealized gains and losses, on investments available for sale, net of tax, are recorded as a separate component of stockholders' equity until realized. There were no significant differences between amortized cost and fair market value for investments, individually or in the aggregate, at either September 30, 1995 or 1996. Any gains or losses on sales of investments are computed by specific identification. No investments were sold in 1995 or 1996.


Silicon Valley Group, Inc.          SIXTEEN

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment
For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

                                                         Years
Land improvement                                            15
Buildings                                                   40
Machinery and equipment                                3 to 10
Furniture and fixtures                                 3 to 10
Leasehold improvements                              Lease term

Effective October 1, 1996, the Company will adopt Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." Adoption of SFAS No. 121 is not expected to have a material effect on the Company's financial statements.

Intangible Assets
Intangible assets are amortized on a straight-line basis over their estimated lives as follows: goodwill, twenty-five years; purchased technology, six years.

Revenue Recognition
Sales are generally recognized upon shipment. Product warranty costs are accrued in the period that sales are recognized.

Research, Development, and Related Engineering
Research, development, and related engineering costs are expensed as incurred. Funds received under certain development funding agreements are recorded as a reduction to such expenses as earned. The Company's products include certain software applications that are integral to the operation of the product. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility of the software and/or development of the related hardware. (See Note 14.)

Reclassifications
Reclassifications have been made to the prior years' Consolidated Financial Statements to conform to the fiscal 1996 presentation.

Net Income Per Share
Net income per share is computed by dividing net income attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares reflect the dilutive effect of outstanding stock options, common stock warrants, and convertible Preferred Stock. Net income per share for 1994 was computed after deducting $1,190,000 of Series A Preferred Stock dividends from net income. There was no such deduction for 1995 as the effect was antidilutive. In March 1995, the Series A Preferred Stock was converted into Common Stock. There was no Preferred Stock outstanding in 1996.


                                   SEVENTEEN


                                                                    SVG

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

Fiscal Year
The Company uses a 52 - 53 week fiscal year ending on the Friday closest to September 30. The accompanying financial statements have been shown as ending on September 30. Fiscal years 1994, 1995, and 1996 each included 52 weeks.


2. TEMPORARY INVESTMENTS

Temporary investments at September 30 are comprised of the following:

                                         1995                  1996
                             Held to Maturity    Available for Sale
-------------------------------------------------------------------
(in thousands)
Municipal bonds                       $ 9,733               $10,272
Commercial paper                         --                  22,953
Certificates of deposit                  --                   9,995
Bankers acceptances                     4,000                  --
                                      -------               -------
Total                                 $13,733               $43,220
                                      =======               =======

Of the Company's temporary investments at September 30, 1996, $42,154,000 mature within one year and $1,066,000 mature within two years.


3. INVENTORIES

September 30,                      1995                      1996
-------------------------------------------------------------------

(in thousands)
Inventories consist of:
Raw materials                    $ 63,803                  $103,993
Work-in-process                    87,060                   101,293
Finished goods                      3,110                     7,943
                                 --------                  --------
Total                            $153,973                  $213,229
                                 ========                  ========

4. PROPERTY AND EQUIPMENT

September 30,                                             1995                     1996
----------------------------------------------------------------------------------------
(in thousands)
Property and equipment consist of:
Land and improvements                                  $    --                 $   6,348
Buildings                                                   --                    16,561
Machinery and equipment                                   56,963                  86,559
Furniture and fixtures                                    13,944                  19,185
Leasehold improvements                                    13,702                  21,477
                                                       ---------               ---------
Total                                                     84,609                 150,130
Accumulated depreciation and amortization                (56,990)                (68,553)
Property and equipment, net                            $  27,619               $  81,577
                                                       =========               =========


Silicon Valley Group, Inc.          EIGHTEEN

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

5. INTANGIBLE ASSETS

September 30,                             1995                    1996
-----------------------------------------------------------------------
(in thousands)
Intangible assets consist of:
Goodwill                                $ 4,186                 $ 4,186
Purchased technology                      3,700                   3,700
                                        -------                 -------
                                          7,886                   7,886
Accumulated amortization                 (5,066)                 (5,221)
                                        -------                 -------
Total                                   $ 2,820                 $ 2,665
                                        =======                 =======

6. SVG LITHOGRAPHY SYSTEMS, INC.

The Company owns 94% of SVG Lithography Systems, Inc. (SVGL) and International Business Machines, Inc. (IBM) owns the remaining 6%. The minority interest reflected on the Consolidated Balance Sheets represents IBM's interest in the net assets of SVGL.

At the time of its initial investment in SVGL, the Company committed to purchase up to an additional $23,200,000 of SVGL securities at a specified price at any time through May 15, 1997, based on certain financial needs of SVGL (the SVGL Calls). To the extent the SVGL Calls are not exercised, the Company has the option to purchase up to $15,000,000 of SVGL Common Stock under similar terms.


7. BANK LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

In December 1995, the Company entered into a three-year unsecured $75,000,000 bank revolving line of credit agreement. Advances under the line of credit bear interest at either the U.S. prime rate or the LIBOR rate plus 1%. The agreement includes covenants regarding working capital, profitability, leverage, coverage of certain charges, minimum net worth, capital expenditures, and prohibition of cash dividends.

At September 30, 1996, the Company had capital lease obligations of $654,000 with principal payments of $437,000 and $217,000 due in 1997 and 1998, respectively.

The capital lease obligations bear interest at rates ranging from 7-1/2% to 10% and are secured by equipment with an aggregate cost and accumulated depreciation of $3,347,000 and $3,231,000, respectively, at September 30, 1996 ($3,682,000 and $3,147,000, respectively, at September 30, 1995).

Interest payments were $542,000 in 1994, $439,000 in 1995, and $410,000 in 1996.


                                      NINETEEN


                                                                    SVG

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

8. ACCRUED LIABILITIES

September 30,                                         1995                     1996
------------------------------------------------------------------------------------
(in thousands)
Accrued liabilities consist of:
      Compensation                                  $ 20,030                $ 23,179
      Product warranty                                32,603                  42,899
      Customer deposits and advances                  33,368                  58,020
      Other                                           13,426                  13,428
                                                    --------                --------
Total                                               $ 99,427                $137,526
                                                    ========                ========

9. EMPLOYEE BENEFIT PLANS
The Company's profit-sharing plan provides quarterly distributions to eligible employees as determined by the Board of Directors. Profit-sharing distributions were $1,793,000 in 1994, $3,557,000 in 1995, and $7,235,000 in 1996.

Under the Company's Cash or Deferred Profit-Sharing Plan (401[k] Plan), the Company may make contributions, depending on the amount of the employee's contribution, up to a maximum of 3% of compensation. The Company's contributions were $1,549,000 in 1994, $2,059,000 in 1995, and $2,999,000 in
1996.

At September 30, 1996, two officers of the Company had employment agreements that provide, in the event of disability, death, or termination meeting certain criteria, for severance payments based on a multiple of their then-current compensation. At September 30, 1996, the aggregate potential payments under these agreements would have been approximately $2,700,000.


10. INCOME TAXES

The provision for income taxes consists of (in thousands):

Years Ended September 30,      1994                   1995                   1996
----------------------------------------------------------------------------------
Current:
      Federal               $  4,112               $ 17,857               $ 32,239
      State                    2,723                  3,723                  6,039
      Foreign                  1,675                  1,296                  1,721
                            --------               --------               --------
Total current                  8,510                 22,876                 39,999
                            --------               --------               --------
Deferred:
      Federal                  1,970                   (758)                (4,928)
      State                     (289)                   (73)                  (634)
                            --------               --------               --------
Total deferred                 1,681                   (831)                (5,562)
                            --------               --------               --------
                            $ 10,191               $ 22,045               $ 34,437
                            ========               ========               ========


Silicon Valley Group, Inc.           TWENTY

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

Domestic and foreign income before income taxes and minority interest are as follows (in thousands):

Years Ended September 30,        1994         1995          1996
------------------------------------------------------------------
Domestic                       $22,482       $53,731       $93,761
Foreign                          4,338         7,503         4,623
                               -------       -------       -------
                               $26,820       $61,234       $98,384
                               =======       =======       =======

The effective tax rate differs from the Federal statutory rate as follows:

Years Ended September 30,                   1994         1995        1996
-------------------------------------------------------------------------
Statutory rate                              35.0%       35.0%        35.0%
State taxes, net of Federal effect           4.0         3.0          3.3
Foreign taxes at differing rates             0.6        (2.3)         0.2
Nondeductible goodwill amortization          0.2         0.1           --
FSC commission                                --        (1.5)        (2.2)
Change in valuation allowance                 --          --         (2.7)
Other                                       (1.8)        1.7          1.4
                                            ----        ----         ----
Total                                       38.0%       36.0%        35.0%
                                            ====        ====         ====

The items giving rise to deferred taxes were as follows (in thousands):

September 30,                                                         1995           1996
-------------------------------------------------------------------------------------------
Deferred tax assets:
      Reserves not recognized for tax purposes                     $  9,622        $ 15,462
      Net operating loss carryforwards of acquired companies          5,780           3,130
                                                                   --------        --------
      Total deferred tax assets                                      15,402          18,592
Deferred tax liabilities, accelerated depreciation                   (2,455)         (2,733)
Valuation allowance                                                 (11,947)         (9,297)
                                                                   --------        --------
Total                                                              $  1,000        $  6,562
                                                                   ========        ========

At September 30, 1996, approximately $7,900,000 of Federal loss carryforwards were available to offset future Federal taxable income generated by SVGL, through the year 2007, subject to certain limitations. The valuation allowance relates to the net deferred tax assets of SVGL.

In 1994, 1995 and 1996, the Company made income tax payments of $4,753,000, $22,423,000, and $36,059,000, respectively.


11. STOCKHOLDERS' EQUITY

Series A Convertible Redeemable Preferred Stock
The Series A Convertible Redeemable Preferred Stock (Series A Preferred), all of which was owned by The Perkin-Elmer Corporation (Perkin-Elmer), had certain conversion and redemption provisions and bore mandatory quarterly dividends at a rate of 7% per annum, payable in either cash or shares of the Company's Common Stock. In satisfaction of the quarterly dividends, the Company issued 106,898 and 27,692 shares of Common Stock in 1994 and 1995, respectively.

In March 1995, the Series A Preferred was converted into 1,000,000 shares of the Company's Common Stock.


                                    TWENTY ONE


                                                                    SVG

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

Series B Convertible Redeemable Preferred Stock
In February 1995, the Company entered into a business agreement with Intel Corporation, Motorola Inc., and Texas Instruments Incorporated (the Investors) related to the Company's Micrascan photolithography products. As part of this agreement, the Investors purchased, in equal amounts, an aggregate of approximately $30,000,000 of the Company's newly issued Series B Convertible Preferred Stock (Series B Preferred). (See Note 14.) In accordance with the terms of its issuance, the Series B Preferred automatically converted into 1,494,300 shares of Common Stock as the result of a registration statement that was effective concurrent with a public offering of the Company's Common Stock in March 1995.

Common Stock Warrants
On September 30, 1994, as part of a series of agreements with SEMATECH, the Company sold warrants for $8,204,000 under which SEMATECH had the right to purchase, through September 30, 1998, 1,750,000 shares of Common Stock at $13.625 per share (see Note 14). The warrants were subject to a net exercise provision that permitted the holder to make a cashless exercise of the warrants based on the closing price of the Common Stock. In April 1996, SEMATECH exercised the warrants through the net issuance provision resulting in the issuance of 701,923 shares of Common Stock with no cash proceeds to the Company.

Common Stock
In fiscal 1994, the Company sold 3,379,000 shares of its Common Stock through an underwritten public offering.
The net proceeds from the offering were $30,646,000, of which approximately $19,000,000 was used to repay debt outstanding under the Company's revolving line of credit.

In March 1995, the Company sold 3,192,606 shares of its Common Stock through an underwritten public offering. The net proceeds from the offering were $87,636,000. As part of the same public offering, Perkin-Elmer sold 1,807,394 shares of Common Stock, which represented its entire investment in the Company and included 1,000,000 shares from the conversion of the Series A Preferred.

In October 1995, the Company sold 4,025,000 shares of its Common Stock through an underwritten public offering. The net proceeds from the offering were approximately $126,200,000.

Preferred Shares Purchase Rights
In September 1996, the Company's Board of Directors adopted a plan for the distribution of one Preferred Shares Purchase Right (the Rights) to the holder of each outstanding share of the Company's Common Stock. The rights expire in September 2006 and are not exercisable until a person or group announces the acquisition of 15% or more of the Company's outstanding Common Stock, or the commencement of a tender or exchange offer for 15% or more of the Company's Common Stock. Each Right entitles its holder to purchase 1/1000 of one new share of the Company's Series A Participating Preferred Stock at an exercise price of $125, subject to certain antidilution adjustments. Additionally, a holder would be entitled, under certain circumstances, to purchase shares of Common Stock of the Company or, in other cases, of the acquiring company, having a market value of twice the exercise price of the Right. Under certain conditions, the Company may redeem the Rights for a price of $0.01 per Right or exchange each Right not held by the acquiror for one share of the Company's Common Stock.


Silicon Valley Group, Inc.         TWENTY-TWO

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

12. STOCK OPTION AND PURCHASE PLANS

Under the Company's stock option plans, the Board of Directors may, at its discretion, grant incentive or nonqualified stock options to employees and directors, and options are automatically granted annually to directors who are not employees of the Company. Options may be granted for a period not to exceed ten years from the date of grant, at prices at least equal to the fair market value of Common Stock at the grant date, and become exercisable generally over a period of four to five years.

The Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company intends to continue to apply the provisions of APB No. 25 for purposes of determining net income and to adopt the pro forma disclosure requirements of SFAS No. 123 upon implementation in fiscal 1997.

Activity under the plans is as follows (in thousands, except per share amounts):

                                                          Shares
                                                           Under
                                                          Option      Exercise Price     Total
-----------------------------------------------------------------------------------------------
Balances, September 30, 1993                                1,176  $  4.63 - $11.12     $ 8,175
      Granted                                                 567    10.63 -  12.63       6,219
      Exercised                                              (240)    4.63 -  10.50      (1,597)
      Canceled                                                (62)    4.63 -  12.44        (510)
                                                           ------  ----------------     -------
Balances, September 30, 1994                                1,441     4.63 -  12.63      12,287
      Granted                                                 737    19.56 -  44.50      19,496
      Exercised                                              (520)    4.63 -  22.63      (4,454)
      Canceled                                               (126)    4.63 -  26.88      (1,558)
                                                           ------  ----------------     -------
Balances, September 30, 1995                                1,532     4.63 -  44.50      25,771
      Granted                                               1,520    16.13 -  35.44      29,191
      Exercised                                              (104)    5.63 -  22.63        (835)
      Canceled                                             (1,043)    5.63 -  44.50     (28,039)
                                                           ------  ----------------     -------
Balances, September 30, 1996                                1,905  $ 4.63 - $26.88      $26,088
                                                           ======  ================     =======

At September 30, 1996, options to purchase 428,068 shares were exercisable and options to purchase 155,660 shares of Common Stock were available for grant.

In July 1996, the Company repriced 940,114 employee options to purchase shares with exercise prices between $19.63 and $44.25 to a new exercise price of $16.13. In September 1996, the Company repriced 30,000 director options to purchase shares with exercise prices between $19.56 and $44.50 to an exercise price of $18.06. Vesting periods, for all such options, recommenced at the date of repricing.

Under the Company's Employee Stock Purchase Plan, 1,200,000 shares of Common Stock were reserved for issuance, of which 1,013,448 had been issued at September 30, 1996. The plan permits virtually all employees to purchase, through payroll deductions, Common Stock at 85% of the lower of the fair market value of the Common Stock on the first or last day of the offering period. One plan concludes its final two-year offering period March 31, 1997. The remaining plan has offering periods of twelve months, with a new twelve-month period beginning each April 1 and October 1.


                                  TWENTY-THREE


                                                                    SVG

NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

During 1989, an officer of the Company exercised options to purchase shares of Common Stock in exchange for a ten-year, full-recourse note receivable. In May 1994, the Company repurchased 50,000 shares of Common Stock at $10.50 per share, the fair market value at the date of repurchase. The officer applied the proceeds of such repurchase to repay the $526,000 outstanding under such note.

13. COMMITMENTS

At September 30, 1996, future minimum lease payments for operating leases (primarily facilities) are as follows (in thousands):

      1997                                     $  5,899
      1998                                        5,201
      1999                                        3,554
      2000                                        1,796
      2001                                        1,625
      Thereafter through 2010                     4,428
                                               --------
      Total                                    $ 22,503
                                               ========


Rent expense was $7,730,000, $7,907,000, and $8,801,000 in 1994, 1995, and 1996,
respectively, including $2,378,000 and $2,219,000 paid in 1994 and 1995, respectively, to Perkin-Elmer, an investor in the Company through March 1995.


14. RESEARCH AND DEVELOPMENT AGREEMENTS

The Company, primarily through SVGL, has obtained research and development funding agreements with outside parties under which the Company receives payments based on meeting specified product development milestones. The Company does not anticipate that such funding will cover the entire cost of the development efforts to which it pertains. Therefore, it is recorded as a reduction of research, development, and related engineering, in amounts approximating the percentage of costs incurred to date to the total estimated costs of such development efforts.

The Company incurred costs of $3,129,000 in 1994, $13,877,000 in 1995, and $30,288,000 in 1996 relating to such product development and recognized $1,473,000, $12,767,000, and $4,994,000, respectively, in related funding.

Under one research and development agreement, SVGL is obligated to pay IBM royalties of 15% of its operating income, subject to certain limitations. Royalty payments during 1995 and 1996 were approximately $354,000 and $2,370,000, respectively. No significant payments were required in 1994.

On September 30, 1994, SEMATECH entered the first of a series of agreements with the Company to both assist in funding the Micrascan technology and to increase SVGL's manufacturing capability and capacity. The agreements with SEMATECH included the sale of warrants for $8,204,000 to purchase shares of the Company's Common Stock (see Note 11) and established certain milestones on which the funding is based. The proceeds from the sale of the warrants, received in October 1994, were utilized to increase SVGL's manufacturing capability and capacity to satisfy anticipated demand for the current and future versions of the Micrascan product. Additionally, over a three-year period, SEMATECH agreed to fund, upon SVGL's completion of certain milestones, approximately $22,000,000 for the future development of Micrascan technology and to increase capacity to build the Micrascan product. Through


Silicon Valley Group, Inc.         TWENTY-FOUR

                             NOTES TO CONSOLIDATED

                           . . . . . . . . . . . . .

                              FINANCIAL STATEMENTS

September 30, 1996, the Company had recognized $17,250,000 of funding under the agreements. Under the agreements, the Company was obligated to fund from its own resources certain amounts to further the development of Micrascan technology, increase manufacturing capability and capacity for Micrascan products, and to fund related inventory costs. The Company has fulfilled these funding obligations.

In February 1995, the Company entered into agreements with Intel Corporation, Motorola Inc., and Texas Instruments Incorporated (the Investors) related to the Company's Micrascan photolithography products under which the Investors purchased an aggregate of $30,000,000 of the Company's newly issued Series B Preferred (see Note 11) and received certain rights to purchase future generations of the Company's Micrascan products. In turn, the Company agreed to utilize the proceeds of the transaction for research and development related to its Micrascan technology and the expansion of its manufacturing capacity, as well as working capital for its Micrascan products. The agreement with the Investors also obligated the Company to fund, at any time over a five-year period, an amount such that the total it funded under the agreements with both SEMATECH and the Investors was not less than $25,000,000. The Company has fulfilled its contractual obligations under such agreements.

As part of the agreement with the Investors, IBM was also granted certain rights to purchase initial quantities of future generations of the Company's Micrascan products.

During fiscal 1996, the Company entered into agreements with certain customers (the Participants) whereby each agreed to assist in funding the Company's development of an advanced-technology 193-nanometer Micrascan system. In exchange for such funding, the Participants receive the right to purchase one such system and, in addition, receive a right of first refusal (ratable among such Participants) to all such machines manufactured during the first two years following the initial system shipments. For each initial system ordered, each Participant agreed to fund $5,000,000 in such development costs. The agreements call for each Participant to pay $1,000,000 of initial development funding and four subsequent payments of $1,000,000 upon the completion of certain development milestones. At September 30, 1996, the Company had received $5,000,000 in initial funding from four participants. The amount of such funding recognized as an offset of development spending in fiscal 1996 was insignificant.


15. GEOGRAPHIC SEGMENTS

The Company's products are manufactured in the United States and are sold worldwide. The Company markets internationally through both its foreign-based sales and service operations and through outside distributors and sales representatives.

One customer accounted for 31% of sales in 1996, 17% of sales in 1995, and 20% of sales in 1994, a second customer accounted for 10% of sales in 1996, 18% of sales in 1995, and 19% of sales in 1994, and a third customer was not significant in 1996, however, accounted for 12% of sales in 1995 and 11% of sales in 1994.

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


                                  TWENTY-FIVE


                                                                    SVG

NOTES TO CONSOLIDATED

                              FINANCIAL STATEMENTS

                                                1994           1995               1996
----------------------------------------------------------------------------------------
(in thousands)

Net Sales:
      North America:
         Unaffiliated customers:
            North America                    $ 186,093        $ 312,613        $ 417,021
            Europe                              73,808           68,536          129,947
            Far East                            24,395           24,259           49,175
            Other                                  250            1,932              132
         Inter-region transfers                 21,214           35,407           29,004
      Europe                                    28,082           41,519           27,629
      Far East                                   7,294           13,173           16,024
      Eliminations                             (21,214)         (35,407)         (29,004)
                                             ---------        ---------        ---------
         Consolidated net sales              $ 319,922        $ 462,032        $ 639,928
                                             =========        =========        =========
Operating Income:
      North America                          $  21,884        $  45,938        $  81,371
      Europe                                     4,326            7,027            3,964
      Far East                                     545              822            1,241
      Eliminations                                (304)          (1,398)          (1,085)
                                             ---------        ---------        ---------
         Consolidated operating income       $  26,451        $  52,389        $  85,491
                                             =========        =========        =========
Identifiable Assets:
      North America                          $ 250,705        $ 469,436        $ 692,143
      Europe                                    21,026           31,864           37,934
      Far East                                   7,894           10,041            8,351
      Eliminations                              (7,951)         (10,616)          (9,051)
                                             ---------        ---------        ---------
         Consolidated assets                 $ 271,674        $ 500,725        $ 729,377
                                             =========        =========        =========



16. SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                             First         Second          Third        Fourth
                                           Quarter        Quarter        Quarter       Quarter
-----------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
1996
      Net sales                           $158,280       $170,668       $167,858       $143,122
      Gross profit                          65,401         70,414         71,336         61,141
      Income before income taxes
         and minority interest              25,520         27,356         27,542         17,966
      Net income                            16,481         17,653         17,596         11,491
      Net income per share                    0.54           0.58           0.58           0.38
1995
      Net sales                           $ 85,971       $109,380       $127,722       $138,959
      Gross profit                          33,202         41,531         52,163         56,583
      Income before income taxes
         and minority interest               8,355         11,623         18,904         22,352
      Net income                             5,330          7,487         12,044         14,134
      Net income per share                    0.25           0.33           0.45           0.52

                                   TWENTY-SIX
SILICON VALLEY GROUP, INC.

INDEPENDENT AUDITORS'

                                     REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SILICON VALLEY GROUP, INC.:

We have audited the accompanying consolidated balance sheets of Silicon Valley Group, Inc. and its subsidiaries as of September 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silicon Valley Group, Inc. and its subsidiaries at September 30, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP                           [DELOITTE & TOUCHE LLP LOGO]
----------------------------


San Jose, California
October 24, 1996


                                  TWENTY-SEVEN

                                                                SVG

FINANCIAL

                                  INFORMATION


FIVE-YEAR SELECTED FINANCIAL DATA

Years Ended September 30,                              1992             1993            1994            1995            1996
----------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)

Income Statement Data:
      Net sales                                   $ 192,457        $ 240,633       $ 319,922       $ 462,032       $ 639,928
      Income before income taxes
         and minority interest                        1,564            6,920          26,820          61,234          98,384
      Net income (loss)                                (292)           4,485          16,764          38,995          63,221
      Preferred Stock dividend                          209            1,190           1,190             537              --
      Net income (loss) per share                     (0.03)            0.22            0.84            1.57            2.07
      Shares used in per share computations          14,754           15,277          18,538          24,850          30,554

Balance Sheet Data:
      Working capital                             $  91,148        $ 107,975       $ 171,191       $ 325,481       $ 463,655
      Total assets                                  180,777          212,284         271,674         500,725         729,377
      Long-term debt and capital leases               1,652            2,338           1,510             654             217
      Stockholders' equity                          121,116          126,997         185,215         350,247         541,949



COMMON STOCK PRICES

The Company's Common Stock is traded in the over-the-counter market on the Nasdaq National Market System under the symbol SVGI. The following table sets forth the range of high and low sales prices of the stock during 1995 and 1996 as reported by Nasdaq-NMS.

                                                                                      1995                 1996
                                                                                High        Low      High        Low
-----------------------------------------------------------------------------------------------------------------------
First Quarter                                                                $21 1/4       $14      $38 1/2    $23
Second Quarter                                                                30 3/4        18 3/8   30 5/8     18 1/4
Third Quarter                                                                 37 1/8        24 7/8   27         17 7/32
Fourth Quarter                                                                49 3/8        32 5/8   19 3/8     15  3/8


To date, the Company has not declared or paid dividends on its Common Stock. The Board of Directors of the Company presently intends to retain all earnings for use in the Company's business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. The Company's revolving credit facility prohibits the payment of cash dividends on Common Stock. As of November 29, 1996, there were 764 holders of record of the Common Stock.

                                  TWENTY-EIGHT

SILICON VALLEY GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements are indicated by an asterisk (*) following the sentence in which such statement is made. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


RESULTS OF OPERATIONS

The Company designs, markets, and services semiconductor processing equipment used in the fabrication of integrated circuits. The Company's products are used in photolithography for exposure and photoresist processing and in deposition for oxidation/diffusion and low-pressure chemical vapor deposition (LPCVD). The Company manufactures and markets its photolithography exposure products through its majority-owned subsidiary, SVG Lithography Systems, Inc. (SVGL); its photoresist processing products through its Track Systems Division (Track); and its oxidation/diffusion and LPCVD products through its Thermco Systems Division (Thermco).

The semiconductor industry into which the Company sells its products is highly cyclical and has, historically, experienced periodic downturns that have had a severe effect on the semiconductor industry's demand for semiconductor processing equipment. During the first quarter of calendar 1996 (the Company's second fiscal quarter), the growth rate of the worldwide semiconductor industry, measured in terms of its book-to-bill ratio, declined. In the second half of fiscal 1996, the Company experienced lower customer order bookings (bookings), customer deferrals of scheduled equipment delivery dates, and to a lesser extent, customer order cancellations. The Company recorded bookings of $264,285,000 during the last six months of fiscal 1996, down from bookings of $378,793,000 in the first six months of fiscal 1996. As a result of such lower bookings, the Company believes that at least through the first half of fiscal 1997 shipments will be below second-half fiscal 1996 levels.* In addition, there can be no assurance that the Company will not experience further customer delivery deferrals, additional order cancellations, or a prolonged period of customers orders at reduced levels, any or a combination of which would further decrease earnings.*

Prior downturns in the worldwide semiconductor industry have resulted in significant reductions in the Company's net sales, gross margin, and net income. Moreover, the Company expects that its operations as a whole will continue to be dependent on the current and anticipated demand for integrated circuits and products utilizing integrated circuits.* Any prolonged weakness in demand in the semiconductor industry is likely to have an adverse effect on the Company's business and results of operations.* Further, the Company believes, due in part to a large percentage of its customer base consisting of manufacturers of logic devices, that it will continue to rely on a limited number of major customers for a substantial percentage of its net sales.* During fiscal 1996, the Company's two largest customers accounted for 41% of the Company's net sales, the largest representing 31% of the total, compared to fiscal 1995 when three such customers accounted for 47%, with the largest customer representing approximately 18% of the total net sales during the period. The loss of a significant customer, further delays in shipments due to customer rescheduling, any additional reductions in orders by a significant customer, or any reduction or rescheduling activity of significance, including reductions in orders due to market, economic, or competitive conditions in the semiconductor industry, will adversely affect the Company's business and results of operations.*


                                  TWENTY-NINE
                                                                            SVG

MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



FISCAL 1996 COMPARED TO FISCAL 1995

During fiscal 1996, the Company's net sales of $639,928,000 were 39% higher than fiscal 1995 net sales of $462,032,000. Each of the Company's product groups, SVGL, Track, and Thermco, experienced sales increases over the preceding fiscal year, with the most significant increases resulting from increased shipments of SVGL's Micrascan photolithography systems and Track's photoresist processing systems.

During fiscal 1996, the Company had bookings of $643,078,000 (which represented a book-to-bill ratio of 1.00 to 1), approximately level with fiscal 1995 bookings of $644,352,000 (which represented a book-to-bill ratio of 1.39 to 1). At September 30, 1996, the Company had a backlog of $394,589,000 compared to $391,439,000 at September 30, 1995. The Company includes in backlog only those orders to which a purchase order number has been assigned by the customer, with all terms and conditions agreed upon and for which delivery has been specified within twelve months. At September 30, 1996, the backlog included orders for 38 Micrascan photolithography systems. In addition to the systems included in backlog, SVGL had orders for 18 systems that had scheduled delivery dates outside the twelve-month backlog window, including orders for seven advanced-technology 193-nanometer Micrascan systems currently under development. (See SVGL.)

During fiscal 1996, the Company's gross margins were 42% compared to gross margins of 40% in fiscal 1995. The increased gross margins were primarily the result of increased manufacturing volumes and efficiencies related to SVGL's Micrascan photolithography systems and a higher percentage of the Company's sales consisting of Track systems, which are typically the Company's highest gross margin products.

Research, development and related engineering is net of funding received from outside parties under development agreements. Such funding is typically payable upon the attainment of one or more development milestones that are specified in the agreement. Neither the spending nor the recognition of the funding related to the development milestones is ratable over the term of the agreements. The majority of development funding has been received by SVGL from SEMATECH. (See "Fluctuations in Quarterly Results and Dependence on New Product Development.")

Research, development and related engineering (R&D) was $66,974,000 (11% of net sales) during fiscal 1996, significantly above fiscal 1995 R&D of $40,231,000 (9% of net sales). During fiscal 1996 and fiscal 1995, development funding of $4,994,000 and $12,767,000, respectively, was recognized and offset against R&D. The increased fiscal 1996 R&D was primarily the result of new product development, particularly at SVGL, and additional costs incurred to support the increased level of shipments. SVGL's development costs increased significantly as expenditures associated with new Micrascan products increased and less outside development funding was recognized.

During fiscal 1996, marketing, general and administrative expenses (MG&A) were $115,827,000 (18% of net sales), versus $90,859,000 (20% of net sales) during fiscal 1995. The year-to-year increase was primarily due to costs related to the higher level of shipments. Compared to the year-earlier period, the decrease in MG&A as a percentage of sales was due to the significant year-to-year sales growth.

During fiscal 1996, operating income was $85,491,000 compared to operating income of $52,389,000 during fiscal 1995. The increase in operating income over the preceding fiscal year was the result of improved gross margins on higher sales offset in part by increased operating expenses.


                                     THIRTY
SILICON VALLEY GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest and other income was $13,330,000 during fiscal 1996, significantly above the fiscal 1995 total of $9,465,000, principally due to interest earned on higher fiscal 1996 average cash balances, the result of the proceeds from underwritten public offerings of the Company's Common Stock in October and March 1995 being available for investment during all of fiscal 1996. The increase was offset in part by royalty income recorded in fiscal 1996 that was lower than the initial income recognized for the fourth quarter of fiscal 1995, upon the grant of the technology license.

Interest expense was not significant during either fiscal 1996 or fiscal 1995.

During fiscal 1996, the Company recorded a 35% provision for income taxes compared to a 36% provision for fiscal 1995. Variations in the Company's effective tax rate relate primarily to changes in the geographic distribution of its pretax income. (See Note 10 to the Consolidated Financial Statements.)

The minority interest represents that share of SVGL's operating results attributable to its minority stockholder. During fiscal 1996 and fiscal 1995, the reductions for minority interest were $726,000 and $194,000, respectively. In comparison to the preceding fiscal year, the increased reduction for minority interest reflects the year-to-year improvement in SVGL's profitability.

The Company's fiscal 1996 net income was $63,221,000 ($2.07 per share) compared to fiscal 1995 net income of $38,995,000 ($1.57 per share). The weighted average number of common and common equivalent shares outstanding used in the per share computations for fiscal years 1996 and 1995 were 30,554,000 and 24,850,000, respectively. The significant increase in the average outstanding shares was primarily due to the sale of 4,025,000 shares of Common Stock in an underwritten public offering in October 1995 and the effect of significant Common Stock issuances during the second quarter of fiscal 1995. (See "Fiscal 1995 Compared to Fiscal 1994" and Note 11 to the Consolidated Financial Statements.)


FISCAL 1995 COMPARED TO FISCAL 1994

Net sales during fiscal 1995 were $462,032,000, a 44% increase over net sales of $319,922,000 during fiscal 1994. SVGL, Track and Thermco each recorded higher net sales in fiscal 1995. The most significant increase resulted from shipments of Thermco's vertical reactors. The strong demand for semiconductor capital equipment was reflected in the Company's fiscal 1995 product bookings of $644,352,000, up 68% from fiscal 1994 bookings of $383,216,000. At September 30,
1995, the Company had backlog of $391,439,000, up from backlog of $209,119,000 at September 30, 1994. The fiscal 1995 ending backlog included orders for 34 Micrascan photolithography systems.

Gross margins were 40% in fiscal 1995 compared to 39% during fiscal 1994. The increased gross margins were primarily due to higher volumes in all of the operating groups and improvements related to Thermco's vertical reactors and SVGL's Micrascan II photolithography systems, offset in part by lower margins on Track's earlier technology and after-market products.

Research, development and related engineering (R&D) was $40,231,000 (9% of net sales) during fiscal 1995 compared to $30,443,000 (10% of net sales) during fiscal 1994. The fiscal 1995 and 1994 R&D expenditures were net of funding received from outside parties under joint development agreements of $12,767,000 and $1,473,000, respectively. The majority of such funding was provided to SVGL by SEMATECH. The year-to-year increase in R&D was primarily due to new product development, costs incurred to support increased product shipments, and design improvements on the Series 8000 Advanced Vertical Processor (AVP) incurred by Thermco during the first half of fiscal 1995.


                                   THIRTY-ONE

                                                                            SVG

MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Marketing, general and administrative expenses (MG&A) were $90,859,000 (20% of net sales) during fiscal 1995 compared to $67,517,000 (21% of net sales) during fiscal 1994. In comparison to the preceding year, the increase in MG&A was primarily related to the level of shipments and, to a lesser degree, additional administrative costs incurred in supporting the Company's operations. The decrease in MG&A as a percentage of net sales reflects the significant year-to-year increase in net sales.

Fiscal 1995 operating income was $52,389,000 compared to $26,451,000 for fiscal 1994. The increase in operating income resulted from the higher fiscal 1995 net sales and gross profits, offset in part by increased R&D and MG&A costs.

During fiscal 1995, interest and other income was $9,465,000 compared to $1,090,000 for fiscal 1994. The increase was primarily the result of interest earned on significantly higher cash balances. Additionally, the fourth quarter of fiscal 1995 included $1,500,000 in initial royalty fees from a nonexclusive license granted to a third party for the use of certain cleaning technology owned by the Company.

Interest expense was $620,000 during fiscal 1995 compared to $721,000 during fiscal 1994. The year-earlier period included interest expense related to borrowings outstanding under the Company's bank line of credit during the first several months of fiscal 1994.

The Company recorded a 36% provision for income taxes for fiscal 1995 compared to a 38% provision for fiscal 1994. As discussed above, variations in the Company's effective tax rate related primarily to changes in the geographic distribution of its pretax income.

During fiscal 1995, minority interest represented a reduction from net income of $194,000 compared to an addition to net income of $135,000 during fiscal 1994.

The Company had net income of $38,995,000 ($1.57 per share) in fiscal 1995 compared to net income of $16,764,000 ($0.84 per share) for fiscal 1994. The number of shares used in the per share computations was 24,850,000 and 18,538,000 for fiscal 1995 and 1994, respectively. The significant increase in such shares was primarily the result of the issuance of Series B Convertible Preferred Stock (which was subsequently converted to Common Stock along with the Series A Preferred Stock) and the sale of 3,192,606 shares of Common Stock in an underwritten public offering in March 1995. (See Note 11 to the Consolidated Financial Statements.)


FLUCTUATIONS IN QUARTERLY RESULTS AND DEPENDENCE ON NEW PRODUCT DEVELOPMENT

The Company has, at times during its existence, experienced quarterly fluctuations in its operating results. Due to the relatively small number of systems sold during each fiscal quarter and the relatively high revenue per system, customer order rescheduling or cancellation, or production or shipping delays can significantly affect quarterly revenues and profitability. The Company has experienced, and may again experience, quarters during which a substantial portion of the Company's net sales are realized near the end of the quarter.* Accordingly, delays in shipments near the end of a quarter can cause quarterly net sales to fall short of anticipated levels. Since most of the Company's expenses are fixed in the short term, such shortfalls in net sales could have a material adverse effect on the Company's business and results of operations.* The Company's operating results may also vary from quarter to quarter based upon numerous factors including the timing of new product introductions, product mix, level of sales, the relative proportion of



                                   THIRTY-TWO

SILICON VALLEY GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

domestic and international sales, activities of competitors, acquisitions, international events, and problems obtaining materials or components on a timely basis.* In light of these factors and the effect of the current uncertainty in the global semiconductor market on demand for the Company's wafer fabrication systems, the Company is likely to again experience variability in quarterly operating results.*

Semiconductor manufacturing equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part upon its ability to continue to enhance its existing products and their process capabilities and to develop and manufacture new products with improved process capabilities that enable semiconductor manufacturers to fabricate semiconductors more efficiently.* Additionally, the Company believes that it will have to develop products capable of processing 300-mm wafers as advanced semiconductor manufacturers progress from the current 200-mm wafer standard. Failure to successfully introduce new products in a timely manner could result in the loss of competitive position and reduced sales of existing products.* In addition, new product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and increase the potential for a decline in orders of existing products, particularly if new products are delayed.*

During fiscal 1996, the Company introduced new products in all three of its product groups for shipment in fiscal 1997. From time to time, the Company has experienced difficulty in ramping up production or effecting transitions to new products and, consequently, has suffered delays in product deliveries. There can be no assurance that the Company will not experience manufacturing problems as a result of either capacity constraints or upgrading or expanding existing operations in an effort to increase production capability.* These issues could result in product delivery delays and a subsequent loss of future sales.* The Company believes that protracted delays in delivering initial quantities of newly developed products to multiple customers could result in semiconductor manufacturers electing to install competitive equipment in their fabrication facilities and could preclude industry acceptance of its products.* The inability to produce such products or any failure to achieve market acceptance could have a material adverse effect on the Company's business and results of operations.*

Historically, the unit cost of the Company's products has been the highest when they are newly introduced into production, and cost reductions have come over time through engineering improvements, economies of scale, and improvements in the manufacturing process. As a result, new products have, at times, had an unfavorable impact on the Company's gross margins and results of operations. There can be no assurance that the initial shipments of new products will not have an adverse effect on the Company's profitability or that the Company will be able to attain design improvements, manufacturing efficiencies, or manufacturing process improvements over time that will increase profitability.* Further, the potential unfavorable effect of newly introduced products on profitability can be exacerbated when there is intense price competition in the market place.*

The Company's customers are heavily concentrated in the United States and Europe. The Japanese and Pacific Rim markets (including fabrication plants located in other parts of the world that are operated by Japanese and Pacific Rim semiconductor manufacturers) represent a substantial portion of the overall market for semiconductor manufacturing equipment and, to date, the Company has not been successful in obtaining a substantial share of these markets. The Company believes that it must expand globally if it is to compete as an industry leader.* Further, in many instances, Japanese and Pacific Rim semiconductor manufacturers fabricate devices such as DRAMs, with potentially different economic cycles than those affecting the sales of devices manufactured by the majority of the Company's U.S. and European customers. Failure to secure customers in these markets may limit the market share available to the Company and may increase the Company's vulnerability to industry or geographic downturns.*


                                  THIRTY-THREE

                                                                           SVG

MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In order to expand its market share in the Pacific Rim, the Company has begun investing in the staffing and facilities necessary to sell, service, and support customers in the area through entities in Korea, Singapore, and Thailand. Throughout the Pacific Rim, the Company will be competing with established equipment suppliers with significant market share and anticipates that it will encounter significant price competition as well as competition based on technological ability.* There can be no assurance that the Company's Pacific Rim operations will be profitable, even if it is successful in obtaining significant sales into the region.*


SVG LITHOGRAPHY SYSTEMS, INC. (SVGL)

The Company believes that the photolithography exposure equipment market is one of the largest segments of the semiconductor processing equipment industry and that the SVGL Micrascan II series of photolithography systems are currently the most technically advanced step-and-scan machine shipping in multiple quantities to global semiconductor manufacturers.* The Company believes that advanced semiconductor manufacturers are beginning to require volume quantities of production equipment as advanced as the current and pending versions of Micrascans, however, it does not believe that substantial sales of such systems will begin until late calendar 1997 or 1998.* Currently, customers can purchase DUV steppers to produce product at 0.25-micron line widths. If manufacturers of traditional I-line or DUV steppers are able to further enhance existing technology to achieve finer line widths sufficiently to erode Micrascan's competitive and technological advantages, demand for the Micrascan technology may not develop as the Company expects.* Additionally, competitive equipment capable of producing 0.25-micron line widths using step-and-scan technology is currently available in limited quantities.

The Company believes that advanced logic devices and DRAMs will require increasingly finer line widths.* The ability to maintain technological leadership is critical to SVGL's success and it must continue to develop advanced technology equipment capable of meeting manufacturers' requirements.* In particular, the Company believes that it must, in the first half of fiscal 1997, begin shipping both its lamp-based (Micrascan QML) and laser-based (Micrascan III) systems capable of printing 0.25-micron line widths, as well as progressing on its development of a system capable of printing line widths finer than 0.25 micron.*

The Company believes that its ability to supply systems in volume will be a major factor in customer decisions to commit to the Micrascan technology.* The Company is currently expanding the manufacturing capacity of SVGL to meet potential future demand for its advanced photolithography systems.* During the first half of fiscal 1996, SVGL commenced certain facility and capital improvements and, on August 2, 1996, the Company, for approximately $21,200,000, purchased from The Perkin-Elmer Corporation a 248,000-square- foot facility occupied by SVGL in Wilton, Connecticut and an additional 201,000-square-foot building, which SVGL will also occupy, in Ridgefield, Connecticut. During fiscal 1997, it is the Company's intent to invest in significant further capital improvements related to the buildings purchased and the equipment required to expand the production capabilities of SVGL.*

The time required to build a Micrascan system is significant. If SVGL is to be successful in supplying increased quantities of Micrascan systems, it will not only need to be able to build more systems, it will need to build them faster.* As a result, SVGL will require additional trained personnel and raw materials and components, as well as improved manufacturing and testing techniques to both facilitate volume and shorten manufacturing cycle time.* To that end, SVGL is continuing to increase staffing levels, develop its vendor supply infrastructure, and implement manufacturing improvements to meet expected 1997 and 1998 shipment volumes. Additionally, the Company must increase its field service and technical support organization staffing and infrastructure to support the anticipated customer requirements. There can be no assurance that the Company will not experience manufacturing difficulties or encounter problems in its

                                  THIRTY-FOUR

SILICON VALLEY GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

attempt to increase production and upgrade or expand existing operations.* In particular, the Company believes that protracted delays in delivering initial quantities of Micrascan products to multiple customers could result in semiconductor manufacturers electing to install competitive equipment in their advanced fabrication facilities, which could preclude industry acceptance of the Micrascan technology and products*. In addition, the Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity and field service and technical support activities if net sales do not increase commensurately.*

Historically, the Company has depended on external funding to assist in the high cost of development in its photolithography operation. The agreements that are currently in effect are discussed in detail below.

In September 1994, the Company and SEMATECH entered into a series of agreements whereby the Company sold SEMATECH warrants to purchase the Company's Common Stock and SEMATECH agreed, based upon the Company achieving certain performance milestones, to provide, through 1997, $22,000,000 of funding for the development of the Micrascan technology and to increase SVGL's manufacturing capability and capacity. As of September 30, 1996, the Company had recognized $17,250,000 of such SEMATECH funding. Additionally, under the agreements with SEMATECH, the Company was obligated to provide certain funds from its own resources. The Company has funded sufficient qualifying expenditures to fulfill its contractual obligation.

In February 1995, the Company entered into an agreement with Intel Corporation, Motorola Inc., and Texas Instruments Incorporated (the "Investors") under which the Investors made a $30,000,000 equity investment in the Company and received certain rights to purchase future generations of the Company's Micrascan products. The Company agreed to utilize the proceeds of the transaction for research and development related to its Micrascan technology and the expansion of its manufacturing capacity, as well as working capital for its Micrascan products. The agreement with the Investors also obligated the Company to fund from its own resources not less than $25,000,000, including amounts it funded under the agreements with SEMATECH. The Company has fulfilled its funding obligation under the agreement with the Investors.

During fiscal 1996, the Company entered into agreements with certain customers (the Participants) whereby each agreed to assist in funding the Company's development of an advanced-technology 193-nanometer Micrascan system. In exchange for such funding, each Participant received the right to purchase one such system and, in addition, received a right of first refusal (ratable among such Participants) to all such machines manufactured during the first two years following the initial system shipments. For each initial system ordered, each Participant agreed to fund $5,000,000 in such development costs. The agreements call for each Participant to pay $1,000,000 of initial development funding and four subsequent payments of $1,000,000 upon the completion of certain development milestones. The Participants may withdraw from the development program without penalty, but payments made against completed development milestones are not refundable and all preferential rights to future equipment are forfeited. At September 30, 1996, the Company had received $5,000,000 in initial funding from four Participants and had received single unit orders for systems from two other customers. There can be no assurances that the Participants will remain in the program.* In the event that the Company did not receive the funding anticipated under the agreements, it would be required to replace the shortfall from its own funds or other sources. If the Company were required to use its own funds, its research and development expenses would increase and its operating income would be reduced correspondingly. The agreements with the Participants stipulate that if the Company receives funding for the development program in excess of $25,000,000, it will issue, ratably to the Participants, credits totaling such excess in the form of a cash discount that can be applied to the purchase of additional systems by each Participant. There is no assurance that the Company will receive all funding that it currently anticipates or that it will be able to obtain future outside funding beyond that which it is currently receiving.

                                  THIRTY-FIVE

                                                                           SVG

MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

While the recent volume of orders for Micrascan systems has been consistent and encouraging, they are not necessarily indicative of industry-wide acceptance of the Micrascan technology. Although SVGL has been profitable during fiscal 1996, the Company believes that with the costs associated with the continued development of the Micrascan technology, the expansion of SVGL's manufacturing capacity, the additional manpower requirements related to the expanded capacity and customer support and the potential difficulties inherent in manufacturing initial quantities of the 0.25-micron Micrascan systems, there can be no assurance that SVGL will be able to operate profitably in the future.* Additionally, SVGL is subject to the accrual of certain royalties based on operating income and payable to IBM under the terms of a research and development agreement. If SVGL is successful in increasing its operating income, the Company believes that such royalties will be significant.*


LIQUIDITY AND CAPITAL RESOURCES

In October 1995, the Company sold 4,025,000 shares of its Common Stock through an underwritten public offering. The net proceeds of the offering were approximately $126,200,000.

At September 30, 1996, cash and cash equivalents and temporary investments totaled $262,061,000 compared to the September 30, 1995 total of $180,523,000, an increase of $81,538,000. The proceeds of the Common Stock offering and significant cash inflows resulting from customer deposits on advanced photolithography systems were offset in part by cash used to finance the growth of accounts receivable resulting from the Company's increased shipments, higher inventory levels required to satisfy the current backlog of customer orders, and purchases of property and equipment.

During fiscal 1996, the Company provided SVGL, its 94%-owned subsidiary, with intercompany loans of approximately $46,255,000 (including approximately $21,200,000 for its purchase of land and buildings). The Company believes that for the foreseeable future it will have to continue providing SVGL with a significant amount of funding. In connection with its acquisition of SVGL in 1990, the Company committed to purchase under certain circumstances, additional SVGL securities (the SVGL Calls) in an amount up to $23,200,000 at any time through May 1997. To the extent the SVGL Calls are not exercised, the Company has the option to purchase up to $15,000,000 of SVGL Common Stock under similar terms. The Company may choose to continue funding SVGL through intercompany loans or it may choose to make an additional equity investment in SVGL.

In July 1996, the Board of Directors authorized the Company to institute a stock repurchase program whereby up to 5,000,000 shares of its Common Stock may be purchased in the open market from time to time. Through December 20, 1996, no Common Stock had been repurchased and the Company had not announced its intention to commence such repurchases.

The Company has a $75,000,000 unsecured revolving bank credit facility. Advances under the facility bear interest at either the U.S. prime rate or the LIBOR rate plus 1%. In November 1996, the term of the credit facility was extended an additional year to December 1999. At December 20, 1996, there were no borrowings outstanding under the facility.

The Company believes that it has sufficient working capital and available bank credit to sustain operations and provide for the expansion of its business for the foreseeable future.*

                                   THIRTY-SIX

SILICON VALLEY GROUP, INC.