Form 10-K, Exhibit 13
period 1997-09-30
SILICON VALLEY GROUP INC
filed 1997-12-30
CIK 712752

                                                                          SVG 13



                                                                    EXHIBIT 13.1


CONSOLIDATED BALANCE SHEETS

============================================================================================
September 30, (in thousands, except share and per share amounts)          1996         1997

ASSETS

Current Assets:
  Cash and equivalents                                                $218,841    $ 129,508
  Temporary investments                                                 43,220       76,972
  Accounts receivable (net of allowance for doubtful accounts of
    $6,003 and $6,605, respectively)                                   151,011      142,200
  Inventories                                                          213,229      227,359
  Prepaid expenses and other assets                                      7,227        7,336
  Deferred taxes                                                         9,295        5,341
--------------------------------------------------------------------------------------------
  Total current assets                                                 642,823      588,716
Property and equipment, net                                             81,577      143,553
Deposits and other assets                                                2,312        5,514
Intangible assets, net                                                   2,665        3,110
--------------------------------------------------------------------------------------------
Total                                                                 $729,377    $ 740,893
--------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                                    $ 35,556    $  43,167
  Accrued liabilities                                                  137,526      125,762
  Current portion of long-term debt and capital leases                     437          659
  Income taxes payable                                                   5,649          514
--------------------------------------------------------------------------------------------
  Total current liabilities                                            179,168      170,102
Long-term debt and capital leases                                          217        5,792
Deferred and other liabilities                                           3,338        2,016
Commitments (See Notes 10, 14 and 15)                                       --           --
Minority interest                                                        4,705           --
Stockholders' equity:
  Convertible Redeemable Preferred Stock -- $0.01 par value,
    shares authorized: 1,000,000; none outstanding                          --           --
  Common Stock -- $0.01 par value, shares authorized: 100,000,000;
    shares outstanding: 1996: 30,175,794; 1997: 31,181,342             378,033      397,820
  Retained earnings                                                    163,916      165,403
  Cumulative translation adjustment                                         --         (240)
--------------------------------------------------------------------------------------------
  Stockholders' equity                                                 541,949      562,983
--------------------------------------------------------------------------------------------
Total                                                                 $729,377    $ 740,893
--------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

SVG 14



CONSOLIDATED STATEMENTS OF INCOME

============================================================================================================
Years Ended September 30, (in thousands, except per share amounts)         1995          1996          1997
Net sales                                                             $ 462,032     $ 639,928     $ 594,957
Cost of sales                                                           278,553       371,636       365,217
------------------------------------------------------------------------------------------------------------
Gross profit                                                            183,479       268,292       229,740
Operating expenses:
  Research, development and related engineering                          40,231        66,974        73,901
  Marketing, general and administrative                                  90,859       115,827       130,788
  Settlement of royalty obligation                                           --            --        32,582
------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                  52,389        85,491        (7,531)
Interest and other income                                                 9,465        13,330        10,633
Interest expense                                                           (620)         (437)         (710)
------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                         61,234        98,384         2,392
Provision for income taxes                                               22,045        34,437           813
Minority interest                                                           194           726            92
------------------------------------------------------------------------------------------------------------
Net income                                                            $  38,995     $  63,221     $   1,487
------------------------------------------------------------------------------------------------------------
Preferred Stock dividend                                              $     537     $      --     $      --
------------------------------------------------------------------------------------------------------------
Net income per share                                                  $    1.57     $    2.07     $    0.05
------------------------------------------------------------------------------------------------------------
Shares used in per share computations                                    24,850        30,554        31,409
------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                                                                          SVG 15



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



============================================================================================================================
                                                                                                        Cumulative
                                           Preferred Stock               Common Stock         Retained  Translation
(dollars in thousands)                   Shares       Amount         Shares        Amount     Earnings   Adjustment   Total
Balances, September 30, 1994             10,000     $  17,000      18,967,276     $105,978    $ 62,237    $  --     $185,215

Sale of Preferred Stock
  net of issuance costs                  14,943        29,800                                                         29,800
Sale of Common Stock,
  net of issuance costs                                             3,192,606       87,636                            87,636
Conversion of Preferred
  Stock to Common Stock                 (24,943)      (46,800)      2,494,300       46,800                                --
Stock options exercised                                               520,256        4,454                             4,454
Employee stock purchase plan                                           31,040          167                               167
Preferred Stock dividend                                               27,692          592        (537)                   55
Tax benefit of stock option
  transactions                                                                       3,925                             3,925
Net income                                                                                      38,995                38,995
-----------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1995                 --            --      25,233,170      249,552     100,695       --      350,247

Sale of Common Stock,
  net of issuance costs                                             4,025,000      126,196                           126,196
Warrants exercised, net                                               701,923                                             --
Stock options exercised                                               103,523          835                               835
Employee stock purchase plan                                          112,178          954                               954
Tax benefit of stock option
  transactions                                                                         496                               496
Net income                                                                                      63,221                63,221
-----------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1996                 --            --      30,175,794      378,033     163,916       --      541,949

Stock issued in settlement
  of royalty obligation                                               489,296        9,994                             9,994
Stock options exercised                                               299,543        3,508                             3,508
Employee stock purchase plan                                          216,709        3,753                             3,753
Tax benefit of stock option
  transactions                                                                       2,532                             2,532
Cumulative translation adjustment                                                                          (240)        (240)
Net income                                                                                       1,487                 1,487
-----------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1997                 --     $      --      31,181,342     $397,820    $165,403    $(240)    $562,983
-----------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

SVG 16



CONSOLIDATED STATEMENTS OF CASH FLOWS


========================================================================================================
Years Ended September 30, (in thousands)                              1995          1996          1997
Cash Flows from Operating Activities:
  Net income                                                     $  38,995     $  63,221     $   1,487
  Reconciliation to net cash provided by (used for) operating activities:
    Depreciation and amortization                                    9,216        13,075        26,762
    Settlement of royalty obligation                                    --            --        27,582
    Amortization of intangibles                                        285           155           555
    Deferred income taxes                                             (831)       (5,562)          948
    Minority interest                                                  194           726            92
   Changes in assets and liabilities:
      Accounts receivable                                          (56,040)      (28,162)      (13,914)
      Inventories                                                  (69,256)      (59,256)      (14,130)
      Prepaid expenses                                              (3,757)          162           (58)
      Deposits and other assets                                       (313)         (215)       (1,136)
      Accounts payable                                              19,965        (4,663)        7,611
      Accrued and deferred liabilities                              45,748        38,199        (9,763)
      Income taxes payable                                          (3,266)        3,968        (2,603)
--------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) operating activities             (19,060)       21,648        23,433
--------------------------------------------------------------------------------------------------------
Cash Flows used for Investing Activities:
  Purchases of temporary investments, held to maturity             (13,733)      (88,647)           --
  Purchases of temporary investments, available for sale                --       (43,220)     (109,872)
  Maturities of temporary investments, held to maturity                 --       102,380            --
  Maturities of temporary investments, available for sale               --            --        76,120
  Purchases of property and equipment                              (21,410)      (67,033)      (87,958)
  Purchase of minority interest in subsidiary                           --            --        (3,000)
--------------------------------------------------------------------------------------------------------
  Net cash used for investing activities                           (35,143)      (96,520)     (124,710)
--------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Sale of Common Stock                                              96,182       127,985         6,986
  Sale of Preferred Stock                                           29,800            --            --
  Collection of receivable from sale of Common Stock warrants        8,204            --            --
  Proceeds from borrowing                                               --            --         6,500
  Repayment of debt                                                   (799)         (885)         (703)
--------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                        133,387       127,100        12,783
--------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash                               (223)         (177)         (839)
--------------------------------------------------------------------------------------------------------
Increase in cash and equivalents                                    78,961        52,051       (89,333)
Cash and equivalents:
  Beginning of year                                                 87,829       166,790       218,841
--------------------------------------------------------------------------------------------------------
  End of year                                                    $ 166,790     $ 218,841     $ 129,508
--------------------------------------------------------------------------------------------------------
Non-Cash Investing and Financing Activities:
  Preferred Stock dividend paid in Common Stock                  $     592     $      --     $      --
--------------------------------------------------------------------------------------------------------
  Preferred Stock Converted to Common Stock                      $  46,800     $      --     $      --
--------------------------------------------------------------------------------------------------------
  Common Stock issued in settlement of royalty obligation        $      --     $      --     $   9,994
--------------------------------------------------------------------------------------------------------
  Tax benefit of stock option transactions                       $   3,925     $     496     $   2,532
--------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                                                                          SVG 17



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.
THE COMPANY
AND SIGNIFICANT
ACCOUNTING
POLICIES


LINE OF BUSINESS. The Company designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits.

CERTAIN RISKS AND UNCERTAINTIES. The semiconductor industry is highly cyclical and has, historically, experienced periodic downturns that have had a severe effect on the industry's demand for semiconductor wafer processing equipment. Any future such downturns are likely to have an adverse effect on the Company's results of operations.

The Company relies on a limited number of major customers for a substantial percentage of its net sales. The loss of or any substantial reduction or rescheduling of orders by any such customer could adversely affect the Company's business and results of operations.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The company places its cash equivalents and temporary investments in high-grade instruments which it places for safe keeping with high-quality financial institutions. Further, by policy, it limits the amount of credit exposure with any one counterparty and the amount of total investment through any one financial institution or in any one type of investment.

The Company sells its systems to both domestic and international semiconductor manufacturers. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, after elimination of intercompany transactions and balances.

The functional currency for all of the Company's subsidiaries is the U.S. dollar. Foreign exchange gains and losses are included in net income and were not significant in any of the periods presented. A note receivable from one subsidiary has been designated as long term and the cumulative translation adjustments related to this note are presented as a separate component of stockholders' equity.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less. Cash and cash equivalents are stated at cost, plus any accrued interest, which approximates market value.

TEMPORARY INVESTMENTS. Temporary investments in debt and equity securities are classified as available for sale and measured at fair value. Material unrealized gains and losses, net of tax, are recorded as a separate

SVG 18



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


component of stockholders' equity until realized. There were no significant differences between amortized cost and fair market value for investments, individually or in the aggregate, at either September 30, 1996 or 1997. Any gains or losses on sales of investments are computed by specific identification. No investments were sold in 1995, 1996 or 1997.


INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT. For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:


================================================================================
                                                                     Years
Land improvements                                                     15
Buildings and improvements                                            40
Machinery and equipment                                             3 to 10
Furniture and fixtures                                              3 to 10
Leasehold improvements                                            Lease term
--------------------------------------------------------------------------------

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," effective October 1, 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial statements.

INTANGIBLE ASSETS. Intangible assets are amortized on a straight-line basis over their estimated lives as follows: goodwill, twenty-five years; purchased technology, six years.

REVENUE RECOGNITION. Sales are generally recognized upon shipment. Product warranty costs are accrued in the period that sales are recognized.

RESEARCH, DEVELOPMENT, AND RELATED ENGINEERING. Research, development, and related engineering costs are expensed as incurred. Funds received under certain development funding arrangements are recorded as a reduction to such expenses as earned. The Company's products include certain software applications that are integral to the operation of the product. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility of the software and/or development of the related hardware. (See Note 15).

NET INCOME PER SHARE. Net income per share is computed by dividing net income attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares reflect the dilutive effect of outstanding stock options, common stock warrants,

                                                                          SVG 19



and convertible Preferred Stock. In March 1995, the Preferred Stock was converted into Common Stock. There was no Preferred Stock outstanding in 1996 or 1997.

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which replaces current Earnings Per Share (EPS) reporting and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Although the Company is not permitted to adopt SFAS No. 128 until fiscal 1998, if the Company had adopted this statement for the year ended September 30, 1997 the Company's earnings per share would have been as follows:


==================================================================
Earnings Per Share                      1995      1996      1997
Basic                                  $1.72     $2.13     $0.05
Diluted                                $1.57     $2.07     $0.05


EMPLOYEE STOCK PLANS. The Company accounts for its stock option and employee stock purchase plans in accordance with the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply the provisions of APB No. 25 for purposes of determining net income and has adopted the pro forma disclosure requirements of SFAS No. 123 effective October 1, 1996.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements; and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a Company's business segments and related disclosures about it's products, services, geographic areas and major customers. Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of the new standards will not have a material effect on the financial statements.

RECLASSIFICATIONS. Reclassifications have been made to the prior years' Consolidated Financial Statements to conform to the fiscal 1997 presentation.

FISCAL YEAR. The Company uses a 52-53 week fiscal year ending on the Friday closest to September 30. The accompanying financial statements have been shown as ending on September 30. Fiscal years 1995 and 1996 each included 52 weeks. Fiscal year 1997 included 53 weeks.

SVG 20


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.
TEMPORARY
INVESTMENTS

================================================================================
September 30, (in thousands)                                     1996       1997
Temporary investments are comprised of the following:

Municipal bonds                                               $10,272    $74,971
Municipal notes                                                    --      2,001
Commercial paper                                               22,953         --
Certificates of deposit                                         9,995         --
--------------------------------------------------------------------------------
Total                                                         $43,220    $76,972
--------------------------------------------------------------------------------


Of the Company's temporary investments at September 30, 1997, $52,156,000 mature within one year and $24,816,000 mature within two years.

NOTE 3.
INVENTORIES

================================================================================
September 30, (in thousands)                             1996               1997
Inventories consist of:
  Raw materials                                      $103,993           $ 92,939
  Work-in-process                                     101,293            128,038
  Finished goods                                        7,943              6,382
--------------------------------------------------------------------------------
  Total                                              $213,229           $227,359
--------------------------------------------------------------------------------

NOTE 4.
PROPERTY
AND EQUIPMENT


================================================================================
September 30, (in thousands)                               1996            1997
Property and equipment consist of:
  Land and improvements                               $   6,348       $  10,349
  Buildings and improvements                             16,561          38,792
  Machinery and equipment                                83,859         134,023
  Furniture and fixtures                                 21,885          28,237
  Leasehold improvements                                 21,477          23,601
--------------------------------------------------------------------------------
  Total                                                 150,130         235,002
  Accumulated depreciation and amortization             (68,553)        (91,449)
--------------------------------------------------------------------------------
  Property and equipment, net                         $  81,577       $ 143,553
--------------------------------------------------------------------------------

                                                                          SVG 21



NOTE 5.
INTANGIBLE
ASSETS


================================================================================
September 30, (in thousands)                             1996              1997
Intangible assets consist of:
  Goodwill                                            $ 4,186           $ 4,186
  Purchased technology                                  3,700             1,000
--------------------------------------------------------------------------------
                                                        7,886             5,186
  Accumulated amortization                             (5,221)           (2,076)
--------------------------------------------------------------------------------
  Total                                               $ 2,665           $ 3,110
--------------------------------------------------------------------------------

NOTE 6.
SVG LITHOGRAPHY
SYSTEMS, INC.


Through March 17, 1997, the Company owned 94% of SVG Lithography Systems, Inc.
(SVGL) and International Business Machines, Inc. (IBM) owned the remaining 6%. The minority interest reflected on the Consolidated Balance Sheets represented IBM's interest in the net assets of SVGL. On March 18, 1997, the Company purchased IBM's 6% interest in SVGL for $3,000,000. As a result, the Company now accounts for SVGL as a wholly-owned subsidiary.

NOTE 7.
SETTLEMENT
OF ROYALTY
OBLIGATION

Under the terms of a research and development agreement, SVGL owed IBM certain royalties based on future operating results. On March 18, 1997, the Company satisfied this royalty obligation to IBM in exchange for $5,000,000 in cash, 489,296 shares of Common Stock valued at approximately $10,000,000 and $23,000,000 in SVGL product. Of the $38,000,000 total, $32,582,000 related to products currently under development and was recognized as an expense in the second quarter of fiscal 1997, and $5,418,000 related to existing products and was recorded as a prepayment which will be amortized to expense through fiscal year 2000 in proportion to the related product sales. During fiscal 1995 and 1996 the Company made royalty payments pertaining to this agreement of $354,000 and $2,370,000, respectively.

NOTE 8.
DEBT
ARRANGEMENTS

The Company has an unsecured $75,000,000 bank revolving line of credit agreement which expires in December 1999. Advances under the line of credit bear interest at either the U.S. prime rate or the LIBOR rate plus 1%. The agreement includes covenants regarding working capital, profitability, leverage, coverage of certain charges, minimum net worth, capital expenditures, and prohibition of cash dividends.

At September 30, 1997, the Company had capital lease obligations of $201,000 which are due in 1998. The capital lease obligations bear interest at rates ranging from 7 1/2% to 10% and are secured by equipment with an aggregate cost and accumulated depreciation of $1,485,000 and $1,466,000, respectively, at September 30, 1997 ($3,347,000 and $3,231,000, respectively, at September 30,
1996).

SVG 22



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 1997, the Company received a $6,500,000 loan from the Connecticut Development Authority. The loan has a ten year term, bears interest at 8.25%, is secured by the Company's Wilton, Connecticut facility which houses certain operations of SVGL and had a remaining principal balance of $6,250,000 at September 30, 1997.

Interest payments were $439,000 in 1995, $410,000 in 1996, and $341,000 in 1997.

NOTE 9.
ACCRUED LIABILITIES

================================================================================
September 30, (in thousands)                               1996             1997
Accrued liabilities consist of:
  Compensation                                         $ 23,179         $ 30,347
  Product warranty                                       42,899           43,534
  Customer deposits and advances                         58,020           42,559
  Other                                                  13,428            9,322

--------------------------------------------------------------------------------
  Total                                                $137,526         $125,762
--------------------------------------------------------------------------------


NOTE 10.
EMPLOYEE
BENEFIT PLANS

The Company's profit-sharing plan provides quarterly distributions to eligible employees as determined by the Board of Directors. Profit-sharing distributions were $3,557,000 in 1995, $7,235,000 in 1996, and $1,172,000 in 1997.

Under the Company's Cash or Deferred Profit-Sharing Plan (401[k] Plan), the Company may make contributions, depending on the amount of the employee's contribution, up to a maximum of 3% of compensation. The Company's contributions were $2,059,000 in 1995, $2,999,000 in 1996, and $3,135,000 in 1997.

In February 1997, the Company adopted a non-qualified deferred compensation plan that allows a select group of management, highly compensated Employees and Directors to defer a portion of their salary, bonus, fees and other benefits. The plan is unfunded, and amounts due participants represent general obligations of the Company. The Company may credit additional amounts to participants account balances, depending on the amount of the employee's contribution, up to a maximum of 5% of an employees annual salary and bonus. In addition, interest is credited to the participants account balances at 120% of the average Moody's corporate bond rate (9.54% in 1997). Company contributions and related interest become 100% vested five years after the plan year in which the contribution was made. During fiscal 1997 the Company had an expense of $609,000 and at September 30, 1997, a liability of $1,561,000 under the deferred compensation plan.

                                                                          SVB 23

At September 30, 1997, four officers of the Company had employment agreements that provide, in the event of disability, death, or termination meeting certain criteria, for severance payments based on a multiple of their then-current compensation. At September 30, 1997, the aggregate potential payments under these agreements would have been approximately $6,400,000.

NOTE 11.
INCOME TAXES

The provision for income taxes consists of:

================================================================================
Years Ended September 30, (in thousands)          1995         1996        1997
Current:
  Federal                                     $ 17,857     $ 32,239     $(1,850)
  State                                          3,723        6,039       1,364
  Foreign                                        1,296        1,721         351
--------------------------------------------------------------------------------
Total current                                   22,876       39,999        (135)
--------------------------------------------------------------------------------
Deferred:
  Federal                                         (758)      (4,928)       (293)
  State                                            (73)        (634)      1,241
--------------------------------------------------------------------------------
Total Deferred                                    (831)      (5,562)        948
--------------------------------------------------------------------------------
                                              $ 22,045     $ 34,437     $   813
--------------------------------------------------------------------------------


Domestic and foreign income before income taxes and minority interest is as follows:


================================================================================
Years Ended September 30, (in thousands)             1995        1996       1997
Domestic                                          $53,731     $93,761     $2,092
Foreign                                             7,503       4,623        300

--------------------------------------------------------------------------------
                                                  $61,234     $98,384     $2,392
--------------------------------------------------------------------------------

SVG 24



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The effective tax rate differs from the Federal statutory rate as follows:


================================================================================
Years Ended September 30, (in thousands)          1995         1996        1997
Statutory rate                                $ 21,432     $ 34,437     $   837
State taxes, net of Federal effect               1,837        3,246         131
Foreign taxes at differing rates                (1,408)         197         268
FSC commission                                    (919)      (2,164)       (464)
Change in valuation allowance                       --       (2,656)         --
Tax exempt interest                                 --           --      (2,284)
Settlement of royalty obligation                    --           --       1,500
Other                                            1,103        1,377         825
--------------------------------------------------------------------------------
  Total                                       $ 22,045     $ 34,437     $   813
--------------------------------------------------------------------------------

The items giving rise to deferred taxes were as follows:


==================================================================================
September 30, (in thousands)                                    1996         1997
Deferred tax assets:
  Reserves not recognized for tax purposes                  $ 15,462     $ 11,508
  Net operating loss carryforwards of acquired companies       3,130        3,130
  Accelerated depreciation                                        --          273
--------------------------------------------------------------------------------
  Total deferred tax assets                                   18,592       14,911
Deferred tax liabilities, accelerated depreciation            (2,733)          --
Valuation allowance                                           (9,297)      (9,297)
--------------------------------------------------------------------------------
Total                                                       $  6,562     $  5,614
--------------------------------------------------------------------------------

At September 30, 1997, approximately $7,900,000 of Federal loss carryforwards were available to offset future Federal taxable income generated by SVGL, through the year 2007, subject to certain limitations. The valuation allowance relates to the net deferred tax assets of SVGL.

In 1995, 1996 and 1997, the Company made income tax payments of $22,423,000, $36,059,000, and $2,882,000, respectively.

                                                                          SVG 25



NOTE 12.
STOCKHOLDERS'
EQUITY

SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK. The Series A Convertible Redeemable Preferred Stock (Series A Preferred), all of which was owned by The Perkin-Elmer Corporation (Perkin-Elmer), had certain conversion and redemption provisions and bore mandatory quarterly dividends at a rate of 7% per annum, payable in either cash or shares of the Company's Common Stock. In satisfaction of the quarterly dividends, the Company issued 27,692 shares of Common Stock in fiscal 1995. In March 1995, the Series A Preferred was converted into 1,000,000 shares of the Company's Common Stock.

SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK. In February 1995, the Company entered into a business agreement with Intel Corporation, Motorola Inc., and Texas Instruments Incorporated (the Investors) related to the Company's Micrascan photolithography products. As part of this agreement, the Investors purchased, in equal amounts, an aggregate of approximately $30,000,000 of the Company's newly issued Series B Convertible Preferred Stock (Series B Preferred). (See Note 15.) In accordance with the terms of its issuance, the Series B Preferred automatically converted into 1,494,300 shares of Common Stock as the result of a registration statement that was effective concurrent with a public offering of the Company's Common Stock in March 1995.

COMMON STOCK WARRANTS. On September 30, 1994, as part of a series of agreements with SEMATECH, the Company sold warrants for $8,204,000 under which SEMATECH had the right to purchase, through September 30, 1998, 1,750,000 shares of Common Stock at $13.625 per share (see Note 15). The warrants were subject to a net exercise provision that permitted the holder to make a cashless exercise of the warrants based on the closing price of the Common Stock. In April 1996, SEMATECH exercised the warrants through the net issuance provision resulting in the issuance of 701,923 shares of Common Stock with no cash proceeds to the Company.

COMMON STOCK. In March 1995, the Company sold 3,192,606 shares of its Common Stock through an underwritten public offering. The net proceeds from the offering were $87,636,000. In October 1995, the Company sold 4,025,000 shares of its Common Stock through an underwritten public offering. The net proceeds from the offering were approximately $126,200,000.

PREFERRED SHARES PURCHASE RIGHTS. In September 1996, the Company's Board of Directors adopted a plan for the distribution of one Preferred Shares Purchase Right (the Rights) to the holder of each outstanding share of the Company's Common Stock. The rights expire in September 2006 and are not exercisable until a person or group announces the acquisition of 15% or more of the Company's outstanding Common Stock, or the commencement of a tender or exchange offer for 15% or more of the Company's Common Stock. Each Right entitles its holder to purchase 1/1000 of one new share of the Company's Series A Participating Preferred Stock at an exercise price of $125, subject to certain antidilution adjustments. Additionally, a holder would be entitled, under certain circumstances, to purchase shares of Common Stock of the Company or, in other cases, of the acquiring company, having a market value of twice the exercise price of the Right. Under certain conditions, the Company may redeem the Rights for a price of $0.01 per Right or exchange each Right not held by the acquirer for one share of the Company's Common Stock.

SVG 26



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.
STOCK OPTION AND
PURCHASE PLANS


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

Activity under the plans is as follows (shares in thousands):


================================================================================
                                                   Shares
                                                    Under   Weighted Average
                                                   Option   Exercise Price
Balances, September 30, 1994                       1,441     $    8.57
  Granted                                            737         26.47
  Exercised                                         (520)         8.59
  Canceled                                          (126)        12.74
--------------------------------------------------------------------------------
Balances, September 30, 1995                       1,532         16.81
  Granted (weighted average fair value $7.78)      1,520         19.21
  Exercised                                         (104)         8.00
  Canceled                                        (1,043)        26.88
--------------------------------------------------------------------------------
Balances, September 30, 1996                       1,905         13.70
  Granted (weighted average fair value $12.62)       778         25.81
  Exercised                                         (300)        11.69
  Canceled                                          (116)        17.95
--------------------------------------------------------------------------------
Balances, September 30, 1997                       2,267     $   17.90
--------------------------------------------------------------------------------

The following table summarizes information concerning options outstanding and exercisable as of September 30, 1997:


=======================================================================================
                                       Options Outstanding        Options Exercisable

                                   Weighted        Weighted                   Weighted
                                    Average         Average                    Average
Range of               Number     Contractual       Exercise      Number       Exercise
Exercise Prices     Outstanding  Life (in yrs.)      Price     Exercisable      Price
$ 4.63 - $12.63       542,067        2.50            $ 9.15      387,652        $ 8.95
$16.13                852,393        5.79            $16.13      154,611        $16.13
$16.63 - $23.31       569,017        7.83            $22.06       31,619        $19.45
$23.38 - $32.25       303,900        8.72            $30.71        5,361        $23.38
---------------------------------------------------------------------------------------
Total               2,267,377        5.91            $17.90      579,243        $11.57
---------------------------------------------------------------------------------------

                                                                          SVG 27



At September 30, 1997, options to purchase 990,956 shares of Common Stock were available for future grant. There were 335,000 and 428,000 options exercisable as of September 30, 1995 and 1996, respectively, with a weighted average exercise price of $8.72 and $9.37, respectively, per share.

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

Under the Company's Employee Stock Purchase Plan, 2,200,000 shares of Common Stock were reserved for issuance of which 1,230,049 had been issued at September 30, 1997. The plan permits virtually all employees to purchase, through payroll deductions, Common Stock at 85% of the lower of the fair market value of the Common Stock on the first or last day of the offering period. One plan concluded its final two-year offering period March 31, 1997. The remaining plan has offering periods of twelve months, with a new twelve-month period beginning each April 1 and October 1.

PRO FORMA NET INCOME AND EARNINGS PER SHARE. The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's employee options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company has accounted for its employee stock options (including shares under the Employee Stock Purchase Plan) granted subsequent to September 30, 1995 under the fair value method of that statement.

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1996 and 1997, respectively: risk free rates of 6.3% and 6.4%; a stock price volatility factor of 56%; an expected option life of two years following vesting for Officer and Directors and nine months for all others; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and recognition of forfeitures as they occur. The fair value of the employee purchase rights under the Employee Stock Purchase Plan was estimated using the same model, but with the following weighted average assumptions for fiscal 1996 and 1997, respectively: risk-free rates of 5.5% and 5.8%, stock price volatility factor of 56%: and expected option life of one year. The weighted average fair value of purchase rights granted in fiscal 1996 and 1997 was approximately $9.26 and $7.75 respectively.

SVG 28



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For purposes of pro forma disclosures required by SFAS No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for per share information):


======================================================================================
                                                                   1996           1997
Pro forma net income (loss)                                     $60,593        $(5,901)
Pro forma net income (loss) per share                           $  1.98        $ (0.19)
--------------------------------------------------------------------------------------

Due to compensation expense being recognized over the vesting period of the option, the initial impact on pro forma income may not be representative of pro forma compensation expense in future years.

NOTE 14.
COMMITMENTS

================================================================================
September 30, (in thousands)

Future minimum lease payments for operating leases (primarily facilities) are as follows:
  1998                                                             $ 5,564
  1999                                                               4,497
  2000                                                               2,799
  2001                                                               2,327
  2002                                                               2,298
  Thereafter through 2010                                            5,086

--------------------------------------------------------------------------------
  Total                                                            $22,571
--------------------------------------------------------------------------------


Rent expense was $7,907,000, $8,801,000, and $6,696,000 in 1995, 1996, and 1997,
respectively.



NOTE 15.
RESEARCH AND
DEVELOPMENT
AGREEMENTS

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

The Company incurred costs of $13,877,000 in 1995, $30,288,000 in 1996, and $40,227,000 in 1997 relating to such product development and recognized $12,767,000, $4,994,000, and $7,968,000, respectively, in related funding.

On September 30, 1994, SEMATECH entered the first of a series of agreements with the Company to both assist in funding the Micrascan technology and to increase SVGL's manufacturing capability and capacity. The agreements with SEMATECH included the sale of warrants for $8,204,000 to

                                                                          SVG 29



purchase shares of the Company's Common Stock (see Note 12) and established certain milestones on which the funding is based. The proceeds from the sale of the warrants, received in October 1994, were utilized to increase SVGL's manufacturing capability and capacity to satisfy anticipated demand for the current and future versions of the Micrascan product. Additionally, over a three-year period, SEMATECH agreed to fund, upon SVGL's completion of certain milestones, $17,500,000 for the future development of Micrascan technology and $4,500,000 to be utilized to increase capacity to build the Micrascan product. Through September 30, 1997, the Company had recognized all of the funding under the agreements. Under the agreements the Company was obligated to fund from its own resources certain amounts to further the development of Micrascan technology, increase manufacturing capability and capacity for Micrascan products, and to fund related inventory costs. The Company has fulfilled these funding obligations.

In February 1995, the Company entered into agreements with Intel Corporation, Motorola Inc., and Texas Instruments Incorporated (the Investors) related to the Company's Micrascan photolithography products under which the Investors purchased an aggregate of approximately $30,000,000 of the Company's newly issued Series B Preferred (see Note 12) and received certain rights to purchase future generations of the Company's Micrascan products. In turn, the Company agreed to utilize the proceeds of the transaction for research and development related to its Micrascan technology and the expansion of its manufacturing capacity, as well as working capital for its Micrascan products. The agreement with the Investors also obligated the Company to fund, at any time over a five-year period, an amount such that the total it funded under the agreements with both SEMATECH and the Investors was not less than $25,000,000. The Company has fulfilled its contractual obligations under such agreements.

As part of the agreement with the Investors, IBM was also granted certain rights to purchase initial quantities of future generations of the Company's Micrascan products.

During fiscal 1996, the Company entered into agreements with certain customers (the Participants) whereby each agreed to assist in funding the Company's development of an advanced technology 193 nanometer Micrascan system. In exchange for such funding, the Participants receive the right to purchase one such system and in addition, receive a right of first refusal (ratable among such participants) to all such machines manufactured during the first two years following the initial system shipments. For each initial system ordered, each Participant agreed to fund $5,000,000 in such development costs. The agreements call for each Participant to pay $1,000,000 of initial development funding and four subsequent payments of $1,000,000 upon the completion of certain development milestones. The participants may withdraw from the development program without penalty but payments made against complete development milestones are not refundable and all preferential rights to future equipment are forfeited. As of September 30, 1997, the Company had received $16,000,000 in funding from six Participants, of which $8,085,000 had been recognized and offset against research and development expenditures. In March 1997, one participant withdrew from the program. The agreements with the Participants stipulate that if the Company receives funding for the development program in excess of $25,000,000, it will issue, ratably to the Participants, credits totaling such excess in the form of a cash discount which can be applied to the purchase of additional systems by each Participant.

SVG 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 16.
GEOGRAPHIC
SEGMENTS



The Company's products are manufactured in the United States and are sold worldwide. The Company markets internationally through both its foreign-based sales and service operations and through outside distributors and sales representatives.

One customer accounted for 38% of sales in 1997, 31% of sales in 1996, and 17% of sales in 1995, a second customer accounted for 22% of sales in 1997, was not significant in 1996, and 12% of sales in 1995, and a third customer was not significant in 1997, however accounted for 10% of sales in 1996, and 18% of sales in 1995.

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


=====================================================================================
Years Ended September 30, (in thousands)           1995          1996          1997
Net Sales:
North America:
  Unaffiliated customers:
    North America                             $ 312,613     $ 417,021     $ 426,762
    Europe                                       68,536       129,947        84,648
    Far East                                     24,259        49,175        52,342
    Other                                         1,932           132           126
  Inter-region transfers                         35,407        29,004        25,191
Europe                                           41,519        27,629        21,044
Far East                                         13,173        16,024        10,035
Eliminations                                    (35,407)      (29,004)      (25,191)
-------------------------------------------------------------------------------------
      Consolidated net sales                  $ 462,032     $ 639,928     $ 594,957
-------------------------------------------------------------------------------------
Operating Income (Loss):
  North America                               $  45,938     $  81,371     $  (4,522)
  Europe                                          7,027         3,964        (1,718)
  Far East                                          822         1,241           591
  Eliminations                                   (1,398)       (1,085)       (1,882)
-------------------------------------------------------------------------------------
      Consolidated operating income (loss)    $  52,389     $  85,491     $  (7,531)
-------------------------------------------------------------------------------------

                                                                          SVG 31


=======================================================================
September 30, (in thousands)         1995          1996          1997
Identifiable Assets:
  North America                 $ 469,436     $ 692,143     $ 716,034
  Europe                           31,864        37,934        28,361
  Far East                         10,041         8,351         6,827
  Eliminations                    (10,616)       (9,051)      (10,329)
-----------------------------------------------------------------------
    Consolidated assets         $ 500,725     $ 729,377     $ 740,893
-----------------------------------------------------------------------


NOTE 17.
UNAUDITED
SUBSEQUENT EVENT

On November 26, 1997, the Company acquired Tinsley Laboratories Inc. (TLI), in a stock for stock transaction whereby approximately 1,091,000 shares of the Company's Common Stock were exchanged for all outstanding shares of TLI Common Stock. TLI designs, manufactures and sells precision optical components, assemblies and systems to customers in a variety of industries and research endeavors. The transaction is expected to be accounted for as a pooling of interests for financial reporting purposes and is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. TLI's revenue for the 12-month period ended September 30, 1997 was $20,342,000.


NOTE 18.
SUMMARIZED
QUARTERLY FINANCIAL
INFORMATION
(UNAUDITED)


============================================================================================
                                              First       Second        Third       Fourth
(in thousands, except per share amounts)     Quarter      Quarter      Quarter      Quarter
1997
  Net sales                                  $123,684    $ 140,701     $161,138    $169,434
  Gross profit                                 47,485       52,802       60,888      68,565
  Income (loss) before income taxes
    and minority interest                       5,340      (24,957)       9,441      12,568
  Net income (loss)                             3,331      (16,370)       6,231       8,295
  Net income (loss) per share                    0.11        (0.54)        0.20        0.26
1996
  Net sales                                  $158,280    $ 170,668     $167,858    $143,122
  Gross profit                                 65,401       70,414       71,336      61,141
  Income before income taxes
    and minority interest                      25,520       27,356       27,542      17,966
  Net income                                   16,481       17,653       17,596      11,491
  Net income per share                           0.54         0.58         0.58        0.38
--------------------------------------------------------------------------------------------

SVG 32



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Silicon Valley Group, Inc.:

We have audited the accompanying consolidated balance sheets of Silicon Valley Group, Inc. and its subsidiaries (the Company) as of September 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silicon Valley Group, Inc. and its subsidiaries at September 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


DELOITTE &
TOUCHE LLP

                                                  [DELOITTE &
                                                   TOUCHE LLP LOGO]



San Jose, California
October 27, 1997

                                                                          SVG 33


FINANCIAL INFORMATION



FIVE-YEAR SELECTED FINANCIAL DATA

====================================================================================================
Years Ended September 30,
(in thousands, except per share amounts)       1993        1994        1995        1996        1997
Income Statement Data:
  Net sales                                $240,633    $319,922    $462,032    $639,928    $594,957
  Income before income taxes
    and minority interest                     6,920      26,820      61,234      98,384       2,392
  Net income                                  4,485      16,764      38,995      63,221       1,487
  Preferred stock dividend                    1,190       1,190         537          --          --
  Net income per share                         0.22        0.84        1.57        2.07        0.05
  Shares used in per share computations      15,277      18,538      24,850      30,554      31,409

Balance Sheet Data:
  Working capital                          $107,975    $171,191    $325,481    $463,655    $418,614
  Total assets                              212,284     271,674     500,725     729,377     740,893
  Long-term debt and capital leases           2,338       1,510         654         217       5,792
  Stockholders' equity                      126,997     185,215     350,247     541,949     562,983

Other Data:
  Backlog                                   145,824     209,119     391,439     394,589     420,579
  Number of Employees                         1,714       1,907       2,653       3,072       3,389
-----------------------------------------------------------------------------------------------------

COMMON STOCK PRICES

The Company's Common Stock is traded in the over-the-counter market on the Nasdaq National Market under the symbol SVGI. The following table sets forth the range of high and low sales prices of the stock during fiscal 1996 and fiscal 1997 as reported by Nasdaq-NMS.


================================================================================
Fiscal 1996                                        High            Low
First Quarter                                      $38-1/2         $23
Second Quarter                                      30-5/8          18-1/4
Third Quarter                                       27              17-7/32
Fourth Quarter                                      19-3/8          15-3/8
--------------------------------------------------------------------------------
Fiscal 1997                                        High            Low
First Quarter                                      $19-3/8         $15-3/8
Second Quarter                                      27-1/8          18-5/8
Third Quarter                                       26-3/8          18-1/2
Fourth Quarter                                      37-3/4          28-1/2
--------------------------------------------------------------------------------


To date, the Company has not declared or paid dividends on its Common Stock. The Board of Directors of the Company presently intends to retain all earnings for use in the Company's business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. The Company's revolving credit facility prohibits the payment of cash dividends on Common Stock. As of November 28, 1997, there were 620 holders of record of the Common Stock.

SVG 34



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this discussion contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date hereof. Forward looking statements are indicated by an asterisk (*) following the sentence in which such statement is made. The Company undertakes no obligation to publicly release the results of any revisions to these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


RESULTS
OF OPERATIONS

The Company designs, markets, and services semiconductor processing equipment used in the fabrication of integrated circuits. The Company's products are used in photolithography for exposure and photoresist processing, and in deposition for oxidation/diffusion and low pressure chemical vapor deposition (LPCVD). The Company manufactures and markets its photolithography exposure products through its subsidiary, SVG Lithography Systems, Inc. (SVGL), its photoresist processing products through its Track Systems Division (Track), and its oxidation/diffusion and LPCVD products through its Thermco Systems Division (Thermco).

The semiconductor industry into which the Company sells its products is highly cyclical and has, historically, experienced periodic downturns which have had a severe effect on the semiconductor industry's demand for semiconductor processing equipment. During the first quarter of calendar 1996 (the Company's second fiscal quarter), the growth rate of the worldwide semiconductor industry, measured in terms of its book-to-bill ratio, declined. During the four fiscal quarters ended March 1997, the Company's quarterly customer order bookings ("bookings") were substantially below first half fiscal 1996 levels and the Company experienced customer deferrals of scheduled equipment delivery dates and, to a lesser extent, customer order cancellations. Notwithstanding a significant increase in bookings during the third and fourth quarters of fiscal 1997, the Company's fiscal 1997 shipments were below fiscal 1996 levels as a result of the lower bookings in the preceding fiscal quarters. There can be no assurance that the Company will not again experience customer delivery deferrals, order cancellations or a prolonged period of customer orders at reduced levels, any or a combination of which would have an adverse effect on its operating results.*

Prior downturns in the worldwide semiconductor industry have resulted in significant reductions in the Company's net sales, gross margin and net income. Moreover, the Company expects that its operations as a whole will continue to be dependent on the capital expenditures of semiconductor manufacturers, which in turn will be dependent on anticipated demand for integrated circuits and products utilizing integrated circuits.* Any prolonged weakness in demand experienced by the semiconductor industry is likely to have an adverse effect on the Company's business and results of operations.*

A portion of the Company's backlog consists of orders from customers in the Pacific Rim. In light of the recent economic downturn in certain Asian countries, there can be no assurance that the Company will be

                                                                          SVG 35



able to obtain additional orders or that it will not experience cancellations or deferrals of existing orders from customers in such countries, any of which would have an adverse effect on the Company's business and results of operations.

Historically, the Company has relied on a limited number of customers for a substantial percentage of its net sales. During fiscal 1997, the Company's two largest customers accounted for 60% of net sales, the largest representing 38% of the total. The loss of any significant customer, including but not limited to the two largest customers, delays in shipments due to rescheduling or reductions in orders by a significant customer, including reductions in orders due to market, economic or competitive conditions in the semiconductor industry, will adversely affect the Company's business and results of operations.* The Company believes that, for the foreseeable future, due in part to its customer base consisting primarily of manufacturers of logic devices, it will continue to rely on a limited number of major customers for a substantial percentage of its net sales.*


FISCAL 1997
COMPARED TO
FISCAL 1996


For fiscal 1997, net sales were $594,957,000, a decrease of 7% from net sales of $639,928,000 during fiscal 1996. The lower net sales were the result of lower shipments of Thermco and Track products during fiscal 1997, offset in part by increased shipments of Micrascan photolithography systems by SVGL, particularly revenues from shipments of Micrascan III systems which have a higher average selling price and began shipping in the first quarter of fiscal 1997.

The Company's fiscal 1997 bookings were $620,947,000 (which represented a book to bill ratio of 1.04 to 1), down from fiscal 1996 bookings of $643,078,000 (which represented a book to bill ratio of 1.00 to 1). At September 30, 1997, the Company had a backlog of $420,579,000, a 7% increase over the September 30, 1996 backlog of $394,589,000. The Company includes in backlog only those orders to which a purchase order number has been assigned by the customer, with substantially all of the terms and conditions agreed upon and for which delivery has been specified within twelve months. At September 30, 1997, the backlog included orders for 48 Micrascan photolithography systems. In addition to the systems included in backlog, SVGL had orders for 27 Micrascan photolithography systems with scheduled delivery dates outside the twelve month backlog window, including orders for six advanced technology 193 nanometer systems currently under development. (See "SVG Lithography Systems, Inc. (SVGL)".)

For fiscal 1997, the Company's gross margin was 39%, significantly below the fiscal 1996 gross margin of 42%. The decrease was primarily due to costs associated with Track's most recent generation product, the 200-APS and reduced shipments and manufacturing volumes in Thermco and Track. Shipments of 200-APS systems were to commence during the second quarter of fiscal 1997, but have been delayed by approximately twelve months.* The lower Thermco and Track margins were offset in part by increased fiscal 1997 SVGL gross margins, primarily due to the mix of Micrascan photolithography systems shipped and increased manufacturing volumes and efficiencies related to Micrascan systems.

SVG 36



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research, development and related engineering expenses are net of funding received from outside parties under various development agreements. Such funding is typically payable upon the attainment of one or more development milestones which are specified in the agreement. Neither the spending, nor the recognition of the funding related to the development milestones is ratable over the term of the agreements. During prior years, the majority of development funding has been received by SVGL from SEMATECH. In fiscal 1997, the funding was primarily related to agreements between the Company and certain customers for the development of a 193 nanometer Micrascan system. (See "SVG Lithography Systems, Inc. (SVGL)".)

Research, development and related engineering expenses (R&D) were $73,901,000 (12% of net sales) during fiscal 1997, compared to $66,974,000 (11% of net sales) during fiscal 1996. Such R&D amounts are net of funding recognized under joint development agreements of $7,968,000 and $4,994,000 during fiscal 1997 and fiscal 1996, respectively. The increase in fiscal 1997 R&D was primarily due to multiple lithography development programs, efforts in all of the product groups to design equipment capable of processing the next generation 300mm wafers and Track's 200-APS program.

During the second half of calendar 1996, the Company sold approximately $20,000,000 in product to Submicron Technology PLC ("SMT"), a newly established semiconductor foundry in Thailand. SMT paid the Company approximately $14,000,000 before encountering severe financial difficulties. During the third quarter of fiscal 1997, the Company determined that the remaining receivable from SMT was uncollectible and recorded a bad debt loss of $6,000,000. In connection with the sale to SMT, the Company had accrued costs of approximately $2,000,000 for the installation and warranty of the systems sold to SMT, but had yet to commence such efforts. These accrued costs were reversed at the time the bad debt loss was recognized, resulting in a net effect on the Company's fiscal 1997 operating results of approximately $4,000,000 (the "SMT Charge").

During fiscal 1997, marketing, general and administrative expenses (MG&A), which included the SMT Charge, were $130,788,000 (22% of net sales), significantly above fiscal 1996 MG&A of $115,827,000 (18% of net sales). In addition to the SMT Charge, the year to year increase in MG&A was due in part to the expansion of the Company's sales and marketing functions, increased personnel and operating expenditures related to SVGL's technical customer training, support and administrative functions, and the amortization of certain prepaid royalties related to a transaction with IBM which is discussed below. Additionally, increases in certain costs related to SVGL's higher fiscal 1997 shipping levels were offset by year to year reductions in similar costs at Track and Thermco as a result of lower fiscal 1997 shipments. In comparison to the preceding fiscal year, MG&A was higher as a percentage of net sales due to the combined effect of increased expenditures and lower net sales during fiscal 1997.

Under the terms of a research and development agreement, SVGL owed IBM certain royalties based on future operating results. During the second quarter of fiscal 1997, the Company satisfied its obligation, recognized an expense of $32,582,000, which represented royalties related to products currently under development, and recorded a prepayment of $5,418,000, which represented royalties related to existing products which are being amortized through fiscal 2000, in proportion to the related product sales.

                                                                          SVG 37



For fiscal 1997, the Company had an operating loss of $7,531,000, compared to operating income of $85,491,000 during fiscal 1996. In comparison to the preceding year, the fiscal 1997 operating loss was the result of lower gross margins on lower net sales, higher operating expenses and the royalty settlement discussed above. Without giving effect to the royalty settlement discussed above, the Company would have had operating income for fiscal 1997 of $25,051,000.

Interest and other income was $10,633,000 during fiscal 1997 compared to $13,330,000 for fiscal 1996. Compared to the preceding fiscal year, the decrease in fiscal 1997 interest and other income was primarily the result of a significantly greater percentage of the Company's investment portfolio consisting of tax-free and tax-advantaged instruments, which have lower pre-tax yields than taxable instruments, and lower cash balances available for investment. The Company invests in tax-free and tax-advantaged instruments when the after-tax yields on such instruments exceed those on taxable instruments.

Interest expense was $710,000 in fiscal 1997, an increase over fiscal 1996 interest expense of $437,000. The increased fiscal 1997 expense was the result of interest paid on a $6,500,000 loan from the Connecticut Development Authority in February 1997. (See "Liquidity and Capital Resources".)

The Company recorded a 34% provision for income taxes for fiscal 1997, compared to a 35% provision for fiscal 1996. Variations in the Company's effective tax rate relate primarily to changes in the geographic distribution of its pretax income. (See Note 11 to the Consolidated Financial Statements.)

The minority interest represented that share of SVGL's operating results which were attributable to its minority stockholder, IBM. In March 1997, the Company purchased IBM's interest in SVGL for $3,000,000. The Company now accounts for SVGL as a wholly-owned subsidiary and there is no longer a minority interest. In fiscal 1997, minority interest was recorded from the beginning of the fiscal year through the date the Company purchased IBM's interest and represented a reduction from income of $92,000. For fiscal 1996, minority interest represented a $726,000 reduction from income.

Net income for fiscal 1997 was $1,487,000 ($0.05 per share), compared to net income of $63,221,000 ($2.07 per share) for fiscal 1996.

FISCAL 1996
COMPARED TO
FISCAL 1995

During fiscal 1996, the Company's net sales of $639,928,000 were 39% higher than fiscal 1995 net sales of $462,032,000. Each of the Company's product groups, SVGL, Track and Thermco, experienced sales increases over the preceding fiscal year, with the most significant increases resulting from increased shipments of SVGL's Micrascan photolithography systems and Track's photoresist processing systems.

During fiscal 1996, the Company had bookings of $643,078,000 (which represented a book to bill ratio of 1.00 to 1), approximately level with fiscal 1995 bookings of $644,352,000 (which represented a book to bill ratio of 1.39 to 1). At September 30, 1996 the Company had a backlog of $394,589,000 compared to $391,439,000 at September 30, 1995. At September 30, 1996, the backlog included orders for 38 Micrascan photolithography systems. In addition to the systems included in backlog, SVGL had orders for

SVG 38



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


18 Micrascan photolithography systems which had scheduled delivery dates outside the twelve month backlog window, including orders for seven advanced technology 193 nanometer systems currently under development.

During fiscal 1996, the Company's gross margin was 42%, compared to a gross margin of 40% in fiscal 1995. The increased gross margin was primarily the result of increased manufacturing volumes and efficiencies related to SVGL's Micrascan photolithography systems, and a higher percentage of the Company's sales consisting of Track systems, which are typically the Company's highest gross margin products.

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

During fiscal 1996, marketing, general and administrative expenses (MG&A) were $115,827,000 (18% of net sales) versus $90,859,000 (20% of net sales) during fiscal 1995. The year to year increase was primarily due to costs related to the higher level of shipments. Compared to the year-earlier period, the decrease in MG&A as a percentage of sales was due to the significant year to year sales growth.

Operating income was $85,491,000 during fiscal 1996 compared to operating income of $52,389,000 during fiscal 1995. The increase in fiscal 1996 operating income compared to the preceding fiscal year was the result of improved gross margins on higher sales offset in part by increased operating expenses.

Interest and other income was $13,330,000 during fiscal 1996, significantly above the fiscal 1995 total of $9,465,000, principally due to interest earned on higher fiscal 1996 average cash balances, the result of the proceeds from underwritten public offerings of the Company's Common Stock in October and March 1995 being available for investment during all of fiscal 1996. The increase was offset in part by a reduction in royalty income from fiscal 1995 to fiscal 1996.

Interest expense was not significant during either fiscal 1996 or fiscal 1995.

During fiscal 1996, the Company recorded a 35% provision for income taxes compared to a 36% provision for fiscal 1995. Variations in the Company's effective tax rate relate primarily to changes in the geographic distribution of its pretax income.

The minority interest represents that share of SVGL's operating results attributable to IBM, its minority stockholder. During fiscal 1996 and fiscal 1995, the reductions for minority interest were $726,000 and $194,000, respectively. In comparison to the preceding fiscal year, the increased reduction for minority interest reflects the year to year improvement in SVGL's profitability.

                                                                          SVG 39



The Company's fiscal 1996 net income was $63,221,000 ($2.07 per share), compared to fiscal 1995 net income of $38,995,000 ($1.57 per share). The weighted average number of common and common equivalent shares outstanding used in the per share computations for fiscal years 1996 and 1995 were 30,554,000 and 24,850,000, respectively. The significant increase in the average outstanding shares was primarily due to the sale of 4,025,000 shares of Common Stock in an underwritten public offering in October 1995, and the effect of significant Common Stock issuances during the second quarter of fiscal 1995. (See Note 12 to the Consolidated Financial Statements.)

RISKS INHERENT IN
THE COMPANY'S
BUSINESS


Fluctuations in Quarterly Results. The Company has, at times during its existence, experienced quarterly fluctuations in its operating results. Due to the relatively small number of systems sold during each fiscal quarter and the relatively high revenue per system, customer order rescheduling or cancellations, or production or shipping delays can significantly effect quarterly revenues and profitability. The Company has experienced, and may again experience, quarters during which a substantial portion of the Company's net sales are realized near the end of the quarter.* Accordingly, shipments scheduled near the end of a quarter which are delayed for any reason can cause quarterly net sales to fall short of anticipated levels. Since most of the Company's expenses are fixed in the short term, such shortfalls in net sales could have an adverse effect on the Company's business and results of operations.* The Company's operating results may also vary from quarter to quarter based upon numerous factors including the timing of new product introductions, product mix, level of sales, the relative proportion of domestic and international sales, activities of competitors, acquisitions, international events, and difficulties obtaining materials or components on a timely basis.* In light of these factors, the Company may again experience variability in its quarterly operating results.*

Rapid Technological Change; Dependence on New Product Development. Semiconductor manufacturing equipment and processes are subject to rapid technological change. The Company believes that its future success will depend upon its ability to continue to enhance its existing products and their process capabilities and to develop and manufacture new products with improved process capabilities that enable semiconductor manufacturers to fabricate semiconductors more efficiently.* The Company is developing products capable of processing 300mm wafers to enable advanced semiconductor manufacturers to progress from the current 200mm wafer standard.* Failure to successfully introduce these or any other new products in a timely manner could result in the loss of competitive position and could reduce sales of existing products.* In addition, new product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and increase the potential for a decline in orders of existing products, particularly if new products are delayed.*

From time-to-time, the Company has experienced delays in the introduction of its products and product enhancements due to technical, manufacturing and other difficulties and may experience similar delays in the future.* For example, during fiscal 1996, the Company announced a new Track product, the 200-APS. Initial shipments of the 200-APS were scheduled to commence during the second quarter of fiscal 1997, but have been delayed by approximately twelve months.* There can be no assurance that the Company will not experience manufacturing problems as a result of instability of the design of either the hardware

SVG 40


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


or software elements of the new technology, or be able to efficiently manufacture the 200-APS or other products.* These issues could result in product delivery delays and a subsequent loss of future sales.* Semiconductor manufacturers tend to select either a single supplier or a primary supplier for a certain type of equipment. The Company believes that prolonged delays in delivering initial quantities of newly developed products to multiple customers, whether due to the protracted release of product from engineering into manufacturing or due to manufacturing difficulties, could result in semiconductor manufacturers electing to install competitive equipment in their fabrication facilities and could preclude industry acceptance of the Company's products.* Therefore, the Company's inability to effect the timely production of new products or any failure of these products to achieve market acceptance could have a material adverse effect on the Company's business and results of operations.*

Historically, the unit cost of the Company's products has been the highest when they are newly introduced into production and cost reductions have come over time through engineering improvements, economies of scale and improvements in the manufacturing process.* As a result, new products have, at times, had an unfavorable impact on the Company's gross margins and results of operations. There can be no assurance that the initial shipments of new products will not have an adverse effect on the Company's profitability or that the Company will be able to attain design improvements, manufacturing efficiencies or manufacturing process improvements over time.* Further, the potential unfavorable effect of newly introduced products on profitability can be exacerbated when there is intense price competition in the marketplace.*

SVG Lithography Systems, Inc. (SVGL)

SVGL -- Uncertain Market for Micrascan Products. The Company believes that the photolithography exposure equipment market is one of the largest segments of the semiconductor processing equipment industry.* To address this market, the Company has invested and expects to continue to invest substantial resources in SVGL's Micrascan technology and its family of Micrascan deep ultraviolet ("Deep UV") step and scan photolithography systems, capable of producing line widths of
 .25 microns and below. The development of a market for the Company's Micrascan step and scan photolithography products will be highly dependent on the continued trend towards finer line widths in integrated circuits and the ability of other lithography manufacturers to keep pace with this trend through either enhanced technologies or improved processes. Lithography manufacturers have been successful in extending the capability of I-Line steppers which have been utilized in the fabrication of complex semiconductor devices with line widths of less than 0.5 micron, such as 64 megabit DRAMs. The Company believes Deep UV lithography will be required to fabricate devices with line widths below 0.3 micron.* Semiconductor manufacturers can purchase Deep UV steppers to produce product at .25 micron line widths. However, the Company believes that as devices increase in complexity and size and require finer line widths, the technical advantages of Deep UV step and scan systems as compared to Deep UV steppers will enable semiconductor manufacturers to achieve finer line widths, improved dimension control and higher yields of faster devices.* The Company also believes that the transition to Deep UV step and scan systems will accelerate in calendar 1998 and that advanced semiconductor manufacturers are beginning to require volume quantities of production equipment as advanced

                                                                          SVG 41



as the current and pending versions of Micrascan.* Currently, competitive Deep UV step and scan equipment capable of producing .25 micron line widths is available in limited quantities from two competitors, and the Company believes that at least one other manufacturer of advanced photolithography systems will begin initial shipments of step and scan machines in the near future.* There can be no assurance that the Company will be successful in competing with such systems.* Further, if manufacturers of I-Line or Deep UV steppers are able to further enhance existing technology to achieve finer line widths sufficiently to erode the competitive and technological advantages of Deep UV step and scan systems, demand for the Micrascan technology may not develop as the Company expects.*

The Company believes that advanced logic devices and DRAMs will require increasingly finer line widths.* Consequently, SVGL must continue to develop advanced technology equipment capable of meeting its customers' current and future requirements while offering those customers a progressively lower cost of ownership.* In particular, the Company believes that it must continue its development of future systems capable of printing line widths finer than .25 micron and processing 300mm wafers.*

SVGL -- Need to Increase Manufacturing Capacity and System Output. The Company believes that its ability to supply systems in volume will be a major factor in customer decisions to commit to the Micrascan technology.* Based upon its forecast of continued high growth in demand for photolithography equipment and potential future demand for advanced lithography products, the Company is increasing SVGL's production capacity under an extremely aggressive expansion schedule. In August 1996, as part of this expansion, the Company purchased from The Perkin-Elmer Corporation a 243,000 square foot facility occupied by SVGL in Wilton, Connecticut and an additional 201,000 square foot building, which SVGL now occupies, in Ridgefield, Connecticut. During fiscal 1997, the Company has invested in significant further capital improvements related to the buildings purchased and the equipment required to expand the production capabilities of SVGL.* In addition to the timely construction and equipping of facilities, successful completion of this expansion will require the recruitment, training and retention of a high quality workforce, and the achievement of satisfactory manufacturing results on a scale greater than SVGL has attempted in the past. There can be no assurance that the Company can manage these efforts successfully. Any failure to manage such efforts could result in product delivery delays and a subsequent loss of future revenues. In particular, the Company believes that protracted delays in delivering quantities of Micrascan products could result in semiconductor manufacturers electing to install competitive equipment in their advanced fabrication facilities, which could impede acceptance of the Micrascan products on an industry-wide basis. In addition, the Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase commensurately.

The time required to build a Micrascan system is significant. If SVGL is to be successful in supplying increased quantities of Micrascan systems, it will not only need to be able to build more systems, it will need to build them faster.* SVGL will require additional trained personnel and additional raw materials and components, as well as improved manufacturing and testing techniques to both facilitate volume and shorten manufacturing cycle time.* To that end, SVGL is continuing to develop its vendor supply

SVG 42


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


infrastructure, increase its staffing levels and implement manufacturing improvements to meet anticipated shipment volumes for 1998 and beyond.* Additionally, the Company must continue increasing its field service and technical support organization staffing and infrastructure to support the anticipated customer requirements. There can be no assurance that the Company will not experience manufacturing difficulties or encounter problems in its attempt to increase production and upgrade or expand existing operations.

One of the most critical components of the Micrascan systems are the projection optics, which are primarily manufactured by SVGL. As part of its overall investment in capacity, the Company is increasing SVGL's optical manufacturing floorspace, procuring metrology equipment, and in some instances fabricating test stands. The Company believes that in order for SVGL to attain it goals, it must successfully reduce the cycle times required to build projection optics and increase the optical manufacturing output.*

On November 26, 1997, the Company acquired Tinsley Laboratories, Inc. ("TLI"). (See "Liquidity and Capital Resources".) TLI designs, manufactures and sells precision optical components, assemblies and systems to customers in a variety of industries and research endeavors. A primary reason for the acquisition was TLI's technology and expertise relating to aspherical lenses, a key component of SVGL's photolithography products, and to have TLI commence fabrication of non-aspherical lenses which are currently produced by SVGL.* There can be no assurance that such technology is scalable, or that such expertise can be transferred without substantial time or expense, if at all. The inability of SVGL to transfer this production technology for use in processes of a substantially larger scale could have a material adverse effect on the Company's ability to realize any significant benefits from the acquisition of TLI.

The Company believes that protracted delays in delivering quantities of both current and future generations of Micrascan products to multiple customers could result in semiconductor manufacturers electing to install competitive equipment in their advanced fabrication facilities, and could preclude industry acceptance of the Micrascan technology and products.* In addition, the Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity and field service and technical support activities if net sales do not increase commensurately.*

SVGL -- Sole Source Materials and Components. The raw material for a proprietary component of the optical system for the Micrascan is available from only one supplier and SVGL's projected demand will require that supplier to expand its capacity. The supplier has committed to expand its capacity to meet SVGL's projected requirements in exchange for a long-term, non-cancelable supply agreement. The agreement specifies quantities of material that increase over time and the supplier is obligated to create and store certain defined quantities of safety stock. Additionally, a version of the Company's Micrascan III photolithography system utilizes an Excimer laser manufactured in volume by only one supplier. There can be no assurance that either supplier will be able to supply the quantities of material required by SVGL. If either supplier was unable to meet its commitments, SVGL would be unable to manufacture the quantity of systems required to meet the anticipated future demand, which would have a material adverse effect on the Company's business and results of operations. SVGL is currently working to qualify an additional source of lasers for its current and future versions of Micrascan systems. There can be no assurance that these efforts will be successful.

                                                                          SVG 43



SVGL -- Research and Development Funding. Historically, the Company has depended on external funding to assist in the high cost of development in its photolithography operation. During fiscal 1996, the Company entered into agreements with certain customers (the "Participants") whereby each agreed to assist in funding the Company's development of an advanced technology 193 nanometer Micrascan system. In exchange for such funding, each Participant received the right to purchase one such system and, in addition, received a right of first refusal (ratable among such Participants) to all such machines manufactured during the first two years following the initial system shipments. For each initial system ordered, each Participant agreed to fund $5,000,000 in such development costs. The agreements call for each Participant to pay $1,000,000 of initial development funding and four subsequent payments of $1,000,000 upon the completion of certain development milestones. The Participants may withdraw from the development program without penalty, but payments made against completed development milestones are not refundable and all preferential rights to future equipment are forfeited. At September 30, 1997, the Company had received $16,000,000 in funding from six Participants, of which $8,085,000 had been recognized and offset against research and development expenditures. In March 1997, one participant withdrew from the program. There can be no assurances that the other Participants will remain in the program.* In the event that the Company does not receive the funding anticipated under the agreements, it would be required to replace the shortfall from its own funds or other sources. If the Company were required to use its own funds, its research and development expenses would increase and its operating income would be reduced correspondingly. The agreements with the Participants stipulate that if the Company receives funding for the development program in excess of $25,000,000, it will issue, ratably to the Participants, credits totaling such excess in the form of a cash discount which can be applied to the purchase of additional systems by each Participant. There is no assurance that the Company will receive all funding which it currently anticipates or that it will be able to obtain future outside funding beyond that which it is currently receiving.

SVGL -- Market Penetration. The Company believes that for SVGL to succeed in the long term, it must sell its Micrascan products on a global basis. The Japanese market (including fabrication plants operated outside Japan by Japanese semiconductor manufacturers) and the Korean market represent a substantial portion of the overall market for photolithography exposure equipment. To date, the Company has not been successful penetrating either of these markets. Recent economic downturns in many Asian economies, including Japan and Korea, may also adversely effect the Company's ability to penetrate such markets.*

SVGL -- Future Profitability. While the recent volume of orders for Micrascan systems has been encouraging, they are not necessarily indicative of industry-wide acceptance of the Micrascan technology. If SVGL is to attain its objective of being a volume supplier of advanced photolithography systems, the Company believes that it must expand its customer base to include additional customers from whom it secures and successfully fulfills orders for production-quantities of Micrascan systems.* Although SVGL is profitable, the Company believes that as a result of costs associated with the continued development of the Micrascan technology, the expansion of SVGL's manufacturing capacity, the related increase in manpower and customer support, and the potential difficulties inherent in manufacturing initial quantities of the .25 micron and sub-.25 micron Micrascan systems, in particular the projection optics required for these systems, there can be no assurance that SVGL will be able to operate profitably in the future.*

SVG 44



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND
CAPITAL RESOURCES

At September 30, 1997, cash and cash equivalents and temporary investments totaled $206,480,000, down $55,581,000 from the September 30, 1996 balance of $262,061,000. This decrease was primarily due to purchases of property and equipment to facilitate the expansion of SVGL's manufacturing capacity and was offset in part by cash generated from operations, sales of Common Stock under employee stock option and stock purchase plans and the proceeds of a loan discussed below.

On February 28, 1997, the Company received a $6,500,000 loan from the Connecticut Development Authority. The loan has a ten year term, bears interest at 8.25% and is secured by the Company's Wilton, Connecticut facility which houses certain operations of SVGL.

In July 1996, the Board of Directors (the "Board") authorized the Company to institute a stock repurchase program (the "Program") whereby up to 5,000,000 shares of its Common Stock could have been purchased in the open market. In September 1997, the Board rescinded the Program. No Common Stock was purchased under the Program.

On November 26, 1997, the Company acquired Tinsley Laboratories, Inc. ("TLI") in exchange for approximately 1,091,000 shares of Company Common Stock. TLI designs, manufactures and sells precision optical components, assemblies and systems to customers in a variety of industries and research endeavors. The transaction is being accounted for as a pooling of interests for financial reporting purposes and is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.*

The Company has a $75,000,000 unsecured revolving bank credit facility. Advances under the facility bear interest at either the U.S. prime rate or the LIBOR rate plus 1%. In December 1997, the term of the credit facility was extended an additional year to December 2000. At December 29, 1997, there were no borrowings outstanding under the facility.

The Company believes that it has sufficient working capital and available bank credit to sustain operations and provide for the expansion of its business for the foreseeable future.*