Form 10-K, Exhibit 13
period 1998-09-30
SILICON VALLEY GROUP INC
filed 1998-12-30
CIK 712752

                                                                    EXHIBIT 13.1
CONSOLIDATED BALANCE SHEETS


September 30 (in thousands, except share and per share amounts)           1997                 1998
-----------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and equivalents                                                 $129,689             $ 121,575
  Temporary investments                                                  76,972                28,425
  Accounts receivable (net of allowance for doubtful
   accounts of $6,794 and $8,232 respectively)                          145,794               121,562
  Refundable income taxes                                                    --                15,000
  Inventories                                                           228,453               212,975
  Prepaid expenses and other assets                                       7,507                 7,485
  Deferred taxes                                                          5,590                22,740

                                                                       ------------------------------

  Total current assets                                                  594,005               529,762
Property and equipment, net                                             150,985               191,022
Deposits and other assets                                                 6,614                 6,070
Intangible assets, net                                                    4,413                 3,736

                                                                       ------------------------------

Total                                                                  $756,017             $ 730,590

                                                                       ------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                     $ 43,707              $ 25,346
  Accrued liabilities                                                   127,449               130,532
  Current portion of long term debt                                       1,848                   640
  Income taxes payable                                                      515                 1,284

                                                                       ------------------------------

  Total current liabilities                                             173,519               157,802
Long term debt                                                            6,515                 5,865
Deferred and other liabilities                                            2,873                 5,393
Commitments (See Notes 8, 12 and 13)                                         --                    --
Stockholders' Equity:
  Convertible Redeemable Preferred Stock--$0.01 par value,
   shares authorized: 1,000,000; none outstanding                            --                    --
  Common Stock--$0.01 par value, shares authorized:
   100,000,000; shares outstanding: 1997: 32,272,342;
   1998: 32,696,394                                                     399,663               404,462
Retained earnings                                                       173,961               160,384
Minimum pension liability                                                  (274)                 (274)
Cumulative translation adjustment                                          (240)               (3,042)

                                                                       ------------------------------

  Stockholders' equity                                                  573,110               561,530

                                                                       ------------------------------

Total                                                                  $756,017              $730,590

-----------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended September 30
(in thousands, except per share amounts)          1996              1997              1998
------------------------------------------------------------------------------------------
Net sales                                    $ 657,337         $ 614,226         $ 608,625
Cost of sales
  Cost of net sales                            383,715           378,114           389,279
  Restructuring charges                             --                --            19,117

                                             ---------------------------------------------

Gross profit                                   273,622           236,112           200,229

Operating expenses:
  Research, development and related
   engineering                                  67,323            74,311            87,272
  Marketing, general and administrative        119,238           134,642           130,615
  Settlement of royalty obligation                  --            32,582                --
  Restructuring and related charges                 --                --            14,563

                                             ---------------------------------------------

Operating income (loss)                         87,061            (5,423)          (32,221)
Interest and other income                       13,504            10,639             6,082
Interest expense                                  (756)           (1,018)           (1,018)

                                             ---------------------------------------------

Income (loss) before income taxes and
 minority interest                              99,809             4,198           (27,157)
Provision (benefit) for income taxes            34,984             1,514           (13,580)
Minority interest                                  726                92                --

                                             ---------------------------------------------

Net income (loss)                            $  64,099         $   2,592         $ (13,577)

                                             ---------------------------------------------

Net income (loss) per share--basic           $    2.09         $    0.08         $   (0.42)

                                             ---------------------------------------------

Shares used in per share
 computations--basic                            30,657            31,635            32,438

                                             ---------------------------------------------

Net income (loss) per share--diluted         $    2.06         $    0.08         $   (0.42)

                                             ---------------------------------------------


Shares used in per share
 computations--diluted                          31,122            32,414            32,438

                                             ---------------------------------------------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  Common Stock                            Minimum       Cumulative
                                          -------------------------       Retained        Pension       Translation
(in thousands except shares)                Shares           Amount       Earnings       Liability       Adjustment          Total
-----------------------------------------------------------------------------------------------------------------------------------


Balances, September 30, 1995             26,244,853     $   251,024     $   107,718     $      (128)    $        --     $   358,614


Sale of Common Stock,
 net of issuance costs                    4,025,000         126,196                                                         126,196
Warrants exercised, net                     701,923                                                                              --
Stock options exercised                     115,194             883                                                             883
Employee stock purchase plan                112,178             954                                                             954
Tax benefit of stock option transactions                        496                                                             496
Net income                                                                   64,099                                          64,099

-----------------------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1996             31,199,148         379,553         171,817            (128)             --         551,242


Stock issued in settlement of
 royalty obligation                         489,296           9,994                                                           9,994
Stock options exercised                     372,464           3,853                                                           3,853
Employee stock purchase plan                216,709           3,753                                                           3,753
Tax benefit of stock option
 transactions                                                 2,532                                                           2,532
Cumulative translation
 adjustment                                                                                                    (240)           (240)
Pension liability                                                                              (146)                           (146)
Adjustment to conform TLI
 fiscal year                                 (5,275)            (22)           (448)                                           (470)
Net income                                                                    2,592                                           2,592

-----------------------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1997             32,272,342         399,663         173,961            (274)           (240)        573,110


Stock options exercised                     158,254             866                                                             866
Employee stock purchase plan                265,798           3,196                                                           3,196
Tax benefit of stock option
 transactions                                                   737                                                             737
Cumulative translation
 adjustment                                                                                                  (2,802)         (2,802)
Net loss                                                                    (13,577)                                        (13,577)

-----------------------------------------------------------------------------------------------------------------------------------

Balances, September 30, 1998             32,696,394     $   404,462     $   160,384     $      (274)    $    (3,042)    $   561,530

-----------------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years Ended September 30 (in thousands)                1996            1997             1998
--------------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
  Net income (loss)                                $  64,099       $   2,592       $ (13,577)
  Reconciliation to net cash provided by
   operating activities:
    Depreciation and amortization                     13,875          27,605          39,171
    Settlement of royalty obligation                      --          27,582              --
    Amortization of intangibles                          377             751             848
    Deferred income taxes                             (5,562)            948         (17,150)
    Adjustment to conform TLI fiscal year                 --            (470)             --
    Minority interest                                    726              92              --
    Changes in assets and liabilities:
      Accounts receivable                            (28,729)        (14,250)         24,232
      Refundable income taxes                             --              --         (15,000)
      Inventories                                    (59,177)        (13,249)         15,478
      Prepaid expenses                                   145            (120)             22
      Deposits and other assets                         (278)         (1,159)            373
      Accounts payable                                (4,514)          7,481         (18,361)
      Accrued liabilities                             38,519          (9,204)          5,617
      Income taxes payable                             4,596          (3,416)            769
      Minimum pension liability                           --            (146)             --

--------------------------------------------------------------------------------------------

  Net cash provided by operating activities           23,589          25,037          22,422

--------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
  Purchases of temporary investments,
   held to maturity                                  (88,647)             --              --
  Purchases of temporary investments,
   available for sale                                (43,220)       (109,872)        (10,190)
  Maturities of temporary investments,
   held to maturity                                  102,380              --              --
  Maturities of temporary investments,
   available for sale                                     --          76,120          58,737
  Purchases of property and equipment                (68,836)        (89,932)        (79,208)
  Purchase of minority interest in subsidiary             --          (3,000)             --

--------------------------------------------------------------------------------------------

  Net cash used for investing activities             (98,323)       (126,684)        (30,661)

--------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
  Sale of Common Stock                               128,033           7,332           4,799
  Proceeds from borrowing                                599           6,462             250
  Repayment of debt                                   (1,285)         (1,406)         (2,108)

--------------------------------------------------------------------------------------------

  Net cash provided by financing activities          127,347          12,388           2,941

--------------------------------------------------------------------------------------------

Effect of Exchange Rate Changes on Cash                 (177)           (839)         (2,816)

--------------------------------------------------------------------------------------------

Increase (decrease) in cash and equivalents           52,436         (90,098)         (8,114)
Cash and equivalents:
  Beginning of year                                  167,351         219,787         129,689

--------------------------------------------------------------------------------------------

  End of year                                      $ 219,787       $ 129,689       $ 121,575

--------------------------------------------------------------------------------------------

Non-Cash Investing and Financing Activities:
  Common Stock issued in settlement of
   royalty obligation                              $      --       $   9,994       $      --

--------------------------------------------------------------------------------------------

  Tax benefit of stock option transactions         $     496       $   2,532       $     737

--------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS. The Company designs, manufactures and markets semiconductor wafer processing equipment used in the fabrication of integrated circuits.

CERTAIN RISKS AND UNCERTAINTIES. The semiconductor industry is highly cyclical and has, historically, experienced periodic downturns that have had a severe effect on the industry's demand for semiconductor wafer processing equipment. An extension of the current downturn or future such downturns are likely to have an adverse effect on the Company's results of operations.

The Company relies on a limited number of major customers for a substantial percentage of its net sales. The loss of or any substantial reduction or rescheduling of orders by any such customer could adversely affect the Company's business and results of operations.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. The Company places its cash equivalents and temporary investments in high-grade instruments, which it places for safe keeping with high-quality financial institutions. Further, by policy, it limits the amount of credit exposure with any one counterparty and the amount of total investment through any one financial institution or in any one type of investment.

The Company sells its systems to both domestic and international semiconductor manufacturers. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly assesses those estimates and, while actual results may differ, management believes that the estimates are reasonable.

PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, after elimination of intercompany transactions and balances.

The functional currency for the majority of the Company's subsidiaries is the U.S. dollar, and for such subsidiaries, foreign exchange gains and losses are included in net income and were not significant in any of the periods presented. For two subsidiaries, the functional currency is the local currency, and for these subsidiaries, remeasurement gains and losses are included in a separate component of stockholders' equity. Certain receivables from two subsidiaries have been classified as long term and the cumulative translation adjustments related to these receivables are presented as a separate component of stockholders' equity.

CASH EQUIVALENTS. Cash and cash equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less. Cash and cash equivalents are stated at cost, plus any accrued interest, which approximates market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TEMPORARY INVESTMENTS. Temporary investments in debt and equity securities are classified as available for sale and measured at fair value. Material unrealized gains and losses, net of tax, are recorded as a separate component of stockholders' equity until realized. There were no significant differences between amortized cost and fair market value for investments, individually or in the aggregate, at either September 30, 1997 or 1998. Any gains or losses on sales of investments are computed by specific identification. No investments were sold in 1996, 1997 or 1998.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT. For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

                                                                Years
-------------------------------------------------------------------------------
Land improvements                                                15
Buildings and improvements                                       40
Machinery and equipment                                        3 to 10
Furniture and fixtures                                         3 to 10
Leasehold improvements                                       Lease term

-------------------------------------------------------------------------------


INTANGIBLE ASSETS. Intangible assets are amortized on a straight-line basis over their estimated lives as follows: goodwill, twenty-five years; purchased technology, six years.

REVENUE RECOGNITION. The Company recognizes revenue when the buyer accepts and takes title to the equipment, generally upon shipment. Product warranty costs are accrued in the period that sales are recognized. During the second half of fiscal 1998, the Company recognized approximately $58,000,000 of net sales to two customers who accepted and took title to the related equipment, and agreed to normal payment terms, but requested that the Company store the equipment until predetermined shipment dates. At September 30, 1998, the Company was storing a total of $53,000,000 of such equipment with shipment dates ranging through July 1999.

RESEARCH, DEVELOPMENT AND RELATED ENGINEERING. Research, development and related engineering costs are expensed as incurred. Funds received under certain development funding arrangements are recorded as a reduction to such expenses as earned. The Company's products include certain software applications that are integral to the operation of the product. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility of the software and/or development of the related hardware (See Note 13).

NET INCOME (LOSS) PER SHARE. Effective October 1, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share"
(EPS), which requires a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income or loss by the weighted average common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if other dilutive potential common shares were exercised or converted into Common Stock.

For fiscal 1998, net loss per share was calculated using only the weighted average number of common shares outstanding as the addition of potential common shares would have been anti-dilutive. For fiscal 1996 and 1997, the difference between the shares used in the computation of basic and diluted EPS results from the inclusion of stock warrants and stock options issued to employees under employee stock plans.

EMPLOYEE STOCK PLANS. The Company accounts for its stock option and employee stock purchase plans in accordance with the provisions of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply the provisions of APB No. 25 for purposes of determining net income or loss and has adopted the pro forma disclosure requirements of SFAS No. 123 effective October 1, 1996 (see Note 11).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements; and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a Company's business segments and related disclosures about its products, services, geographic areas and major customers. Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of the new standards will not have a material effect on the financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for derivatives used for hedging activities. It requires that all derivatives be recognized either as an asset or liability, be measured at fair value and that the results of such measurement be included either in the income statement or in stockholders' equity, depending on the nature of the transaction. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company believes that the application of SFAS No. 133 will not have a material effect on the Company's financial statements.

RECLASSIFICATIONS. Certain reclassifications have been made to the prior years' Consolidated Financial Statements to conform to the fiscal 1998 presentation.

FISCAL YEAR. The Company uses a 52-53 week fiscal year ending on the Friday closest to September 30. The accompanying financial statements have been shown as ending on September 30. Fiscal 1996 included 52 weeks, fiscal 1997 included 53 weeks and fiscal 1998 included 52 weeks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. TEMPORARY INVESTMENTS

Temporary investments at September 30 are comprised of the following:

(in thousands)                                        1997            1998
--------------------------------------------------------------------------
Municipal bonds                                    $74,971         $25,425
Municipal notes                                      2,001              --
Auction rate preferreds                                 --           3,000

--------------------------------------------------------------------------

Total                                              $76,972         $28,425

--------------------------------------------------------------------------

All of the Company's temporary investments at September 30, 1998, mature within one year.

NOTE 3. BALANCE SHEET COMPONENTS

September 30 (in thousands)                           1997            1998
--------------------------------------------------------------------------
Inventories:
  Raw materials                                  $  92,660       $ 103,738
  Work-in-process                                  128,662         103,362
  Finished goods                                     7,131           5,875

--------------------------------------------------------------------------

Total                                            $ 228,453       $ 212,975

--------------------------------------------------------------------------

Property and equipment:
  Land and improvements                          $  11,494       $  11,494
  Buildings and improvements                        45,470          74,822
  Machinery and equipment                          137,872         172,584
  Furniture and fixtures                            28,899          36,114
  Leasehold improvements                            24,360          24,220

--------------------------------------------------------------------------

  Total                                            248,095         319,234
  Accumulated depreciation and amortization        (97,110)       (128,212)

--------------------------------------------------------------------------

  Property and equipment, net                    $ 150,985       $ 191,022

--------------------------------------------------------------------------

Intangible assets:
  Goodwill                                       $   6,019       $   6,019
  Purchased technology                               1,000           1,000

--------------------------------------------------------------------------

                                                     7,019           7,019
  Accumulated amortization                          (2,606)         (3,283)

--------------------------------------------------------------------------

  Total                                          $   4,413       $   3,736

--------------------------------------------------------------------------

Accrued liabilities:
  Compensation                                   $  30,917       $  28,792
  Product warranty                                  43,534          48,943
  Customer deposits and advances                    42,608          31,452
  Restructuring and related charges                     --           7,332
  Other                                             10,390          14,013

--------------------------------------------------------------------------

  Total                                          $ 127,449       $ 130,532

--------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. RESTRUCTURING AND RELATED CHARGES

During the fourth quarter of fiscal 1998, the Company recorded restructuring and related charges of $33,680,000. The charge includes costs of $28,521,000 resulting from the termination of the Company's previously announced 200-APS photoresist processing system (the "200-APS charge") and a provision of $5,159,000 for reductions in the Company's workforce that includes severance compensation and benefit costs for workforce reductions announced in July 1998 ($2,696,000) and September 1998 ($2,463,000). These workforce reductions were implemented in response to global weakness in the demand for semiconductor capital equipment as well as the decision to terminate the 200-APS product.

The 200-APS charge consisted of: the write-off of 200-APS inventory and purchase commitments, which has been classified as cost of sales; the write-off of fixed assets that were employed in the 200-APS effort; costs to fulfill obligations to customers utilizing 200-APS systems, including the cancellation of certain receivables and the support of such systems through fiscal 2000; and certain other costs related to exiting the 200-APS program.

Restructuring and related charges in fiscal 1998 (in thousands):

                                            200-APS
                                            Inventory
                            Severance     and Purchase      Fixed          Customer      Other Exit
                           and Benefits    Commitments      Assets        Obligations       Costs           Total
-----------------------------------------------------------------------------------------------------------------
Restructuring provision      $  5,159       $ 19,117       $  3,213       $  5,580       $    611       $ 33,680
Incurred to date               (2,153)       (17,285)        (3,213)        (3,287)          (410)       (26,348)

-----------------------------------------------------------------------------------------------------------------

Balance at
  September 30, 1998         $  3,006       $  1,832       $     --       $  2,293       $    201       $  7,332

-----------------------------------------------------------------------------------------------------------------


The Company expects that during fiscal 1999 it will make cash payments of approximately $6,832,000 related to the restructuring, with the remaining $500,000 in cash payments to occur in fiscal 2000. Substantially all employee terminations will be effective July 1999.


NOTE 5. SVG LITHOGRAPHY SYSTEMS, INC.

Through March 17, 1997, the Company owned 94% of SVG Lithography Systems, Inc.
(SVGL) and International Business Machines, Inc. (IBM) owned the remaining 6%. The minority interest reflected in the Consolidated Statement of Operations represented that share of SVGL's operating results which were attributable to IBM. On March 18, 1997, the Company purchased IBM's 6% interest in SVGL for $3,000,000. As a result, the Company now accounts for SVGL as a wholly-owned subsidiary.


NOTE 6. SETTLEMENT OF ROYALTY OBLIGATION

Under the terms of a research and development agreement, SVGL owed IBM certain royalties based on future operating results. On March 18, 1997, the Company satisfied this royalty obligation to IBM in exchange for $5,000,000 in cash, 489,296 shares of Common Stock valued at $10,000,000 and $23,000,000 in SVGL product. Of the $38,000,000 total, $32,582,000 related to products currently under development and was recognized as an expense in the second quarter of fiscal 1997, and $5,418,000 related to existing products and was recorded as a prepayment which is being amortized to expense through fiscal year 2000 in proportion to the related product sales. During fiscal 1996 the Company made royalty payments pertaining to this agreement of $2,370,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7. DEBT ARRANGEMENTS

On June 30, 1998, the Company entered into an unsecured $150,000,000 bank revolving line of credit agreement, which expires June 30, 2001. Advances under the line bear interest at the Prime Rate or 0.65% to 1.50% over LIBOR. The agreement includes covenants regarding liquidity, profitability, leverage, coverage of certain charges and minimum net worth and prohibits the payment of cash dividends. On October 23, 1998, certain of the covenants were amended, in part to allow for the Company's fourth quarter fiscal 1998 net loss. The Company is in compliance with the covenants as amended.

In February 1997, the Company received a $6,500,000 loan from the Connecticut Development Authority. The loan has a ten year term, bears interest at 8.25%, is secured by the Company's Wilton, Connecticut facility which houses certain operations of SVGL and had a remaining principal balance of $5,791,000 at September 30, 1998.

At September 30, 1998, TLI had outstanding, two loans and two special assessment bonds, which bear interest at rates between 8.5% and 12% with maturity dates through April 2007. At September 30, 1998, such instruments had an aggregate remaining principal balance of $714,000.

Interest payments were $624,000 in 1996, $488,000 in 1997 and $655,000 in 1998.


NOTE 8. EMPLOYEE BENEFIT PLANS

The Company's profit-sharing plan provides quarterly distributions to eligible employees as determined by the Board of Directors. Profit-sharing distributions were $7,235,000 in 1996, $1,172,000 in 1997 and $1,623,000 in 1998.

Under the Company's Cash or Deferred Profit Sharing Plan (401(k) Plan), the Company may make contributions, depending on the amount of the employee's contribution, up to a maximum of 3% of compensation. The Company's contributions were $2,999,000 in 1996, $3,135,000 in 1997 and $3,407,000 in 1998.

In February 1997, the Company adopted a non-qualified deferred compensation plan that allows a select group of management or highly compensated Employees and Directors to defer a portion of their salary, bonus and other benefits. The plan is unfunded and amounts due participants represent general obligations of the Company. The Company may credit additional amounts to participants' account balances, depending on the amount of the employee's contribution, up to a maximum of 5% of an employee's annual salary and bonus. In addition, interest is credited to the participants' account balances at 120% of the average Moody's corporate bond rate. For 1998, participants' accounts will be credited at 8.71%. Company contributions and related interest become 100% vested five years after the plan year in which the contribution was made. During fiscal 1997 and fiscal 1998, the Company's expense was $609,000 and $878,000, respectively, and at September 30, 1998, the Company's liability under the deferred compensation plan was $3,573,000.

Additionally, the Company assumed unfunded salary continuation agreements with certain key executives and employees of TLI. Under the terms of the agreement, the Company has agreed to pay certain fixed amounts over a ten year period after the employees reach the age of 65. Payments began vesting December 1990 and become fully vested only if the participants remain employed by the Company through the age of 65. The present value of these payments,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

calculated using a discount rate of 6%, is being charged ratably to expense over the vesting period. During fiscal 1996, 1997, and 1998 the Company had related expenses of $17,000, $32,000, and $14,000, respectively, and at September 30, 1998, the Company's liability under these agreements was $625,000.

At September 30, 1998, four officers of the Company had employment agreements that provide, in the event of disability, death, or termination meeting certain criteria, for severance payments based on a multiple of their then-current compensation. At September 30, 1998, the aggregate potential payments under these agreements would have been approximately $7,100,000.

The Company also assumed the defined benefit pension plan of Tinsley Laboratories, Inc. The plan had previously been terminated during 1995 and the Company is currently in the process of finalizing the termination process. At both September 30, 1997 and September 30, 1998, the Company had recorded a minimum pension liability of $274,000 within stockholders' equity, net of income taxes, which is based upon the excess of the estimated accumulated benefit obligation of $1,705,000 and $1,604,000, respectively, over the fair market value of plan assets (primarily money market funds) of $1,431,000 and $1,330,000, respectively. Upon finalization of the plan termination, the minimum pension liability will be charged to the statement of operations.


NOTE 9. INCOME TAXES

The provision for income taxes consists of (in thousands):

Years Ended September 30,     1996                 1997                 1998
----------------------------------------------------------------------------
Current:
  Federal                 $ 32,735             $ (1,218)            $    478
  State                      6,090                1,433                1,252
  Foreign                    1,721                  351                1,840

----------------------------------------------------------------------------

Total current               40,546                  566                3,570

----------------------------------------------------------------------------

Deferred:
  Federal                   (4,928)                (293)             (14,720)
  State                       (634)               1,241               (2,430)

----------------------------------------------------------------------------

Total Deferred              (5,562)                 948              (17,150)

----------------------------------------------------------------------------

                          $ 34,984             $  1,514             $(13,580)

----------------------------------------------------------------------------


Domestic and foreign income before income taxes and minority interest is as follows (in thousands):

Years Ended September 30,     1996                 1997                 1998
----------------------------------------------------------------------------
Domestic                  $ 95,186             $  3,898             $(30,925)
Foreign                      4,623                  300                3,768

----------------------------------------------------------------------------

                          $ 99,809             $  4,198             $(27,157)

----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The effective tax rate differs from the Federal statutory rate as follows (in thousands):

Years Ended September 30,                         1996                 1997                 1998
------------------------------------------------------------------------------------------------

Statutory rate                                $ 34,933             $  1,469             $ (9,505)
State taxes, net of Federal effect               3,297                  200               (1,178)
Foreign taxes at differing rates                   197                  268                  (51)
FSC commission                                  (2,164)                (464)              (1,437)
Change in valuation allowance                   (2,656)                  --                   --
Tax exempt interest                                 --               (2,284)              (1,799)
Settlement of royalty obligation                    --                1,500                   --
Other                                            1,377                  825                  390

------------------------------------------------------------------------------------------------

  Total                                       $ 34,984             $  1,514             $(13,580)

------------------------------------------------------------------------------------------------


The items giving rise to deferred taxes were as follows (in thousands):

September 30,                                                         1997                 1998
-----------------------------------------------------------------------------------------------
Deferred tax assets:
  Reserves not recognized for tax purposes                        $ 11,757             $ 28,907
  Net operating loss carryforwards of acquired companies             3,130                3,130
  Accelerated depreciation                                             273                  273

-----------------------------------------------------------------------------------------------

  Total deferred tax assets                                         15,160               32,310
Valuation allowance                                                 (9,297)              (9,297)

-----------------------------------------------------------------------------------------------

Total                                                             $  5,863             $ 23,013

-----------------------------------------------------------------------------------------------


At September 30, 1998, approximately $7,900,000 of Federal loss carryforwards were available to offset future Federal taxable income generated by SVGL, through the year 2007, subject to certain limitations. The valuation allowance relates to the net deferred tax assets of SVGL.

In 1996, 1997 and 1998, the Company made income tax payments of $36,059,000, $2,882,000 and $16,878,000, respectively.


NOTE 10. STOCKHOLDERS' EQUITY

COMMON STOCK WARRANTS. On September 30, 1994, as part of a series of agreements with SEMATECH, the Company sold warrants for $8,204,000 under which SEMATECH had the right to purchase 1,750,000 shares of Common Stock at $13.625 per share. The warrants were subject to a net exercise provision that permitted the holder to make a cashless exercise of the warrants based on the closing price of the Common Stock. In April 1996, SEMATECH exercised the warrants through the net issuance provision resulting in the issuance of 701,923 shares of Common Stock with no cash proceeds to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


COMMON STOCK. In October 1995, the Company sold 4,025,000 shares of its Common Stock through an underwritten public offering. The net proceeds from the offering were approximately $126,200,000.

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


NOTE 11. STOCK OPTION AND PURCHASE PLANS

Under the Company's stock option plans, the Board of Directors may, at its discretion, grant incentive or nonqualified stock options to employees and directors, and options are automatically granted annually to directors who are not employees of the Company. Options may be granted for a period not to exceed ten years from the date of grant, at prices at least equal to the fair market value of Common Stock at the grant date, and become exercisable generally over a period of up to five years.

Activity under the plans is as follows (shares in thousands):

                                         Shares         Weighted Average
                                      Under Option       Exercise Price
------------------------------------------------------------------------
Balances, September 30, 1995             1,766             $   15.72
  Granted                                1,519                 19.21
  Exercised                               (115)                 7.67
  Canceled                              (1,043)                26.89

------------------------------------------------------------------------

Balances, September 30, 1996             2,127                 13.02
  Granted                                  823                 25.03
  Exercised                               (372)                10.34
  Canceled                                (117)                17.94

------------------------------------------------------------------------

Balances, September 30, 1997             2,461                 16.97
  Granted                                1,121                 21.64
  Exercised                               (158)                 5.47
  Canceled                                (218)                20.24

------------------------------------------------------------------------

Balances, September 30, 1998             3,206             $   18.93

------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information concerning options outstanding and exercisable as of September 30, 1998:

                                       Options Outstanding                Options Exercisable
--------------------------------------------------------------------------------------------------
                                 Weighted Average     Weighted                        Weighted
Range of                Number   Contractual Life      Average         Number          Average
Exercise Prices      Outstanding    (in years)     Exercise Price    Exercisable    Exercise Price
--------------------------------------------------------------------------------------------------


$ 4.66 - $ 7.50         234,238           .67       $    6.61          231,602        $    6.63
$10.50 - $15.00         512,818          3.86       $   11.87          305,481        $   10.81
$   16.13               747,086          4.79       $   16.13          348,941        $   16.13
$16.63 - $20.63         676,027          8.77       $   20.22           68,750        $   19.00
$21.25 - $32.69       1,036,239          7.23       $   26.38          180,199        $   26.25


-------------------------------------------------------------------------------------------------

Total                 3,206,408          5.97       $   18.93        1,134,973        $   14.54

-------------------------------------------------------------------------------------------------


At September 30, 1998, options to purchase 1,087,170 shares of Common Stock were available for future grant. There were 549,750 and 732,024 options exercisable as of September 30, 1996 and 1997, respectively with a weighted average exercise price of $8.29 and $10.16, respectively, per share.

In July 1996, the Company repriced 940,114 employee options to purchase shares with exercise prices between $19.63 and $44.25 to a new exercise price of $16.13. In September 1996 the Company repriced 30,000 director options to purchase shares with exercise prices between $19.56 and $44.50 to an exercise price of $18.06. Vesting periods, for all such options, recommenced at the date of repricing.

Under the Company's Employee Stock Purchase Plan, 2,200,000 shares of Common Stock were reserved for issuance of which 1,495,730 had been issued at September 30, 1998. The plan permits virtually all employees to purchase, through payroll deductions, Common Stock at 85% of the lower of the fair market value of the Common Stock on the first or last day of the offering period. The plan has offering periods of twelve months, with a new twelve-month period beginning each April 1 and October 1.

Pro forma net income and earnings per share. The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's employee options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares under the Employee Stock Purchase Plan) granted subsequent to September 30, 1995 under the fair value method of that statement.

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1996, 1997 and 1998, respectively: risk free rates of 6.3%, 6.4% and 6.0%; a stock price volatility factor of 56%, 56% and 64%; an expected option life of 2 years, 2 years and 7.2 months following vesting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for Officer and Directors and 9 months, 9 months and 7.3 months for all others; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and recognition of forfeitures as they occur. The weighted average fair value of options granted during the fiscal 1996, 1997 and 1998 was approximately $7.79, $12.57 and $9.85 per share, respectively. The fair value of the employee purchase rights under the Employee Stock Purchase Plan was estimated using the same model, but with the following weighted average assumptions for fiscal 1996, 1997 and 1998, respectively: risk-free rates of 5.5%, 5.8% and 6.0%, stock price volatility factor of 56%, 56% and 60%, and expected option life of one year. The weighted average fair value of purchase rights granted in fiscal 1996, 1997 and 1998 was approximately $9.26, $8.76 and $7.68 per share, respectively.

For purposes of pro forma disclosures required by SFAS 123, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                1996          1997           1998
----------------------------------------------------------------------------------
Proforma net income (loss)                      $61,960    $(3,738)      $(21,116)
Proforma earnings (loss) per share--basic       $  2.02    $  (.12)      $   (.65)
Proforma earnings (loss) per share--diluted     $  1.99    $  (.12)      $   (.65)

-----------------------------------------------------------------------------------


For pro forma purposes in accordance with SFAS No. 123, the repricing of employee stock options during 1996 is treated as a modification of the stock-based award, with the original options being repurchased and new options granted. Any additional compensation arising from the modification is recognized over the remaining vesting period of the new grant. SFAS 123 is effective for stock-based awards granted by the Company commencing October 1, 1995. All stock-based awards granted before October 1, 1995, have not been valued and no pro forma compensation expense has been recognized. However, any option granted before October 1, 1995 that was repriced in 1996 is treated as a new grant within 1996 and valued accordingly. In addition, because compensation expense is recognized over the vesting period of the option, the initial impact on pro forma income may not be representative of pro forma compensation expense in future years.


NOTE 12.COMMITMENTS

Future minimum lease payments for operating leases for the years ended September 30 (primarily facilities) are as follows (in thousands):

1999                                                       $ 5,128
2000                                                         3,882
2001                                                         3,337
2002                                                         3,291
2003                                                         3,177
Thereafter through 2010                                      3,970

-------------------------------------------------------------------

Total                                                      $22,785

-------------------------------------------------------------------


Rent expense was $9,024,000, $7,009,000 and $7,006,000 in 1996, 1997 and 1998,
respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The Company has an option to purchase the land and buildings at one of their track facilities for approximately $10,000,000, which expires, on or about, December 11, 1998. The Company is in the process of determining whether they will execute this option or extend their current operating lease.


NOTE 13. RESEARCH AND DEVELOPMENT AGREEMENTS

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

The Company incurred costs of $30,288,000 in 1996, $40,227,000 in 1997 and $12,842,000 in 1998 relating to such product development and recognized $4,994,000, $7,968,000 and $11,997,000, respectively, in related funding.

During fiscal 1996, the Company entered into agreements with certain customers (the Participants) whereby each agreed to assist in funding the Company's development of an advanced technology 193-nanometer Micrascan system. In exchange for such funding the Participants receive the right to purchase one such system and in addition, receive a right of first refusal (ratable among such participants) to all such machines manufactured during the first two years following the initial system shipments. For each initial system ordered, each Participant agreed to fund $5,000,000 in such development costs. The agreements call for each Participant to pay $1,000,000 of initial development funding and four subsequent payments of $1,000,000 upon the completion of certain development milestones. The participants may withdraw from the development program without penalty but payments made against completed development milestones are not refundable and all preferential rights to future equipment are forfeited. As of September 30, 1998, the Company had received $20,000,000 in funding from six Participants, of which $19,765,000 had been recognized and offset against research and development expenditures. The agreements with the Participants stipulate that if the Company receives funding for the development program in excess of $25,000,000, it will issue, ratably to the Participants, credits totaling such excess in the form of a cash discount which can be applied to the purchase of additional systems by each Participant.


NOTE 14. GEOGRAPHIC SEGMENTS

The Company's products are manufactured in the United States and are sold worldwide. The Company markets internationally through both its foreign-based sales and service operations and through outside distributors and sales representatives.

One customer accounted for 30% of sales in 1996, 36% of sales in 1997, and 40% of sales in 1998; a second customer accounted for 7% of sales in 1996, 22% of sales in 1997 and 17% of sales in 1998; and a third customer accounted for 10% of sales in 1996, 6% of sales in 1997 and 13% of sales in 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

September 30 (in thousands)                        1996          1997          1998
-----------------------------------------------------------------------------------
Net Sales:
    North America:
  Unaffiliated customers:
    North America                               $431,571      $442,422       $393,579
    Europe                                       131,570        87,312        163,482
    Far East                                      50,340        53,287         12,810
    Other                                            203           126             96
  Inter-region transfers                          29,004        26,264         28,156
    Europe                                        27,629        21,044         28,958
    Far East                                      16,024        10,035          9,700
Eliminations                                     (29,004)      (26,264)       (28,156)

--------------------------------------------------------------------------------------

    Consolidated net sales                      $657,337      $614,226       $608,625

--------------------------------------------------------------------------------------

Operating Income (Loss):
  North America                                 $ 82,941      $ (2,414)       (34,309)
  Europe                                           3,964        (1,718)         3,630
  Far East                                         1,241           591             79
  Eliminations                                    (1,085)       (1,882)        (1,621)

--------------------------------------------------------------------------------------

    Consolidated operating income (loss)        $ 87,061      $ (5,423)      $(32,221)

--------------------------------------------------------------------------------------

Identifiable Assets:
  North America                                 $707,023      $731,158       $701,129
  Europe                                          37,934        28,361         38,883
  Far East                                         8,351         6,827         10,213
  Eliminations                                    (9,051)      (10,329)       (19,635)

--------------------------------------------------------------------------------------

    Consolidated assets                         $744,257      $756,017       $730,590

--------------------------------------------------------------------------------------


NOTE 15. ACQUISITION OF TINSLEY LABORATORIES, INC.

On November 26, 1997, the Company acquired Tinsley Laboratories, Inc. in a stock for stock transaction whereby approximately 1,091,000 shares of the Company's Common Stock were exchanged for all outstanding shares of TLI Common Stock. TLI designs, manufacturers and sells precision optical components, assemblies and systems to customers in a variety of industries and research endeavors. The transaction was accounted for as a pooling of interests for financial reporting purposes. All prior periods have been restated to include TLI financial results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Prior to the merger, TLI used a calendar year end. The Company's restated financial statements combine the fiscal 1996 results of the Company with the calendar 1996 results of TLI. Both companies have been accounted for on a September fiscal year for 1997 and 1998. TLI's results of operations for the quarter ended December 31, 1996, that are not material to the consolidated companies, have been included in the combined financial statements for both fiscal 1996 and fiscal 1997, with the adjustment to conform the fiscal periods reflected as an adjustment to retained earnings in the first quarter of fiscal 1997.

The following table illustrates the combination of TLI and the Company for periods prior to the effective date of the merger:

(In thousands)                   1996           1997
----------------------------------------------------
Net Sales:
  Silicon Valley Group       $639,928       $594,957
  TLI                          17,409         19,269

----------------------------------------------------

Combined net sales           $657,337       $614,226

----------------------------------------------------

Net Income:
  Silicon Valley Group       $ 63,221       $  1,487
  TLI                             878          1,105

----------------------------------------------------

Combined net income          $ 64,099       $  2,592

----------------------------------------------------


NOTE 16. SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                             First          Second           Third             Fourth
(in thousands, except per share amounts)    Quarter         Quarter          Quarter           Quarter
------------------------------------------------------------------------------------------------------
1998
  Net sales                                $ 188,707       $ 195,872        $ 116,385        $ 107,661
  Gross profit                                74,388          77,514           38,088           10,239
  Income (loss) before income taxes           17,860          14,059          (11,357)         (47,719)
  Net income (loss)                           12,145           9,560           (6,817)         (28,465)
  Net income (loss) per share--basic            0.38            0.30            (0.21)           (0.87)
  Net income (loss) per share--diluted          0.37            0.29            (0.21)           (0.87)

1997
  Net sales                                $ 128,022       $ 145,881        $ 166,079        $ 174,244
  Gross profit                                48,754          54,554           62,746           70,058
  Income (loss) before income taxes
   and minority interest                       5,661         (24,294)          10,012           12,819
  Net income (loss)                            3,584         (15,982)           6,562            8,428
  Net income (loss) per share--basic            0.11           (0.51)            0.21             0.26
  Net income (loss) per share--diluted          0.11           (0.51)            0.20             0.25

------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Silicon Valley Group, Inc.:

We have audited the accompanying consolidated balance sheets of Silicon Valley Group, Inc. and its subsidiaries as of September 30, 1997 and 1998, and the related consolidated statements of operations, Stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silicon Valley Group, Inc. and its subsidiaries at September 30, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP                           [DELOITTE & TOUCHE LLP LOGO]


San Jose, California
October 26, 1998

FINANCIAL INFORMATION


FIVE-YEAR SELECTED FINANCIAL DATA

Years Ended September 30,
(in thousands, except per share amounts)            1994            1995            1996            1997            1998
------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
  Net sales                                    $ 332,891       $ 475,141       $ 657,337       $ 614,226       $ 608,625
  Income (loss) before income
   taxes and minority interest                    27,411          61,696          99,809           4,198         (27,157)
  Net income (loss)                               17,110          39,263          64,099           2,592         (13,577)
  Preferred stock dividend                         1,190             537              --              --              --
  Net income (loss)
   per share--basic                            $     .90       $    1.66       $    2.09       $    0.08       $   (0.42)
  Shares used in per share
   computations--basic                            19,113          23,627          30,657          31,635          32,438
  Net income (loss)
   per share--diluted                          $     .87       $    1.61       $    2.06       $    0.08       $   (0.42)
  Shares used in per share
   computations--diluted                          19,587          24,326          31,122          32,414          32,438

Balance Sheet Data:
  Working capital                              $ 174,509       $ 328,128       $ 466,637       $ 420,486       $ 371,960
  Total assets                                   284,515         513,665         744,257         756,017         730,590
  Long-term debt and
   capital leases                                  3,418           2,015           1,718           6,515           5,865
  Stockholders' equity                           193,363         358,614         551,242         573,110         561,530

Other Data:
  Backlog                                      $ 213,121       $ 400,324       $ 404,889       $ 437,668       $ 254,130
  Number of employees                              1,999           2,757           3,185           3,515           2,660

------------------------------------------------------------------------------------------------------------------------



Common Stock Prices

The Company's Common Stock is traded in the over-the-counter market on the Nasdaq National Market System under the symbol SVGI. The following table sets forth the range of high and low sales prices of the stock during fiscal 1997 and fiscal 1998 as reported by Nasdaq-NMS.

                                        Fiscal 1997                 Fiscal 1998
--------------------------------------------------------------------------------------

                                    High           Low           High            Low

--------------------------------------------------------------------------------------

First Quarter                     $19-3/8        $15-3/8        $36-1/4        $18-3/8
Second Quarter                     27-1/8         18-5/8         27-7/8         19
Third Quarter                      26-3/8         18-1/2         21-1/2         15-3/4
Fourth Quarter                     37-3/4         28-1/2         16-1/2          8

--------------------------------------------------------------------------------------

To date, the Company has not declared or paid dividends on its Common Stock. The Board of Directors of the Company presently intends to retain all earnings for use in the Company's business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. The Company's revolving credit facility prohibits the payment of cash dividends on Common Stock. As of November 27, 1998, there were 1,269 holders of record of the Common Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements are indicated by an asterisk (*) following the sentence in which such statement is made. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


RESULTS OF OPERATIONS

The Company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits. The Company's products are used in photolithography for exposure and photoresist processing, and in deposition for oxidation/diffusion and low pressure chemical vapor deposition ("LPCVD"). The Company manufactures and markets photolithography exposure SVGL products, photoresist processing Track products, oxidation/diffusion and LPCVD Thermco products and certain Tinsley precision optical components.

On November 26, 1997, the Company acquired Tinsley Laboratories, Inc. ("TLI"). (See "Liquidity and Capital Resources") The transaction has been accounted for as a pooling of interests for financial reporting purposes. All amounts discussed below have been retroactively restated to reflect the inclusion of TLI.

The semiconductor industry into which the Company sells its products is highly cyclical and historically experienced periodic downturns that have had a severe effect on the semiconductor industry's demand for semiconductor processing equipment. As a result of the Asian economic crisis, an oversupply of certain semiconductor products, the impact of low cost personal computers, and various other factors, semiconductor manufacturers have reduced planned expenditures and cancelled or delayed the construction of new fabrication facilities. This slowdown in demand began to impact the Company during the fourth quarter of calendar 1997 (the Company's first fiscal quarter of 1998) as the Company experienced lower customer bookings ("bookings"), customer deferrals of scheduled equipment delivery dates and, to a lesser extent, customer order cancellations. For the four quarters of fiscal 1998 bookings were $137,253,000, $100,442,000, $123,641,000 and $65,936,000, respectively. By comparison, during the fourth quarter of fiscal 1997, the Company recorded bookings of $214,987,000. As a result of such lower bookings, order rescheduling and order cancellations, sales during the second half of fiscal 1998 were 42% below sales during the preceding six months. Further, the Company believes that sales during the first half of fiscal 1999 could be 10% to 15% lower than sales during the second half of fiscal 1998, partly as a result of these lower bookings.* A decrease in sales of this magnitude could result in further reductions in the Company's gross margin and net income in the first half of fiscal 1999.* There can be no assurance that the Company will not experience further customer delivery deferrals, additional order cancellations or a prolonged period of customer orders at reduced levels, any or a combination of which would have a material adverse effect on the Company's business and results of operations.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In an effort to lessen the impact of these lower sales volumes, the Company took several steps to reduce operating expenses, including a reduction in workforce, temporary shutdowns and the restructuring of certain portions of the Company's business. During the third quarter of fiscal 1998, the Company reduced its workforce by approximately 200 employees and shut down the majority of its operations for five days. During the fourth quarter of fiscal 1998, the Company shut down the majority of its operations for ten additional days and recorded restructuring and related charges of $33,680,000. The restructuring and related charges include costs of $28,521,000 resulting from the termination of the Company's previously announced 200-APS photoresist processing system (the "200-APS charge") and a provision of $5,159,000 for the July and September 1998 announced reductions in the Company's workforce for approximately 950 employees. The severance compensation and benefit costs for July 1998 were $2,696,000 for approximately 660 employees and the September 1998 charge was $2,463,000 for approximately 290 employees. The 200-APS charge consisted of the following components: (i) the write-off of 200-APS inventory totaling $19,117,000; (ii) the write-off of fixed assets with a net book value of $3,213,000 that were employed in the 200-APS effort; (iii) costs totaling $5,580,000 to fulfill obligations to customers committed to utilizing 200-APS systems, including the cancellation of certain receivables and the support of such systems through fiscal 2000; and (iv) certain other costs totaling $611,000 related to exiting the 200-APS program. The cost of the 200-APS inventory write-off was classified as cost of sales and the remaining restructuring costs were classified in operating expenses as restructuring and related charges.

Historically, the Company has relied on a limited number of customers for a substantial percentage of its net sales. In fiscal 1998, the Company's three largest customers accounted for 40%, 17% and 13% of net sales. The Company believes that, for the foreseeable future, it will continue to rely on a limited number of major customers for a substantial percentage of its net sales.* As a result of delays in delivering initial quantities of the subsequently terminated 200-APS Track product, one of the Company's largest Track customers has decided to purchase systems with similar capabilities from another supplier, which the Company expects will have an adverse effect on Track's sales in future periods.* (See "Risks Inherent in the Company's Business--Rapid Technological Change; Dependence on New Product Development"). The loss of any other significant customer, further delays in shipments due to rescheduling or additional reductions in orders by a significant customer, including reductions in orders due to market, economic or competitive conditions in the semiconductor industry, will further exacerbate the adverse effect the customer order rescheduling and cancellations discussed above have had on the Company's business and results of operations.*


FISCAL 1998 COMPARED TO FISCAL 1997

For fiscal 1998, net sales were $608,625,000, slightly below fiscal 1997 net sales of $614,226,000. The decrease in net sales was due to lower shipments of Thermco and Track products during fiscal 1998, offset in part by increased shipments of the SVGL Micrascan photolithography product.

The Company's fiscal 1998 bookings were $427,272,000 (which represented a book to bill ratio of 0.70 to 1), significantly below fiscal 1997 bookings of $648,001,000 (which represented a book to bill ratio of 1.05 to 1). At September 30, 1998, the Company had a backlog of $254,130,000, a 42% decrease from the September 30, 1997 backlog of $437,668,000. The Company includes in backlog only those orders to which a purchase order number has been assigned by the customer, with substantially all of the terms and conditions agreed upon, and for which delivery has been specified within twelve months. At September 30, 1998, the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


backlog included orders for 34 Micrascan photolithography products. In addition to the products included in backlog, the Company had 19 orders for SVGL Micrascan photolithography products with scheduled delivery dates outside the twelve-month backlog window.

During the second half of fiscal 1998, the Company recognized approximately $58,000,000 of net sales to two customers who accepted and took title to the related equipment, and agreed to normal payment terms, but requested that the Company store the equipment until predetermined shipment dates. At September 30, 1998, the Company was storing a total of $53,000,000 of such equipment with shipment dates ranging through July 1999.

For fiscal 1998, the Company's gross margin was 33%, significantly below the fiscal 1997 gross margin of 38%. As discussed above, $19,117,000 of the fiscal 1998 restructuring charge for the write-off of 200-APS inventory has been included in cost of sales. This restructuring charge accounted for 3% of the year to year decrease in gross margin. Without taking into account the 200-APS inventory charge, the fiscal 1998 gross margin was 36%, a decrease of 2% from the fiscal 1997 gross margin. This decrease was primarily the result of lower volumes and higher fixed costs for SVGL products during the second half of fiscal 1998 and the overall effect of lower volumes of Thermco and to a lesser degree, Track products.

Research, development and related engineering ("R&D") expenses are net of funding received from outside parties under various development agreements. Such funding is typically payable upon the attainment of one or more development milestones that are specified in the agreement. Neither the spending, nor the recognition of the funding related to the development milestones is ratable over the term of the agreements. During fiscal 1996, the majority of development funding was received by SVGL from the industry consortium of semiconductor manufacturers, SEMATECH. In fiscal 1997 and fiscal 1998, the funding was primarily related to agreements between the Company and certain customers for the development of a 193 nanometer Micrascan system. (See "SVGL--Research and Development Funding.")

R&D expenses were $87,272,000 (14% of net sales) during fiscal 1998, compared to $74,311,000 (12% of net sales) during fiscal 1997. Such R&D amounts are net of funding recognized under joint development agreements of $11,997,000 and $7,968,000 during fiscal 1998 and fiscal 1997, respectively. The year to year increase in R&D was primarily due to new product and process development, particularly for SVGL products, the design and development of equipment capable of processing the next generation 300mm wafer and costs associated with Track's subsequently terminated 200-APS program.

During late fiscal 1996 and early fiscal 1997, the Company sold approximately $20,000,000 in product to SubMicron Technology PCL ("SMT"), a newly established semiconductor foundry in Thailand. SMT paid the Company approximately $14,000,000 before encountering severe financial difficulties. During the third quarter of fiscal 1997, the Company determined that the remaining receivable from SMT was uncollectible. After reversing costs accrued for the installation and warranty of the products sold to SMT, the Company recorded a net charge against its fiscal 1997 operating results of approximately $4,000,000 (the "SMT Charge").

During fiscal 1998, marketing, general and administrative ("MG&A") expenses were $130,615,000 (21% of net sales), lower than fiscal 1997 MG&A of $134,642,000
(22% of net sales). The decrease in MG&A from the preceding year was primarily due to the effect of the SMT Charge on fiscal 1997 MG&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


As discussed above, during the fourth quarter of fiscal 1998, the Company recorded restructuring and related charges of $33,680,000, of which $14,563,000 was classified as operating expenses.

Under the terms of a research and development agreement, SVGL owed IBM certain royalties based on future operating results. During the second quarter of fiscal 1997, the Company satisfied its obligation to IBM. See the discussion of the IBM royalties in the comparison of fiscal 1997 to fiscal 1996 below.

For fiscal 1998, the Company had an operating loss of $32,221,000, compared to an operating loss of $5,423,000 during fiscal 1997. In comparison to the preceding year, the fiscal 1998 operating loss was the result of the restructuring charges, lower gross margins on lower net sales and increased R&D expenses, offset in part by the non-recurring royalty settlement during fiscal 1997.

Interest and other income was $6,082,000 during fiscal 1998 compared to $10,639,000 for fiscal 1997. The year to year decrease in interest and other income was primarily the result of lower interest income due to lower average cash balances available for investment, foreign currency translation and exchange losses, in large part due to the strength of the U.S. dollar during fiscal 1998, and the absence of certain royalty income under an agreement which expired during the fourth quarter of fiscal 1997.

Interest expense of $1,018,000 in fiscal 1998 was equivalent to fiscal 1997 interest expense of $1,018,000. Interest expense in fiscal 1998 and 1997 was primarily associated with a $6,500,000 loan received from the Connecticut Development Authority. (See Note 7 to the Consolidated Financial Statements).

The Company recorded a 50% benefit for income taxes for fiscal 1998, compared to a 36% provision for fiscal 1997. Variations in the Company's effective tax rate relate primarily to changes in the geographic distribution of its pretax income and certain tax-free interest income. (See Note 9 to the Consolidated Financial Statements).

The minority interest reflected in the Company's 1997 financial statements represents that share of SVGL's operating results attributable at the time to its minority stockholder, IBM. In March 1997, the Company purchased IBM's interest in SVGL for $3,000,000. The Company now accounts for SVGL as a wholly owned subsidiary.

For fiscal 1998 the Company had a net loss of $13,577,000 ($0.42 loss per share--diluted), compared to net income of $2,592,000 ($0.08 per share--diluted) for fiscal 1997.


FISCAL 1997 COMPARED TO FISCAL 1996

For fiscal 1997, net sales were $614,226,000, a decrease of 7% from net sales of $657,337,000 during fiscal 1996. The lower net sales were the result of lower shipments of Thermco and Track products during fiscal 1997, offset in part by increased shipments of SVGL's Micrascan photolithography products, particularly revenues from shipments of Micrascan III that began shipping in the first quarter of fiscal 1997.

The Company's fiscal 1997 bookings were $648,001,000 (which represented a book to bill ratio of 1.05 to 1), up slightly from fiscal 1996 bookings of $661,902,000 (which represented a book to bill ratio of 1.01 to 1). At September 30, 1997, the Company had a backlog of $437,668,000, an 8% increase over the September 30, 1996 backlog of $404,889,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


As of September 30, 1997, the Company had recognized net sales of approximately $11,100,000 from two customers who accepted and took title to the related equipment and agreed to normal credit payment terms, but requested that the Company store the equipment until predetermined shipment dates.

For fiscal 1997, the Company's gross margin was 38%, significantly below the fiscal 1996 gross margin of 42%. The decrease was primarily due to costs associated with Track's subsequently terminated 200-APS product and reduced shipments and manufacturing volumes of Thermco and Track products. The lower Thermco and Track margins were offset in part by increased fiscal 1997 SVGL gross margins, primarily due to the mix of Micrascan photolithography products shipped, and increased manufacturing volumes and efficiencies related to Micrascan products.

R&D expenses were $74,311,000 (12% of net sales) during fiscal 1997, compared to $67,323,000 (10% of net sales) during fiscal 1996. Such R&D amounts are net of funding recognized under joint development agreements of $7,968,000 and $4,994,000 during fiscal 1997 and fiscal 1996, respectively. The increase in fiscal 1997 R&D was primarily due to multiple lithography development programs, efforts in all of the product groups to design equipment capable of processing the next generation 300mm wafers and Track's subsequently terminated 200-APS program.

During fiscal 1997, MG&A expenses, which included the SMT Charge discussed above, were $134,642,000 (22% of net sales), significantly above fiscal 1996 MG&A of $119,238,000 (18% of net sales). In addition to the SMT Charge, the year to year increase in MG&A was due in part to the expansion of the Company's sales and marketing functions, increased personnel and operating expenditures related to SVGL's technical customer training, support and administrative functions, and the amortization of certain prepaid royalties related to a transaction with IBM which is discussed below. Additionally, increases in certain costs related to SVGL's higher fiscal 1997 shipping levels were offset by year to year reductions in similar costs for Track and Thermco products as a result of lower fiscal 1997 shipments. In comparison to the preceding fiscal year, MG&A was higher in fiscal 1997 as a percentage of net sales due to the combined effect of increased expenditures and lower net sales during fiscal 1997.

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

For fiscal 1997, the Company had an operating loss of $5,423,000, compared to operating income of $87,061,000 during fiscal 1996. In comparison to the preceding year, the fiscal 1997 operating loss was the result of lower gross margins on lower net sales, higher operating expenses and the royalty settlement with IBM discussed above.

Interest and other income was $10,639,000 during fiscal 1997 compared to $13,504,000 for fiscal 1996. Compared to the preceding fiscal year, the decrease in fiscal 1997 interest and other income was primarily the result of a significantly greater percentage of the Company's investment portfolio consisting of tax-free and tax-advantaged instruments, which have lower pre-tax yields than taxable instruments, and lower cash balances available for investment. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company invests in tax-free and tax-advantaged instruments when the after-tax yields on such instruments exceed those on taxable instruments.

Interest expense was $1,018,000 in fiscal 1997, an increase over fiscal 1996 interest expense of $756,000. The increased fiscal 1997 expense was primarily the result of interest paid on a $6,500,000 loan received from the Connecticut Development Authority in February 1997.

The Company recorded a 36% provision for income taxes for fiscal 1997, compared to a 35% provision for fiscal 1996. Variations in the Company's effective tax rate relate primarily to changes in the geographic distribution of its pretax income. (See Note 9 to the Consolidated Financial Statements.)

The minority interest reflected in the Company's financial statements represents that share of SVGL's operating results that were attributable at the time to its minority stockholder, IBM. In March 1997, the Company purchased IBM's interest in SVGL for $3,000,000. The Company now accounts for SVGL as a wholly-owned subsidiary and there is no longer a minority interest. In fiscal 1997, minority interest was recorded from the beginning of the fiscal year through the date the Company purchased IBM's interest and represented a reduction from income of $92,000. For fiscal 1996, minority interest represented a $726,000 reduction from income.

Net income for fiscal 1997 was $2,592,000 ($0.08 per share--diluted), compared to net income of $64,099,000 ($2.06 per share--diluted) for fiscal 1996.


RISKS INHERENT IN THE COMPANY'S BUSINESS

FLUCTUATIONS IN QUARTERLY RESULTS. The Company has, at times during its existence, experienced quarterly fluctuations in its operating results. Due to the relatively small number of systems sold during each fiscal quarter and the relatively high revenue per system, customer order rescheduling or cancellations, or production or shipping delays can significantly affect quarterly revenues and profitability. The Company has experienced, and may again experience, quarters during which a substantial portion of the Company's net sales are realized near the end of the quarter.* Accordingly, shipments scheduled near the end of a quarter, which are delayed for any reason, can cause quarterly net sales to fall short of anticipated levels. Since most of the Company's expenses are fixed in the short term, such shortfalls in net sales could have an adverse effect on the Company's business and results of operations.* The Company's operating results may also vary from quarter to quarter based upon numerous factors including the timing of new product introductions, product mix, level of sales, the relative proportion of domestic and international sales, activities of competitors, acquisitions, international events, currency exchange fluctuations, and difficulties obtaining materials or components on a timely basis.* In light of these factors, the Company may again experience variability in its quarterly operating results.*

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCT DEVELOPMENT. Semiconductor manufacturing equipment and processes are subject to rapid technological change. The Company believes that its future success will depend upon its ability to continue to enhance its existing products and their process capabilities and to develop and manufacture new products with improved process capabilities that enable semiconductor manufacturers to fabricate semiconductors more efficiently.* The Company is developing Track and Lithography products, and has shipped limited quantities of Thermco products, capable of processing 300mm wafers in anticipation of the industry's transition to this larger wafer standard. Failure to successfully introduce these or any other new products in a timely manner could result in

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



the loss of competitive position and could reduce sales of existing products.* In addition, new product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and increase the potential for a decline in orders of existing products, particularly if new products are delayed.*

From time-to-time, the Company has experienced delays in the introduction of its products and product enhancements due to technical, manufacturing and other difficulties and may experience similar delays in the future.* For example, during fiscal 1996, the Company announced the subsequently terminated 200-APS Track product. Initial shipments of the 200-APS were scheduled to commence during the second quarter of fiscal 1997, and were delayed until the second quarter of fiscal 1998. This delay, as well as industry developments, caused the Company to implement a plan, which was announced on September 30, 1998, to terminate future development and shipments of its 200-APS products, and to concentrate its efforts on completing a new product which has been in development for approximately one year. There can be no assurance that the Company will not experience delays in development or manufacturing problems related to its new product as a result of instability of the design of either the hardware or software elements of the new technology, or be able to efficiently manufacture the new product or other products.* These issues could result in product delivery delays and a subsequent loss of future sales.* Semiconductor manufacturers tend to select either a single supplier or a primary supplier for a certain type of equipment. The Company believes that prolonged delays in delivering initial quantities of newly developed products to multiple customers, whether due to the protracted release of product from engineering into manufacturing or due to manufacturing difficulties, could result in semiconductor manufacturers electing to install competitive equipment in their fabrication facilities and could preclude industry acceptance of the Company's products.* For example, the Company's largest Track customer has decided to secure deliveries from another source, a decision the Company believes is primarily due to the delay and subsequent termination of the 200-APS. The release into the market of a new technology Track product will not be accomplished for a number of quarters.* As a result, competitors will increase their market share, and it will be increasingly difficult for the Company to regain market position.* The Company's inability to effect the timely production of new products or any failure of these products to achieve market acceptance could have a material adverse effect on the Company's business and results of operations.*

Historically, the unit cost of the Company's products has been the highest when they are newly introduced into production and cost reductions have come over time through engineering improvements, economies of scale and improvements in the manufacturing process.* As a result, new products have, at times, had an unfavorable impact on the Company's gross margins and results of operations. There can be no assurance that the initial shipments of new products will not have an adverse effect on the Company's profitability or that the Company will be able to attain design improvements, manufacturing efficiencies or manufacturing process improvements over time.* Further, the potential unfavorable effect of newly introduced products on profitability can be exacerbated when there is intense price competition in the marketplace.*

COMPETITION. The semiconductor equipment industry is intensely competitive. The Company faces substantial competition both in the United States and other countries in all of its products. Significant competitive factors include technology and cost of ownership, a formula which includes such data as initial price, system throughput and reliability and time to maintain or repair. Other competitive factors include familiarity with particular manufacturers' products, established relationships between suppliers and customers, product availability

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


and technological differentiation. Occasionally, the Company has encountered intense price competition with respect to particular orders and has had difficulty establishing new relationships with certain customers who have long-standing relationships with other suppliers.

Many of the Company's competitors are Japanese corporations. As a result of the strength of the U.S. dollar in relation to the Japanese yen, the Company is at a disadvantage when competing on the basis of price. In light of the recent economic downturn in certain Asian countries which represent significant markets for such competitors, the Company believes that it may encounter more severe price competition in its non-Asian markets.* To compete effectively in these markets, the Company may be forced to reduce prices, which could cause further reduction in net sales and gross margins and, consequently, have a material adverse effect on the Company's financial condition and results of operations.*

IMPORTANCE OF THE JAPANESE AND PACIFIC RIM MARKETS. The Company's customers are heavily concentrated in the United States and Europe. The Japanese and Pacific Rim markets (including fabrication plants located in other parts of the world which are operated by Japanese and Pacific Rim semiconductor manufacturers) represent a substantial portion of the overall market for semiconductor manufacturing equipment. To date, neither the Company's shipments into Japan nor the Pacific Rim have been significant. The Company believes that the Japanese companies with which it competes have a competitive advantage because their dominance of the Japanese and Pacific Rim semiconductor equipment market provides them with the sales and technology base to compete more effectively throughout the rest of the world. The Company is not engaged in any significant collaborative effort with any Japanese or Pacific Rim semiconductor manufacturers. As a result, the Company may be at a competitive disadvantage to the Japanese equipment suppliers which are engaged in such collaborative efforts with Japanese and Pacific Rim semiconductor manufacturers. The Company believes that it must substantially increase its share of these markets if it is to compete as a global supplier.* Further, in many instances, Japanese and Pacific Rim semiconductor manufacturers fabricate devices such as dynamic random access memory devices ("DRAMs"), with potentially different economic cycles than those affecting the sales of devices manufactured by the majority of the Company's U.S. and European customers. Failure to secure customers in these markets may limit the global market share available to the Company and may increase the Company's vulnerability to industry or geographic downturns.* Recent economic difficulties in certain Asian countries, particularly Korea, as well as the current extended downturn in demand for semiconductor manufacturing equipment, will adversely affect the Company's ability to penetrate such markets.*

In the past, several of the Company's larger customers have entered into joint ventures ("JV") with European, Japanese or Pacific Rim semiconductor manufacturers. In certain instances, the Company has encountered intense price competition from foreign competitors who are suppliers to the non-U.S. member of the JV. Further, in certain instances the Company has not secured the equipment order when the non-U.S. member has had the responsibility for selecting the equipment to be used by the JV in its U.S. operations. There can be no assurance that as the Company's customers form additional alliances, whether in the U.S. or in other parts of the world, that the Company will be successful in obtaining equipment orders or that it will be able to obtain orders with sufficient gross margin to generate profitable transactions, either of which could have an adverse effect on the Company's results of operations.*

Throughout the Pacific Rim, the Company is attempting to compete with major equipment suppliers having significant market share and established service and support infrastructures

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in place. Although the Company has invested in the staffing and facilities that it believes are necessary to sell, service and support customers in the Pacific Rim, it anticipates that it will encounter significant price competition as well as competition based on technological ability.* There can be no assurance that the Company's Pacific Rim operations will be profitable, even if it is successful in obtaining significant sales in this region.* Further, due to recent economic issues in certain Asian countries, particularly Korea, as well as the current extended downturn in demand for semiconductor manufacturing equipment, the Company's ability to penetrate such markets has been diminished. Failure to secure customers in these markets would have an adverse effect on the Company's business and results of operations.*

YEAR 2000. As the Year 2000 approaches, a universal issue has emerged regarding how existing application software programs and operating systems can accommodate date values. The Company has completed the modification of its internal-use computer software for the Year 2000. The third party costs associated with such modifications were not material and were expensed in fiscal 1998. The Company does not segregate internal costs incurred to assess and remedy deficiencies related to the Year 2000 problem or modifications to its products, however, the Company has incurred approximately $124,000 with third parties to identify and modify its internal-use computers systems. Although the company believes that the solutions, which were extensively tested, have resulted in its internal-use systems being Year 2000 compliant, there can be no assurance that unforeseen problems that could disrupt operations will arise, or that the Company could be required to expend further cost and effort to solve such problems.*

The Company has evaluated its products and identified those areas containing date sensitive Year 2000 issues. The Company has informed its customers of ship dates for Year 2000 compliant products and has made available for potential sale the necessary modifications to bring previously shipped products into compliance. The Company is in the process of contacting its suppliers and service providers to ascertain their state of readiness and compliance for Year 2000 issues. The Company will continue to monitor their progress and compliance for these issues. There can be no assurance, however, that the Company's suppliers and service providers will timely provide the Company with products or services which are Year 2000 compliant. Any failure to do so by such third parties could have a material adverse impact on the Company's results of operations.*

At this time the Company does not feel it is necessary to develop a contingency plan. As risks are identified, plans will be developed and implemented as required.

Although the Company believes its Year 2000 plans will be successful, there can be no assurance that unforeseen problems will not happen which could have a material adverse effect on the Company.*

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. The Company is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. The Company attempts to minimize its currency fluctuation risk by actively managing the balances of current assets and liabilities denominated in foreign currencies. The Company does not use derivative financial instruments. A 10% change in the foreign currency exchange rates would not have a material impact on the Company's results of operations.

The Company has investments in marketable debt securities that are subject to interest rate risk. However, due to the short-term nature of the Company's debt investments the impact of interest rate changes would not have a material impact on the value of such investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The Company is also exposed to interest rate risk on its fixed rate debt obligations. At September 30, 1998 fixed rate debt obligations totaled $6,505,000. The fixed rate obligations range between 8.25% to 12% with a weighted average of 8.35% and maturity dates between April 1999 and February 2007. Due to the relatively insignificant principal balance of outstanding debt obligations, the Company does not actively manage the risk associated with these obligations. The impact of interest rate changes would not have a material impact on the Company's results of operations.

BUSINESS INTERRUPTION. The Company manufactures its Track products in San Jose, California and substantially all of its Thermco products in Orange, California. Tinsley's optical components are manufactured in Richmond and North Hollywood, California. These California facilities are located in seismically active regions. SVGL's photolithography exposure products are manufactured in Wilton and Ridgefield, Connecticut. If the Company were to lose the use of one of its facilities as a result of an earthquake, flood or other natural disaster, the resultant interruptions in operations would have a material adverse effect on the Company's results of operations and financial condition.*

SVGL--UNCERTAIN MARKET FOR MICRASCAN PRODUCTS. The Company believes that the photolithography exposure equipment market is one of the largest segments of the semiconductor processing equipment industry.* To address this market, the Company has invested and expects to continue to invest substantial resources in SVGL's Micrascan technology and its family of Micrascan deep ultraviolet ("DUV") step-and-scan photolithography products, capable of producing line widths of .18 micron and below. The development of a market for the Company's Micrascan step-and-scan photolithography products will be highly dependent on the continued trend towards finer line widths in integrated circuits. The Company believes DUV lithography will be required to fabricate devices with line widths below 0.3 micron.* Semiconductor manufacturers can purchase DUV steppers to produce product at .25 micron line widths. However, the Company believes that as devices increase in complexity and size and require finer line widths, the technical advantages of DUV step-and-scan products in the exposure of critical layers, as compared to DUV steppers, will enable semiconductor manufacturers to achieve finer line widths, higher yields and improved critical dimension control.* The Company also believes that the transition to DUV step-and-scan products for the exposure of critical layers will accelerate in calendar 1999 and that advanced semiconductor manufacturers are beginning to require volume quantities of production equipment as advanced as the current and pending versions of Micrascan to produce both critical and to some degree sub-critical layers.* Currently, competitive DUV step-and-scan equipment capable of producing
 .25 micron line widths is available in limited quantities from two competitors, and the Company believes that at least one other manufacturer of advanced photolithography products will begin initial shipments of step-and-scan machines in the near future.* There can be no assurance that the Company will be successful in competing with such products.* Further, if manufacturers of step-and-scan products or manufacturers of DUV steppers are able to further enhance existing technology to achieve finer line widths sufficiently to erode the competitive and technological advantages of DUV step-and-scan products, or other lithography manufacturers of step-and-scan products are able to supply products in sufficient quantity that are technically equal or better than the Micrascan, demand for the Micrascan technology may not develop as the Company expects.*

The Company believes that advanced logic devices and DRAMs will require increasingly finer line widths.* Consequently, SVGL must continue to develop advanced technology equipment

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

capable of meeting its customers' current and future requirements while offering those customers a progressively lower cost of ownership.* In particular, the Company believes that it must continue its development of future products capable of printing line widths finer than .18 micron and processing 300mm wafers.* Any failure by the Company to develop the advanced technology required by its customers at progressively lower costs of ownership could have a material adverse impact on the Company's financial condition and results of operations.*

SVGL--NEED TO INCREASE MANUFACTURING CAPACITY AND SYSTEM OUTPUT. The Company believes that its ability to supply products in volume will be a major factor in customer decisions to commit to the Micrascan technology.* Based upon its forecast of continued growth in demand, the transition from steppers to DUV step-and-scan photolithography equipment and potential future demand for advanced lithography products, the Company has been in the process of increasing SVGL's production capacity under an extremely aggressive expansion schedule. In August 1996, as part of this expansion, the Company purchased from The Perkin-Elmer Corporation a 243,000 square foot facility occupied by SVGL in Wilton, Connecticut, and an additional 201,000 square foot building, which SVGL now occupies, in Ridgefield, Connecticut. Through the first half of fiscal 1998, the Company has invested in significant capital improvements related to the buildings purchased and the equipment required to expand the production capabilities of SVGL. While the Company intends to continue certain of these expansion activities, it may not invest in all of the metrology and other equipment required to maximize manufacturing capacity until industry demand recovers.* However, the Company plans to continue increasing capacity to produce optical components, thus enabling it to quickly respond to customer requirements. Once demand recovers, the timely equipping of facilities to successfully complete the increase in capacity will require the continued recruitment, training and retention of a high quality workforce, as well as the achievement of satisfactory manufacturing results on a scale greater than SVGL has attempted in the past. There can be no assurance that the Company can manage these efforts successfully. Any failure to manage such efforts could result in product delivery delays and a subsequent loss of future revenues. In particular, the Company believes that protracted delays in delivering quantities of current and future Micrascan products could result in semiconductor manufacturers electing to install competitive equipment in their advanced fabrication facilities, which could impede acceptance of the Micrascan products on an industry-wide basis.* In addition, the Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if net sales, for any reason, do not increase commensurately.*

The time required to build a Micrascan system is significant. If SVGL is to be successful in supplying increased quantities of Micrascan products, it will not only need to be able to build more products, it will need to build them faster.* SVGL will require additional trained personnel and additional raw materials and components, as well as improved manufacturing and testing techniques to both facilitate volume increases and shorten manufacturing cycle time.* To that end, SVGL is continuing to develop its vendor supply infrastructure, and implement manufacturing improvements.* Additionally, the Company believes that once industry demand recovers, it must resume increasing its factory, field service and technical support organization staffing and infrastructure to support the anticipated customer requirements.* There can be no assurance that the Company will not experience manufacturing difficulties or encounter problems in its attempt to increase production and upgrade or expand existing operations.*

One of the most critical components of the Micrascan products is the projection optics, which are primarily manufactured by SVGL. As part of its overall investment in capacity, the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Company has increased SVGL's optical manufacturing floorspace. The Company believes that in order for SVGL to be a viable supplier of advanced lithography products in the future, it must successfully reduce the cycle times required to build projection optics.*

On November 26, 1997, the Company acquired TLI (See "Liquidity and Capital Resources".) The primary reasons for the acquisition were TLI's technology and expertise relating to aspherical lenses, a key component of SVGL's photolithography products, the adaptation of certain of TLI's manufacturing processes by SVGL and TLI's commencement of the fabrication of non-aspherical lenses which are currently produced by SVGL. There can be no assurance that TLI's manufacturing technology is scaleable, or that such expertise can be transferred without substantial time or expense, if at all.* The inability of SVGL to transfer this production technology for use in processes of a substantially larger scale or the inability of TLI to manufacture non-aspherical lenses for SVGL in sufficient quantities to realize efficiencies of scale could adversely affect the Company's ability to realize any significant benefits from the acquisition of TLI.*

The Company believes that protracted delays in delivering quantities of both current and future generations of Micrascan products to multiple customers could result in semiconductor manufacturers electing to install competitive equipment in their advanced fabrication facilities, and could preclude industry acceptance of the Micrascan technology and products.* In addition, the Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity and field service and technical support activities if net sales do not increase commensurately.*

SVGL--SOLE SOURCE MATERIALS AND COMPONENTS. Most raw materials and components not produced by the Company are available from more than one supplier. However, certain raw materials, components and subassemblies are obtained from single sources or a limited group of suppliers. Although the Company seeks to reduce its dependence on these sole and limited source suppliers, and the Company has not experienced significant production delays due to unavailability or delay in procurement of component parts or raw materials to date, disruption or termination of certain of these sources could occur and such disruptions could have at least a temporary adverse effect on the Company's business and results of operations.* Moreover, a prolonged inability to obtain certain components could have a material adverse effect on the Company's business and results of operations and could result in damage to customer relationships.*

The raw material for a proprietary component of the optical system for the Micrascan is available from only one supplier. The supplier has expanded its capacity to meet SVGL's projected long term requirements and has created and stored agreed upon quantities of safety stock. There can be no assurance that the supplier will be able to provide acceptable quantities of material required by SVGL.* Additionally, a version of the Company's Micrascan III photolithography system utilizes an Excimer laser that is manufactured in volume by only one supplier, which until the first quarter of fiscal 1998 was the only supplier the Company had determined could meet its specifications. SVGL has recently qualified an additional source of lasers for its current and future versions of Micrascan products, allowing the potential for the integration of such lasers into its system configurations.* However, there can be no assurance that its customers will be receptive to procuring products with lasers from this supplier, or the supplier will be able to provide product of sufficient quantity and quality. If these suppliers were unable to meet their commitments, SVGL would be unable to manufacture the quantity of products

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



required to meet the anticipated future demand, which would have a material adverse effect on the Company's business and results of operations.*

SVGL--RESEARCH AND DEVELOPMENT FUNDING. Historically, the Company has depended on external funding to assist in the high cost of development in its photolithography operation. Beginning in fiscal 1996, the Company entered into agreements with certain customers (the "Participants") whereby each agreed to assist in funding the Company's development of an advanced technology 193 nanometer Micrascan system. In exchange for such funding, each Participant received the right to purchase one such system, and in addition, received a right of first refusal (ratable among such Participants) to all such machines manufactured during the first two years following the initial system shipments. For each initial system ordered, each Participant agreed to fund $5,000,000 in such development costs. The agreements call for each Participant to pay $1,000,000 of initial development funding and four subsequent payments of $1,000,000 upon the completion of certain development milestones. The Participants may withdraw from the development program without penalty, but payments made against completed development milestones are not refundable and all preferential rights to future equipment are forfeited. At September 30, 1998, the Company had received $20,000,000 in funding from Participants, of which $19,765,000 had been recognized and offset against research and development expenditures. There can be no assurances that the Participants will remain in the program.* In the event that the Company does not receive the funding anticipated under the agreements, it would be required to replace the shortfall from its own funds or other sources. If the Company were required to use its own funds, its research and development expenses would increase and its operating income would be reduced correspondingly. The agreements with the Participants stipulate that if the Company receives funding for the development program in excess of $25,000,000, it will issue, ratably to the Participants, credits totaling such excess in the form of a cash discount which can be applied to the purchase of additional products by each Participant. There is no assurance that the Company will receive all funding that it currently anticipates or that it will be able to obtain future outside funding beyond that which it is currently receiving, and any failure to do so could have a material adverse impact on the Company's results of operations.*

SVGL--MARKET PENETRATION. The Company believes that for SVGL to succeed in the long term, it must sell its Micrascan products on a global basis.* The Japanese market (including fabrication plants operated outside Japan by Japanese semiconductor manufacturers), the Taiwanese market and the Korean market represent a substantial portion of the overall market for photolithography exposure equipment. To date, the Company has not been successful penetrating any of these markets. Recent economic difficulties in certain Asian economies, particularly Korea, may adversely affect the Company's ability to penetrate such markets.*

SVGL--FUTURE PROFITABILITY. If SVGL is to attain its objective of being a volume supplier of advanced photolithography products, the Company believes that it must expand its customer base to include additional customers from whom it secures and successfully fulfills orders for production-quantities of Micrascan products.* The Company believes that in light of the downturn in industry demand, costs associated with the continued development of the Micrascan technology, the expansion of SVGL's manufacturing capacity, the related increase in manpower and customer support, and the potential difficulties inherent in manufacturing sub-.25 micron Micrascan products, in particular the projection optics required for these products, there can be no assurance that SVGL will be able to operate profitably in the future.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LEGAL PROCEEDINGS

On or about August 12, 1998, Fullman International and Fullman Company (collectively, "Fullman") initiated a lawsuit in the United States District Court for the District of Oregon alleging a cause of action for fraudulent transfer in connection with a settlement the Company had previously entered into resolving its claims against a Thailand purchaser of the Company's equipment. In its complaint against the Company, the plaintiff, another creditor of the Thailand purchaser, alleges damages of approximately $11,500,000 plus interest. The Company has successfully moved to transfer the case to the United States District Court for the Northern District of California.

While the outcome of such litigation is uncertain, the Company believes it has meritorious defenses to the claims and intends to conduct a vigorous defense. However, an unfavorable outcome in this matter could have a material adverse effect on the Company's financial condition.*

Notwithstanding the above, the Company, from time to time, is party to various legal actions arising out of the normal course of business, none of which is expected to have a material effect on the Company's financial position or operating results.


LIQUIDITY AND CAPITAL RESOURCES

At September 30, 1998, cash and cash equivalents and temporary investments totaled $150,000,000, down $56,661,000 from the September 30, 1997 balance of $206,661,000. The decrease was primarily due to a net loss, the purchase of property, plant and equipment, the decline in accounts payable, lower deferred and refundable income taxes which were offset in part by depreciation and amortization and the reduction of accounts receivable and inventory.

On June 30, 1998, the Company entered into an unsecured $150,000,000 bank revolving line of credit agreement that expires June 30, 2001. Advances under the line bear interest at the Prime Rate or 0.65% to 1.50% over LIBOR. The agreement includes covenants regarding liquidity, profitability, leverage, coverage of certain charges and minimum net worth and prohibits the payment of cash dividends. On October 23, 1998, certain of the covenants were amended, in part to allow for the Company's fourth quarter fiscal 1998 net loss. The Company is in compliance with the covenants as amended. At December 16, 1998, there were no borrowings outstanding under the facility.

On November 26, 1997, the Company acquired Tinsley Laboratories, Inc. in exchange for approximately 1,091,000 shares of the Company's Common Stock. TLI designs manufactures and sells precision optical components, assemblies and products to customers in a variety of industries and research endeavors. The transaction has been accounted for as a pooling of interests for financial reporting purposes.

The Company believes that it has sufficient working capital and available bank credit to sustain operations and provide for the expansion of its business for the next twelve months.*

CORPORATE DIRECTORY


DIRECTORS

PAPKEN S. DER TOROSSIAN(3)
Chairman of the Board and
Chief Executive Officer

WILLIAM A. HIGHTOWER
President and Chief Operating Officer

WILLIAM L. MARTIN(1,2,3)
Retired Chief Executive Officer
Plantronics, Inc.

NAM P. SUH(3)
Cross Professor, Head of the Department
of Mechanical Engineering and
Director of the Manufacturing Institute
Massachusetts Institute of Technology

KENNETH M. THOMPSON(2)
Retired Vice President
Technology, Manufacturing and Engineering, Intel Corp.

LAWRENCE TOMLINSON(1,2)
Vice President and Treasurer
Hewlett-Packard


(1) Audit Committee Member

(2) Compensation Committee Member

(3) Technical Advisory Committee Member


OFFICERS

PAPKEN S. DER TOROSSIAN
Chairman of the Board and
Chief Executive Officer

WILLIAM A. HIGHTOWER
President and Chief Operating Officer

RUSSELL G. WEINSTOCK
Vice President, Finance and
Chief Financial Officer

EDWARD A. DOHRING*
Vice President
President, SVG Lithography Systems, Inc.

STEVEN L. JENSEN
Vice President
Worldwide Sales and Service


*Retired on 12/31/98

JEFFREY M. KOWALSKI
Vice President
President, Thermco Systems

BORIS LIPKIN
Vice President
Corporate

LARRY W. SONSINI
Secretary


STOCKHOLDER INFORMATION

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
San Jose, California

STOCK TRANSFER AGENT
Chase Mellon Shareholder Services
San Francisco, California

GENERAL COUNSEL
Wilson Sonsini Goodrich & Rosati
Palo Alto, California

FORM 10-K
The Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be furnished without charge to stockholders upon written request to:

SHAREHOLDER RELATIONS
Silicon Valley Group, Inc.
101 Metro Drive, Suite 400
San Jose, California 95110

Further information on the Company's activities, additional copies of this report, the Form 10-K, or other financial materials may be obtained on the Internet at: www.svg.com

ANNUAL MEETING OF STOCKHOLDERS
The Company's annual meeting will be held at 3:00 p.m. on Tuesday, February 23, 1999, at the Company's offices:

2240 Ringwood Avenue
San Jose, California 95131


SVG, Micrascan, and Thermco are registered trademarks and Micrascan Step-and-Scan, 200-APS, 90-S, Series 8000 AVP, and Series RVP 9000 are trademarks of Silicon Valley Group, Inc.